UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CARDIAC SCIENCE CORPORATION
(Name of Subject Company)

CARDIAC SCIENCE CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

14141A108
(CUSIP Number of Class of Securities)

Michael K. Matysik
Senior Vice President, Chief Financial Officer and Secretary
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Stewart M. Landefeld, Esq.
Eric A. DeJong, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101
(206) 359-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION

(a)	Name and Address

The name of the subject company is Cardiac Science Corporation, a Delaware corporation (“Cardiac Science”). The address of Cardiac Science’s principal executive office is 3303 Monte Villa Parkway, Bothell, Washington 98021, and its telephone number is (425) 402-2000.

(b)	Securities

This Schedule 14D-9 relates to the outstanding shares of common stock, par value $0.001 per share, of Cardiac Science (collectively, the “Shares”). As of October 29, 2010, there were 23,867,815 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF THE FILING PERSONS

(a)	Name and Address

The business address and telephone number of Cardiac Science, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above under the heading “Name and Address” and incorporated herein by reference.

(b)	Tender Offer

This Schedule 14D-9 relates to the tender offer by Jolt Acquisition Company (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Opto Circuits (India) Ltd., a public limited company incorporated under the law of the nation of India (“Opto Circuits”), to purchase all of the outstanding Shares at a purchase price of $2.30 per share, net to the seller in cash, without interest thereon (the “Offer Price”) less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (that, together with the Offer to Purchase, as each of the same may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Opto Circuits and Merger Sub with the Securities and Exchange Commission (the “SEC”) on November 1, 2010. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Schedule 14D-9.

The Offer is being made in connection with an Agreement and Plan of Merger, dated as of October 19, 2010, as amended on October 29, 2010, by and among Opto Circuits, Merger Sub and Cardiac Science (as the same may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides that following completion of the Offer, subject to the satisfaction or waiver of certain conditions, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into Cardiac Science (the “Merger”). Following the consummation of the Merger, Cardiac Science will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Opto Circuits. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares owned by Opto Circuits or Merger Sub, any shares owned by Cardiac Science as treasury stock and any shares owned by stockholders who properly exercised appraisal rights under Delaware law with respect to their Shares) will be cancelled and converted into the right to receive an amount in cash, without interest thereon, equal to the Offer Price less any required withholding taxes. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase. Copies of the Merger Agreement and amendment are filed as Exhibits (e)(1)and (e)(2) to this Schedule 14D-9 and are incorporated by reference herein.

Pursuant to the terms of the Merger Agreement, Cardiac Science has granted to Opto Circuits and Merger Sub an option (the “Top-Up Option”), exercisable only upon the terms and conditions set forth in the Merger Agreement, to purchase from Cardiac Science the number of newly-issued Shares of common stock equal to the lowest number of Shares of common stock that, when added to the number of Shares owned by Opto Circuits and Merger Sub at the time of exercise of the Top-Up Option, constitutes one Share more than ninety percent of the number of Shares of common stock issued and outstanding immediately after the issuance of all Shares subject to the Top-Up Option. However, the Top-Up Option may not be exercised to the extent that the number of newly-issued Shares exceeds that number of shares of common stock authorized and unissued and not reserved for issuance at the time of exercise of the Top-Up Option with respect to any restricted stock units then outstanding or any options to purchase Cardiac Science common stock that has an exercise price per share less than the Offer Price. The Top-Up Option is discussed in more detail under the heading “Top-Up Option” in Item 8(b) below.

Merger Sub is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Opto Circuits. As set forth in the Schedule TO, Opto Circuits’ principal executive office is Plot No. 83, Electronics City, Hosur Road, Bangalore India, 560 100.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Item 3, or in the Information Statement of Cardiac Science attached to this Schedule 14D-9 as Annex A (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, to the knowledge of Cardiac Science there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Cardiac Science or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Opto Circuits, Merger Sub or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Cardiac Science’s stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with Opto Circuits’ right, after accepting the tendered Shares for payment and pursuant to the Merger Agreement, to designate persons to the board of directors of Cardiac Science (the “Cardiac Science Board”) other than at a meeting of the stockholders of Cardiac Science. The Information Statement is incorporated herein by reference.

(a)	Arrangements with Current Executive Officers, Directors, and Affiliates of Cardiac Science

In considering the recommendation of the Cardiac Science Board as set forth in Item 4 below, stockholders should be aware that certain executive officers and directors of Cardiac Science have interests in the Offer and the Merger, which are described below, that may be different from or in addition to the interests of the stockholders generally. The Cardiac Science Board is aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below in approving the Merger Agreement and making such recommendation.

Cash Consideration Payable Pursuant to the Offer

If each of Cardiac Science’s directors and executive officers were to tender the Shares each owns for purchase pursuant to the Offer, each would receive the same cash consideration on the same terms and conditions as the other stockholders. As discussed below under “Item 4. The Solicitation or Recommendation,” to the knowledge of Cardiac Science all of Cardiac Science’s directors and executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer. Subject to the satisfaction or waiver of certain conditions, any outstanding Shares not tendered in the Offer will be cancelled and converted into the right to receive the Offer Price, without interest, in the Merger.

As of October 29, 2010, Cardiac Science’s directors and executive officers owned, directly and indirectly, in the aggregate 198,176 Shares (excluding Shares issuable upon the exercise of stock options and vesting of restricted stock units). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer, and those Shares were purchased by the Merger Sub at the Offer Price, the directors and executive officers would receive an aggregate of $455,805 in cash, without interest and less any required withholding taxes.

The approximate value of cash payments that each director and executive officer of Cardiac Science would receive in exchange for his or her Shares in the Offer is set forth in the table below. This information is based on the number of Shares held by Cardiac Science’s directors and executive officers as of October 29, 2010.

		Consideration
		Payable in
Name of Director or Executive Officer	Shares	Respect of Shares

Timothy C. Mickelson	8,000	$18,400
Ruediger Naumann-Etienne	98,748	227,120
Ronald A. Andrews, Jr.	—	—
W. Robert Berg	8,403	19,327
David L. Marver	13,675	31,452
Michael Matysik	37,260	85,698
Robert Odell	3,675	8,453
Ralph Titus	8,196	18,851
Kurt Lemvigh	9,015	20,734
Barbara Thompson	6,657	15,311
Todd Alberstone	—	—
Noreen Browne	2,100	4,830
Alfred Ford	2,447	5,628

Treatment of Cardiac Science Stock Options and Restricted Stock Units

Stock Options.  Each option to purchase common stock (excluding any purchase rights outstanding under Cardiac Science’s 2002 Employee Stock Purchase Plan) that is outstanding immediately prior to the effective time of the Merger (an “Option”) and that has an exercise price per share less than the Offer Price (an “In the Money Option”) will be fully accelerated in vesting and will, without any further action on the part of the holder of such an In the Money Option, be cancelled at the effective time of the Merger and the holder of such Option will, in substitution for and full settlement of such Option, be entitled to receive from Opto Circuits an amount, subject to any required withholding of taxes, in cash equal to the product of the Offer Price less the exercise price per share of the common stock of such Option multiplied by the number of Shares of common stock subject to such Option (the “Option Consideration”). Before the effective time of the Merger, Cardiac Science shall take all actions (including causing the Cardiac Science Board to take all actions) that are necessary to provide for (i) the acceleration of vesting of the In the Money Options contingent on the consummation of the Merger such that all In the Money Options will be fully vested immediately prior to the effective time of the Merger and (ii) the termination at the effective time of the Merger of all In the Money Options in exchange for the applicable Option Consideration. Each Option that is not an In the Money Option will not be assumed or substituted for and will terminate at the effective time of the Merger without any further action by the holder thereof. None of Cardiac Science’s directors or executive officers hold any In the Money Options.

Restricted Stock Units.  Each restricted stock unit that is outstanding immediately prior to the effective time of the Merger (a “RSU”) will be fully accelerated in vesting and will be cancelled at the effective time of the Merger and the holder of such RSU will be entitled to receive from Opto Circuits, in full settlement of such RSU, an amount, in cash equal to the product of the Offer Price multiplied by the maximum number of Shares of common stock subject to such RSU, subject to any required withholding of taxes.

The approximate value of cash payments that each director and executive officer of Cardiac Science will receive in exchange for cancellation of his or her RSUs is set forth in the table below. This information is based on the number of RSUs held by Cardiac Science’s directors and executive officers as of October 29, 2010, assuming the Merger is completed on December 1, 2010.

		Cash
	Number	Consideration
Name of Director or Executive Officer	of RSUs	for RSUs

Timothy C. Mickelson	9,000	$20,700
Ruediger Naumann-Etienne	9,000	20,700
Ronald A. Andrews, Jr.	8,000	18,400
W. Robert Berg	9,000	20,700
David L. Marver	290,000	667,000
Michael Matysik	150,537	349,235
Robert Odell	105,000	241,500
Ralph Titus	41,929	96,437
Kurt Lemvigh	26,929	61,937
Barbara Thompson	64,429	148,187
Todd Alberstone	50,000	115,000
Noreen Browne	32,500	74,750
Alfred Ford	35,822	82,391

In connection with the termination of the Cardiac Science Corporation 2002 Stock Incentive Plan, the Quinton Cardiology Systems, Inc. Amended and Restated Equity Incentive Plan and the Cardiac Science, Inc. 1997 Stock Option/Stock Issuance Plan, following the Merger, no person who held Options or RSUs prior to the Merger, or any participant or beneficiary of the equity plans, will have any right to acquire or receive any equity securities of the Surviving Corporation or any consideration other than those discussed above.

Employee Stock Purchase Plan

Under the Merger Agreement, the current offering period under the Cardiac Science Corporation Employee Stock Purchase Plan (the “ESPP”) will continue until November 30, 2010. After that time, no further offerings will be made under the ESPP and the ESPP will be terminated effective as of the completion of the Merger, unless the Merger Agreement is earlier terminated.

The following table sets forth the approximate number of Shares expected to be purchased by Cardiac Science’s executive officers under the ESPP at the end of the current offering period on November 30, 2010, assuming: (i) the executive officers do not withdraw from the offering prior to the end of the current offering period, and (ii) a purchase price per Share of $1.94 (which is equal to 85% of the fair market value of a Share on October 29, 2010):

Number of
Shares to be
Name of Executive Officer	Purchased

David L. Marver	525
Michael Matysik	—
Robert Odell	525
Ralph Titus	—
Kurt Lemvigh	525
Barbara Thompson	525
Todd Alberstone	—
Noreen Browne	525
Alfred Ford	—

Employment Agreements

The employment agreements with Messrs. Marver, Matysik, Odell, Titus, Alberstone and Ford and Msses. Thompson and Browne provide for payments to such executive officers upon specified termination of employment events. Each of the agreements with the executive officers may be terminated (i) upon the death or total disability of the executive officer or (ii) by Cardiac Science or by the executive officer at any time for any reason. Under his agreement, Kurt Lemvigh is provided no notice for termination by Cardiac Science in certain limited circumstances (as those circumstances are described in Mr. Lemvigh’s agreement) and nine months’ notice (12 months’ notice for two years following a change in control) for termination by us for any other reason, and Mr. Lemvigh provides 60 days’ notice for termination by him for any reason. If an executive officer’s employment is terminated due to death, total disability or voluntary termination without good reason (as “good reason” is defined below), such executive officer will be entitled to receive any base salary due at that time. Under his agreement, if Mr. Lemvigh is given notice by Cardiac Science that his employment is terminated without cause, he will continue to be entitled to his base salary and contractual benefits for the duration of his notice period, provided that Cardiac Science in its discretion can terminate Mr. Lemvigh’s employment without notice and pay him a sum equal to the base salary he would have received during the notice period.

If a change in control (as “change in control” is defined below) occurs during the term of an executive officer’s employment with Cardiac Science and Cardiac Science terminates the executive officer’s employment without cause (as “cause” is defined below) in connection with the change in control, the successor employer terminates the executive’s employment without cause within 24 months of the consummation of the change in control, or the executive officer terminates his/her employment for good reason (as “good reason” is defined below) in connection with the change in control or within 24 months of the consummation of the change in control (each such event a “change in control trigger event”), the executive officer will be entitled to receive, in addition to any benefits to which he is entitled under our employee benefit plans and equity and incentive compensation plans, the following benefits:

1. Severance payments equal to the higher of the executive officer’s base salary in effect immediately prior to the change in control or his base salary in effect immediately prior to termination and to a specified percentage of his target annual bonus, to be paid out over the number of months following the termination date in the course of Cardiac Science’s or the successor employer’s regularly scheduled payroll as follows:

David Marver — 24 months salary and 200% target bonus

Michael Matysik — 18 months salary and 150% target bonus

Robert Odell — 18 months salary and 150% target bonus

Ralph Titus — 12 months salary and 100% target bonus

Barbara Thompson — 12 months salary and 100% target bonus

Todd Alberstone — 12 months salary and 100% target bonus

Noreen Browne — 12 months salary and 100% target bonus

Alfred Ford — 12 months salary and 100% target bonus

Under his agreement, if the Company terminates Kurt Lemvigh’s employment within two years after a change in control, he would receive 12 months’ salary.

2. Continuation of health, dental and vision insurance, at substantially equivalent coverage to those in place as of the termination date, and life insurance, including supplemental coverage, if and as allowed under the policy’s portability clause, for no less than the period of months specified for each executive officer in 1 above, and other benefits substantially equivalent to those in place as of the termination date, for the period of months specified for each executive in 1 above;

3. Any unpaid salary as of the date the executive officer’s employment terminates;

4. Any earned and unpaid bonus for the year the executive officer’s employment terminates, prorated through the date of termination; and

5. Acceleration of vesting of 100% of the executive officer’s then unvested options to purchase shares of Cardiac Science’s common stock or shares of common stock of the successor employer issued in substitution of Cardiac Science’s common stock in connection with the change in control and 100% of the executive officer’s then unvested restricted stock units or other similar stock based awards.

The following table describes the potential maximum payments to each of Cardiac Science’s executive officers who was employed by Cardiac Science on October 29, 2010 (i) in the event of their termination without cause upon the occurrence of the Offer or Merger or (ii) within 24 months following Merger Sub’s purchase of Shares tendered in the Offer, their involuntary termination or termination by them with good reason. These calculations are based on the assumption that the change in control and termination event occurred on December 1, 2010. The following table does not include any accrued and unpaid base salary to which the executives also would be entitled and does not include payments made for outstanding Shares, In the Money Options or RSUs that will be made regardless of the executive officer’s termination pursuant to the Merger Agreement and are described earlier under the headings “Cash Consideration Payable Pursuant to the Offer” and “Treatment of Cardiac Science Stock Options and Restricted Stock Units.”

		Potential
		Maximum
		Payments/
Name	Description of Payments and Executive Benefits	Benefits

David L. Marver	Pro Rata Portion of 2010 Bonus(1)	$232,000
	Payment Based on Base Salary	960,000
	Payment Based on Annual Bonus Plan	960,000
	Health Care Continuation(2)	13,752
	Total:	$2,165,752

Michael Matysik	Pro Rata Portion of 2010 Bonus(1)	$149,833
	Payment Based on Base Salary	465,000
	Payment Based on Annual Bonus Plan	465,000
	Health Care Continuation(2)	24,534
	Total:	$1,104,367

Robert Odell	Pro Rata Portion of 2010 Bonus(1)	$147,417
	Payment Based on Base Salary	457,500
	Payment Based on Annual Bonus Plan	457,500
	Health Care Continuation(2)	23,310
	Total:	$1,085,727

Ralph Titus	Pro Rata Portion of 2010 Bonus(1)	$69,600
	Payment Based on Base Salary	240,000
	Payment Based on Annual Bonus Plan	144,000
	Health Care Continuation(2)	16,356
	Total:	$469,956

Kurt Lemvigh(3)	Payment Based on Base Salary	$373,225
	Health Care Continuation(2)	20,154
	Total:	$393,379

		Potential
		Maximum
		Payments/
Name	Description of Payments and Executive Benefits	Benefits

Barbara Thompson	Pro Rata Portion of 2010 Bonus(1)	$27,500
	Payment Based on Base Salary	220,000
	Payment Based on Annual Bonus Plan	66,000
	Health Care Continuation(2)	18,660
	Total:	$332,160

Todd Alberstone	Pro Rata Portion of 2010 Bonus(1)	$30,625
	Payment Based on Base Salary	245,000
	Payment Based on Annual Bonus Plan	73,500
	Health Care Continuation(2)	16,356
	Total:	$365,481

Noreen Browne	Pro Rata Portion of 2010 Bonus(1)	$41,667
	Payment Based on Base Salary	250,000
	Payment Based on Annual Bonus Plan	100,000
	Health Care Continuation(2)	15,924
	Total:	$407,591

Alfred Ford	Pro Rata Portion of 2010 Bonus(1)	$41,667
	Payment Based on Base Salary	250,000
	Payment Based on Annual Bonus Plan	100,000
	Health Care Continuation (2)	10,319
	Total:	$401,986

(1)	Assumes performance milestones were satisfied at target.

(2)	Based on premiums rates in effect in October 2010.

(3)	GBP conversion rate: $1.50150.

Under the amended and restated employment agreements, a “change in control” occurs upon:

1. A merger or consolidation of Cardiac Science with or into any other company, entity or person, such as the proposed Merger;

2. A sale, lease, exchange or other transfer, in one transaction or a series of transactions undertaken with a common purpose, of all or substantially all of Cardiac Science’s then outstanding securities or all or substantially all of Cardiac Science’s assets;

3. The purchase of a significant portion of Cardiac Science’s common stock without approval of a majority of Cardiac Science’s incumbent directors; or

4. A successful proxy contest, which is stated in terms of the Cardiac Science Board becoming composed of a majority of persons that are not incumbent directors (or appointed or nominated by incumbent directors).

Under the amended and restated employment agreements, “good reason” means the occurrence of any of the following and the failure of Cardiac Science or a successor company to cure within 30 days after receipt of written notice from the officer asserting that good reason exists and specifying the circumstances constituting such good reason: a material reduction in title, status, authority or responsibility, a material reduction in salary or bonus opportunity or material adverse modifications to stock option award or plan, a material breach of the agreement by Cardiac Science or a successor company, or required relocation more than 50 miles from the current place of employment.

Under the amended and restated employment agreements, “cause” means the occurrence of one or more of the following events: (i) willful misconduct, insubordination or dishonesty or material violation of Cardiac Science policies and procedures which results in a material adverse effect on Cardiac Science; (ii) continued failure to satisfactorily perform duties after written notice by Cardiac Science of the areas of deficiency; (iii) willful actions in bad faith or intentional failures to act in good faith that materially impair Cardiac Science’s business, goodwill or reputation; (iv) conviction of a felony or misdemeanor or failure to contest prosecution for a felony or misdemeanor; Cardiac Science’s reasonable belief that the executive engaged in a violation of any statute, rule or regulation governing Cardiac Science that is harmful to Cardiac Science’s business or reputation; Cardiac Science’s reasonable belief that the executive engaged in unethical practices, dishonesty or disloyalty; (v) current use of illegal substances; (vi) material violation of the executive’s confidentiality agreement; or (vii) solely for purposes of a termination without cause other than in connection with a change in control, Cardiac Science fails as a business enterprise.

If Cardiac Science terminates the employment of Mr. Marver, Mr. Matysik, Mr. Titus, Mr. Odell, Ms. Thompson, Ms. Browne, Mr. Ford or Mr. Alberstone with cause, the successor employer terminates such executive officer’s employment with cause within 24 months of the consummation of the change in control, or such executive officer terminates his employment without good reason in connection with the change in control or within 24 months of the change in control, he/she will be entitled to receive only base salary due to him/her.

All severance payments and benefits under the employment agreements are contingent on the executive officer’s signing a full release and complying with the terms of a confidentiality, non solicitation, and non competition agreement entered into with Cardiac Science.

Employment Following the Merger

As of the date of this Schedule 14D-9, Opto Circuits and Merger Sub have informed Cardiac Science that no members of Cardiac Science’s current management have entered into any agreement, arrangement or understanding with Opto Circuits, Merger Sub or their affiliates regarding employment with the surviving corporation. Opto Circuits has informed Cardiac Science that it currently intends to retain certain members of Cardiac Science’s management team following the consummation of the Merger. As part of these retention efforts, Opto Circuits may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with Cardiac Science’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the consummation of the Merger and would not become effective until the consummation of the Merger.

Indemnification and Insurance

Under the terms of the Merger Agreement, Opto Circuits has agreed to cause the surviving corporation of the Merger to indemnify and hold harmless the individuals who on or prior to the effective time of the Merger were directors or officers of Cardiac Science or any of its subsidiaries or corporate parents against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the effective time of the Merger. Such indemnification will be provided to the fullest extent permitted by and subject to the limitations of law and Opto Circuits shall cause the surviving corporation of the Merger to promptly advance expenses as incurred to the fullest extent permitted by law. The Merger Agreement provides that the provisions relating to indemnification in the certificate of incorporation and bylaws of the surviving corporation will not be amended, repealed or otherwise modified after the effective time of the Merger in a manner that would materially adversely affect the rights thereunder of the indemnified parties, unless such modification is required by law.

Under the terms of the Merger Agreement, the surviving corporation will also, for a period of six years after the effective time of the Merger, maintain the directors’ and officers’ liability insurance policies and fiduciary liability insurance currently maintained by Cardiac Science and its subsidiaries for the directors or officers of Cardiac Science or any of its subsidiaries and any other employees, agents or other individuals otherwise covered by such insurance policies prior to the effective time of the Merger. In lieu of the purchase of such insurance by Opto

Circuits or the surviving corporation, Cardiac Science may at its option prior to the effective time of the Merger purchase a six year extended reporting period or “tail” policy for directors’ and officers’ liability insurance and fiduciary liability insurance providing at least the same coverage with respect to matters occurring at or prior to the effective time of the Merger.

(b)	Arrangements with Opto Circuits and Merger Sub

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Non-Disclosure Agreement

Cardiac Science, Opto Circuits and Criticare Systems, Inc., a wholly-owned subsidiary of Opto Circuits, entered into a mutual non-disclosure agreement dated June 25, 2010 (the “June 25 Letter”) as amended by the Addendum No. 1 to the Mutual Nondisclosure Agreement, dated July 26, 2010 (the “July 26 Letter”, together with the “June 25 Letter”, the “Nondisclosure Agreement”) in connection with Opto Circuits’ consideration of a possible negotiated transaction involving Cardiac Science (the “Authorized Purpose”). As a condition to being furnished confidential information (as defined in the Nondisclosure Agreement), Criticare Systems, Inc. and Cardiac Science agreed that they will, among other things, keep the confidential information confidential in accordance with the terms of the Nondisclosure Agreement and, subject to certain exceptions, use the confidential information solely for the Authorized Purpose and undertake reasonable precautions to safeguard and protect the confidentiality of the confidential information and to prevent its employees or agents from prohibited or unauthorized disclosure or uses of the confidential information.

The Nondisclosure Agreement covers the disclosure of confidential information for a period of three years from the date of the June 25 Letter.

The foregoing summary of the Nondisclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the Nondisclosure Agreement. The June 25 Letter is filed as Exhibit (e)(3) and the July 26 Letter is filed as Exhibit (e)(4) hereto and each is incorporated herein by reference.

Letter of Intent

As part of the discussions between Opto Circuits and Cardiac Science regarding a potential transaction, Opto Circuits considered purchasing solely Cardiac Science’s monitoring business. To that end, on August 12, 2010, Opto Circuits and Cardiac Science entered into a letter of intent, dated August 10, 2010, which was intended to be non-binding except for certain limited provisions. Pursuant to the letter of intent, Opto Circuits proposed to acquire Cardiac Science’s monitoring business through an asset purchase transaction for a cash purchase price of $33 to $35 million. The letter of intent outlined a proposed transaction based on each party’s then-present understanding of the current condition of the assets and business operation of Cardiac Science. The letter of intent also included a description of other terms and conditions of a potential transaction. The foregoing summary of the LOI does not purport to be complete and is qualified in its entirety by reference to the LOI. The LOI is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a)	Recommendation of the Cardiac Science Board

After careful consideration by the Cardiac Science Board, including a thorough review of the Offer with Cardiac Science’s outside legal and financial advisors and Cardiac Science’s senior management and of other alternatives available to Cardiac Science, the Cardiac Science Board, unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Cardiac Science and its stockholders; (2) approved and declared advisable the Merger

Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommended that the stockholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and authorize the Merger. Accordingly, the Cardiac Science Board recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer.

(b)	Background and Reasons for the Recommendation of the Cardiac Science Board

Background of the Offer

Since early 2009, Cardiac Science has faced increasing challenges. By the fourth quarter of 2008, there was evidence that the economic recession would likely adversely impact demand for our products in 2009. In anticipation of declining revenues due to deteriorating economic conditions, we made the determination to restructure and downsize our workforce in early 2009. Also, in the first half of 2009, the exclusive distributor of our automatic external defibrillator products, or AEDs, in Japan, a market that represented 19% of our revenues in 2008 and accounted for a significant portion of the growth in our AED revenues from 2005 to 2008, advised us that it would begin selling its own lower cost competing AEDs in Japan. In anticipation of entering into a new distribution arrangement with another distributor for the Japan market, we terminated our agreement with our existing Japanese distributor in June 2009. AED sales in Japan declined from $39 million in 2008 to $10 million in 2009 and will be approximately zero in 2010. The loss of the contribution margin associated with the Japanese AED sales also had a substantial negative impact on our operating results. In addition to the negative impact that the loss of our Japanese AED distribution partner had on our operating performance, throughout 2009 sales of both AED and cardiac monitoring products declined due to adverse economic conditions and, in the case of AED products, the adverse impact of the product quality issues described below.

In June 2009, we identified a potential quality issue affecting a component used in certain of our AED products that caused us to initiate an approximately seven-week hold on shipments of new products during the summer of 2009. In November 2009, we announced that in order to address the product quality issue that led to that ship hold, we were undertaking a field corrective action affecting approximately 300,000 AEDs that we had previously sold. The corrective action plan contemplated the distribution to affected customers of a software update that was designed to enhance the ability of the AEDs’ self-test function to detect the existence of the product quality issue, and the repair or replacement of any malfunctioning units identified through the enhanced self-test function. We took a charge of $18.5 million in the third quarter of 2009 representing our estimate of the cost to carry out this corrective action. Shortly after we announced this corrective action, the U.S. Food & Drug Administration (“FDA”) issued a safety alert questioning the adequacy of our communications relating to the corrective action and the adequacy of our proposed software update. The quality issue that led to this corrective action and similar quality issues experience by other AED competitors caused our management and board of directors to carefully consider the longer term risks we faced being involved in the AED business, including risks relating to our quality systems and the increased level of regulatory scrutiny focused on the entire industry. During 2010, our cash position began to erode as a result of the cash expenditures associated with this corrective action, as well as the other AED-related corrective actions described below, and as a result of increasing operating losses during the course of the year.

During November 2009, our senior management engaged in a number of informal discussions with members of our board of directors about the possibility of selling our AED business due to the risks we faced in that business. During this time, our senior management sought informal input from representatives of Piper Jaffray & Co. (“Piper Jaffray”) regarding a possible sale of the AED business, including the potential impact of pending quality and regulatory issues on the ability to successfully divest the AED business and preliminary ideas on potential buyers for that business. During this time, and until it was formally engaged as Cardiac Science’s financial advisor in April 2010, Piper Jaffray provided informal input and advice to our senior management and board of directors regarding a potential transaction involving the AED business and other strategic alternatives, in anticipation of the possibility of being formally engaged in the event our board of directors elected to more seriously explore a potential sale of the AED business or other strategic alternatives.

In early December 2009, Christopher Davis, who at the time was a member of our board of directors, received an unsolicited letter from another company, referred to in this discussion as Company A, regarding a potential business combination between Cardiac Science and Company A. Cardiac Science and Company A had previously engaged in preliminary discussions about a potential business combination during 2008, but those discussions were terminated by Company A. In May 2009, Company A had again contacted us to express interest in a possible acquisition of Cardiac Science in a stock-for-stock merger with no premium to Cardiac Science’s then-current stock price. This expression of interest did not progress beyond the preliminary stage. Company A’s December 2009 letter to Mr. Davis discussed the potential form of consideration that Company A might be willing to pay in such a transaction, but did not mention any price. Shortly after Company A’s letter was received in December 2009, Dave Marver, our chief executive officer, suggested to an executive of Company A that Company A work directly with Piper Jaffray to discuss the possible terms of such a transaction. Subsequently, Piper Jaffray and Company A had a limited exchange of information.

At a meeting of our board of directors on December 17, 2009, the board of directors discussed the possibility of engaging in a process to sell the AED business. Representatives of Piper Jaffray attended the meeting and presented their views regarding how the AED business might be valued and related consideration, as well as how a process to sell the AED business might be structured. At this meeting, our board of directors determined that it was not an appropriate time to sell our AED business due to the adverse effects of the existing and unresolved product quality and regulatory issues and uncertainties with regard to the value that we might expect to receive in a sale of the AED business.

At a January 21, 2010 telephonic meeting of our board of directors, the board of directors and senior management discussed certain strategic alternatives, including the merits and risks of remaining independent and continuing to execute our existing business plan, remaining independent but scaling back and restructuring to reduce our costs, divesting the AED business, and selling the entire company. Although the board of directors did not make any decision at this meeting as to which of these alternatives should be pursued, the board of directors determined that it would seek additional advice from our outside counsel, Perkins Coie LLP, and Piper Jaffray, with regard to potential strategic alternatives and related considerations. The board of directors asked senior management to schedule another meeting of the board of directors in the near future for that purpose.

Our board of directors held another meeting by telephone on January 29, 2010 to continue its discussion of strategic alternatives and to consider various related issues. Representatives of Perkins Coie LLP reviewed with directors certain legal considerations relating to the exploration of strategic alternatives, including directors’ fiduciary duties generally, duties of directors when considering a sale of control or other significant transactions, standards of judicial review and confidentiality and disclosure considerations. In addition, representatives of Piper Jaffray summarized the firm’s qualifications to act as financial advisor to Cardiac Science and presented their preliminary views with regard to possible valuation ranges relating to a sale of the entire company or certain parts, a potential process to solicit third party interest in such a transaction and related matters. Representatives of Piper Jaffray and senior management also summarized preliminary discussions that had been held with certain parties that had either previously expressed interest in a potential transaction with Cardiac Science or that had been contacted recently by Piper Jaffray or senior management. The board of directors determined that it was interested in having senior management, with assistance from Piper Jaffray, contact or continue preliminary discussions with selected companies to ascertain potential interest in a transaction with Cardiac Science. At this meeting, the board also formally established a Strategic Committee comprised of directors Ruediger Naumann-Etienne, Timothy Mickelson, Robert Berg and Christopher Davis to meet more frequently and provide oversight to management in connection with the exploration of strategic alternatives.

In early 2010, we identified a new AED-related product quality issue and on February 3, 2010, we announced a recall of approximately 12,200 AEDs to address this issue. We recognized a $2.5 million charge in the fourth quarter of 2009 representing our estimate of the costs to effect this recall. Also in February 2010, we received a warning letter from the FDA. The FDA’s warning letter asserted, among other things, that we were not in compliance with various Current Good Manufacturing Practice requirements under applicable FDA regulations and that the software update that we planned to release to customers in connection with the AED field corrective action we announced in November 2009 was inadequate since it was intended to improve the products’ ability to detect the potential component problem but was not designed to prevent component failure. On February 17, 2010, our board of directors met by telephone to discuss the warning letter and its implications, including the possibility that it could become necessary to undertake additional costly corrective actions, including a full hardware recall, to address the FDA’s concerns. The board of directors directed senior management to work with our outside legal counsel to begin planning for certain potential adverse contingencies that could result if it became necessary to undertake additional costly corrective actions.

Shortly after the February 17, 2010 board meeting, Mr. Marver and other representatives of Cardiac Science met with the FDA to review the warning letter. On February 22, 2010, our board of directors met telephonically to receive an update from management on the meeting with the FDA and related developments. At this meeting, senior management advised the board of directors that our lender had expressed concerns about renewing our existing $10 million line of credit, which was expiring at the end of March 2010, in light of the uncertainties surrounding the AED corrective action announced in November 2009 and related regulatory issues. At this meeting, the board of directors also directed management to begin negotiating a formal engagement of Piper Jaffray as Cardiac Science’s financial advisor and senior management provided an update on recent discussions with prospective buyers of Cardiac Science or our AED business.

At a March 4, 2010 meeting of our board of directors, senior management provided the board of directors a financial forecast that indicated that under certain scenarios, we could run out of cash later in the year. Management also presented a possible cost reduction plan and discussed the potential need for additional financing to fund our operations until positive operating cash flow could be restored. The board of directors also discussed the retention of Piper Jaffray as Cardiac Science’s financial advisor and approved retaining Piper Jaffray. Additionally, management briefed the board of directors on recent discussions with another company, referred to in this discussion as Company B, in which Company B expressed interest in evaluating a potential transaction with Cardiac Science, either involving an acquisition of the entire company and divestiture of the AED business or an acquisition of only our monitoring business. Over the course of the next several weeks, our senior management negotiated the terms of Piper Jaffray’s engagement letter, which was entered into on April 27, 2010.

On March 19, 2010, Company B submitted a proposed letter of intent relating to a potential acquisition of our monitoring business. The proposal contemplated a purchase price of $55 million in cash for the monitoring business, with substantially all liabilities to be retained by Cardiac Science. In a telephone conference with the Strategic Committee and senior management that day, the board of directors determined that it would be appropriate to continue to pursue other potential buyers while continuing to negotiate with Company B. Following this meeting, our senior management continued discussions with Company B regarding a potential sale of the monitoring business, including negotiations relating to the terms of a letter of intent.

On March 24, 2010, Mr. Marver, Michael Matysik, our chief financial officer, and other representatives of Cardiac Science met with another company, referred to in this discussion as Company C, which had been contacted earlier to ascertain whether Company C would possibly be interested in our AED business. At this meeting, representatives of Cardiac Science provided Company C an overview of our AED business. After this meeting, Company C conducted some preliminary due diligence. Company C later informally expressed an interest in Cardiac Science’s AED business at a value of $20 million, without any indication of material conditions or terms, except that the expression of interest was subject to additional due diligence. This indication of interest was later discussed by our board of directors, which determined that the offer was too low and lacking in sufficient substance to consider further. This position was communicated to Company C by representatives of Piper Jaffray and no further discussions with Company C occurred thereafter.

On March 26, 2010, our board of directors met telephonically. Mr. Matysik provided a financial update, including continued erosion of Cardiac Science’s cash position. Mr. Marver also reported on the status of discussions with Company B and Company C and Piper Jaffray’s efforts to engage with other prospective buyers.

On March 31, 2010, we received an updated draft of a letter of intent from Company B relating to the potential acquisition of our monitoring business. The revised draft of the letter of intent contemplated a purchase price of $53 million in cash, plus additional earnout payments tied to revenues from monitoring products in the 12-month period after the closing, with accounts receivable and substantially all liabilities relating to the monitoring business to be retained by Cardiac Science.

On April 7, 2010, the Strategic Committee met telephonically. Management provided the committee an update on recent contacts or discussions with a number of parties and discussed the latest proposal from Company B. The committee determined that, at the current time, the potential transaction with Company B appeared to hold the most potential and instructed management to seek changes to the proposal to improve the purchase price and certainty of closing. That same day, senior management contacted representatives of Company B and proposed a purchase price of $59.2 million in cash and no earnout consideration, with accounts receivable and substantially all liabilities related to the monitoring business to be retained by Cardiac Science.

On April 9, 2010, a representative of Company A met with Messrs. Marver and Matysik at our offices in Bothell, Washington. Following that meeting, we entered into a nondisclosure agreement with Company A and provided confidential financial and business information to Company A.

On April 19, 2010, Company A submitted a preliminary proposal that contemplated a purchase of our monitoring business at a price in the range of $32 million to $42 million. In light of the superior proposal that had been made by Company B, our senior management determined that the price contained in Company A’s proposal was too low. Shortly thereafter, Mr. Marver conveyed that message to a representative of Company A and discussions with Company A temporarily ceased.

On April 20, 2010, Company B submitted a revised proposal relating to a potential purchase of our monitoring business. The revised proposal contemplated a purchase price of $54.5 million in cash, plus additional earnout consideration tied to revenues from monitoring products during the 12-month period following the closing, with accounts receivable and substantially all liabilities relating to the monitoring business to be retained by Cardiac Science. On April 21, 2010, the Strategic Committee met with our senior management to review and consider the latest proposal from Company B. At the meeting, the committee authorized management to enter into the latest proposed letter of intent from Company B, which included a 45-day exclusivity period, and to proceed with responding to Company B’s due diligence requests and negotiation of definitive documents relating to the transaction. Over the course of the next several weeks, representatives of Company B and its outside legal counsel engaged in a due diligence investigation of our monitoring business. Perkins Coie LLP prepared a draft of a definitive purchase agreement that was shared with Company B and its outside legal counsel, and the parties and their legal counsel subsequently exchanged drafts of that agreement during this period.

Throughout the spring of 2010, we sought to renew our existing $10 million line of credit, which expired by its terms at the end of March 2010. On April 27, 2010, we entered into an amended and restated credit facility with our existing lender pursuant to which the lender agreed to provide a line of credit but the amount available under the facility was reduced to $5 million.

In late April 2010, we were apprised by the FDA that the FDA intended to issue updated communications regarding the AED corrective action that we announced in November 2009. At an April 26, 2010 telephonic meeting of our board of directors, senior management briefed the board on the impending FDA communication and also provided an update on certain contingency planning issues that senior management had evaluated in the event that it became necessary to undertake additional costly corrective actions. On April 27, 2010, the FDA issued the updated communications. Among other things, the updated communications identified certain additional problems associated with the previously announced component issue, asserted that our proposed software update addressed some but not all potential component defects and provided updated recommendations to affected customers, including a recommendation that “high risk” or frequent use facilities immediately replace or arrange for repair of affected units. Following the release of the FDA’s communications, the price of our stock dropped 29% from a closing price of $2.20 per share on April 26, 2010, to a closing price of $1.57 per share on April 27, 2010. Cardiac Science’s stock continued to trade downward over the next several weeks, reaching a closing price low of $0.91 on July 7, 2010.

On April 28, 2010, Dr. Naumann received an email from another company, referred to in this discussion as Company D, indicating preliminary interest in our cardiac monitoring business. This initial indication of interest did not propose any price or specific terms. Because the letter of intent that we had entered into with Company B included an exclusivity provision, we did not respond to Company D’s indication of interest.

In late May 2010, Mr. Marver and other representatives of Cardiac Science met with the FDA to continue discussions regarding pending regulatory matters, including issues relating to the AED corrective action that we announced in November 2009. As a result of this meeting, it became apparent to our senior management that it was unlikely that the FDA would change its views with regard to whether the software update adequately addressed the component issue. Management concluded that it was likely that a full hardware recall for at least a portion of the affected AEDs would be required to satisfy the FDA’s concerns. Over the next several weeks, management evaluated an expansion of the existing corrective action plan to include a hardware recall of affected AED units used in certain “high risk” settings, such as by first responders and in certain medical provider facilities, and engaged in discussions with the FDA about such plans.

On May 25, 2010, our board of directors met. At the meeting, management updated the board of directors on pending quality issues, including corrective actions and recent discussions with the FDA. Management also presented an update on the status of negotiations with Company B. Representatives of Piper Jaffray presented their views with regard to valuation of the AED business if the monitoring business were sold and potential strategies to maximize the value of the remaining AED business should such a transaction occur. Mr. Matysik provided a financial update, including continued operating losses and erosion of our cash position, as well as the potential need for additional financing if a sale of the monitoring business was not consummated. The board of directors also discussed retention issues with regard to senior management and other key employees in light of the continued challenges that we were facing, including a proposed modification to existing incentive plans. The board of directors further discussed these issues on a telephonic meeting held on June 2, 2010. Modified incentive plans were later approved by the board of directors in a telephonic meeting held on June 4, 2010.

On May 25, 2010, Joseph LaPorta, an executive of Criticare Systems Inc., a wholly-owned subsidiary of Opto Circuits headquartered in Wisconsin, contacted Mr. Marver to inquire whether Cardiac Science would be open to an acquisition by Opto Circuits. Mr. Marver was unable to respond immediately due to the exclusivity and confidentiality obligations under the letter of intent with Company B. Though he did not indicate the reason to Mr. LaPorta, Mr. Marver indicated it would be a few weeks before he could respond.

In early June 2010, Company B advised us that, based on its continued due diligence, it was reevaluating the transaction, that it intended to submit a revised proposal to acquire our monitoring business and that its revised proposal would likely exclude our rehabilitation product line from the transaction.

On June 9, 2010, an executive of Company A contacted Mr. Davis to suggest that discussions about a purchase of our monitoring business be reinitiated. Mr. Davis, who had resigned from our board of directors on May 19, 2010, referred the Company A executive to Mr. Marver.

On June 14, 2010, Mr. Marver contacted a representative of Company D to inquire whether Company D would be interested in a purchase of any of our cardiac monitoring assets, and specifically our rehabilitation product line. The representative of Company D indicated an interest in evaluating such a transaction. Shortly thereafter, Company D concluded its interest was limited to the rehabilitation product line. Over the course of the next several weeks, representatives of Cardiac Science and representatives of Company D held a number of discussions regarding a potential transaction involving the rehabilitation product line and Company D engaged in a due diligence investigation relating to such a transaction. Based on these discussions and its due diligence investigation, Company D expressed an interest in purchasing the rehabilitation product line for approximately $4.1 million in cash. In addition, Cardiac Science and Company D and their respective legal counsel exchanged drafts of a definitive purchase agreement and other ancillary documents relating to a potential sale of the rehabilitation product line. Our intent in pursuing this transaction was that it represented a complement to the possible transaction with Company B after Company B indicated it was uninterested in the rehabilitation product line.

On June 15, 2010, Company B submitted a revised proposal to acquire our monitoring business, excluding the rehabilitation product line, at a substantially reduced price compared to the price in the existing letter of intent. Company B proposed to reduce the price to $40 million in cash, plus additional earnout payments tied to revenues from monitoring products during the 12-month period following the closing, with accounts receivable and substantially all liabilities relating to the monitoring business to be retained by Cardiac Science. That same day, our board of directors met telephonically to consider Company B’s revised proposal. Our senior management briefed the board of directors on the proposed new terms and related matters, including challenges that had been encountered up to that point in negotiations with Company B and in the due diligence process. Management also advised the board of directors that the initial 45-day exclusivity period under the original letter of intent with Company B had passed. The board of directors determined that management should continue negotiations with Company B but not on an exclusive basis. The board of directors also instructed senior management to contact

Company A to assure a competitive process. Shortly after this meeting, Mr. Marver contacted representatives of Company B and informed them that, although we were interested in continuing efforts to consummate a transaction with Company B involving a sale of the monitoring business (excluding the rehabilitation product line), we would continue discussions only on a non-exclusive basis. He also advised the representatives of Company B that we intended to undertake an effort to identify a buyer for the rehabilitation product line. Over the course of the next several weeks, Cardiac Science, Company B and their respective legal counsel continued to negotiate a definitive purchase agreement on the revised terms and to conduct due diligence activities. During this time, Company B also proposed a significant holdback of the closing purchase price to address antitrust risks they perceived in the transaction. Also during this time frame, Cardiac Science, Company B and their legal counsel exchanged drafts of other ancillary documents relating to the transaction and continued the due diligence process.

In the latter half of June 2010, we reinitiated discussions with Company A with regard to a potential sale of our monitoring business or the entire company. Over the course of the next several weeks, representatives of Cardiac Science responded to Company A’s due diligence requests, provided access to a data room populated with documents and other information and met with representatives of Company A to discuss a potential transaction involving the sale of the monitoring business or the entire company.

On June 21, 2010, Mr. Marver emailed Mr. LaPorta to inform him that Cardiac Science was ready for a discussion about a potential transaction with Opto Circuits. The next day, Mr. Marver informed Mr. LaPorta that Cardiac Science was exploring strategic alternatives, including a potential sale of all or part of its business. Shortly thereafter, Mr. LaPorta requested an initial call with Cardiac Science management to explore a potential transaction. Prior to the initial call, in connection with preliminary discussions and to facilitate the further exchange of confidential information in contemplation of a possible transaction between Opto Circuits and Cardiac Science, Opto Circuits and Criticare entered into a non-disclosure agreement with Cardiac Science on June 25, 2010.

On June 25 and 30, 2010, Mr. LaPorta and representatives of Opto Circuits conducted initial conference calls with Cardiac Science representatives to get an overview of our business and discuss the status and implications of our recent voluntary medical device recalls related to our AED products. The parties also discussed Cardiac Science’s expectations for new product releases, business and financial trends, staffing information and other matters.

On July 1, 2010, Thomas Dietiker, a member of the board of directors of Opto Circuits, sent Mr. Marver an e-mail, inquiring whether the Cardiac Science board would be willing to entertain an offer by Opto Circuits to acquire the entire company at a price of $2.10 per share. Mr. Marver indicated that he would confer with other directors. That day, Mr. Marver conferred with Dr. Naumann about the proposed transaction with Opto Circuits. Afterwards, Mr. Marver indicated in a telephone conversation on July 7, 2010 with Mr. Dietiker that, although the price was too low, the parties should continue their dialogue.

On July 7, 2010, after continued due diligence, Company A submitted a revised draft letter of intent relating to a potential acquisition of our monitoring business. The revised letter of intent contemplated a reduced purchase price of $23 million in cash but proposed contingent consideration and earnout payments of up to $19 million, as well as a commitment by Cardiac Science to purchase certain components for our AED products from Company A. Mr. Marver contacted a representative of Company A via telephone and indicated that the revised offer contained too high a proportion of contingent consideration and was overly complex. He further requested that Company A simplify the offer and move more of the consideration into up-front cash.

On July 8, 2010, our management team conducted another call with Mr. LaPorta and Mr. Dietiker to further discuss our business, the status of the AED recalls, the FDA warning letter received earlier in the year, and related matters. Shortly after this call, Cardiac Science provided Opto Circuits certain documents and other materials that were responsive to Opto Circuits’ preliminary due diligence requests.

After internal discussions, on July 12, 2010 Opto Circuits submitted a proposed letter of intent to the board of directors of Cardiac Science. The draft letter of intent, which was intended to be non-binding except for certain limited provisions, included a proposal by Opto Circuits to make a cash offer for the outstanding shares of Cardiac Science for $2.10 per share, subject to certain conditions. On that same day, due to Opto Circuits’ concerns about the potential costs of the recent AED recalls, representatives of Opto Circuits held another call with our management team to further discuss the costs and risks associated with the recalls. Later that day, Mr. Marver emailed Mr. Dietiker to let him know that our board of directors would be meeting soon to discuss Opto Circuits’ proposal.

On July 15, 2010, Company A submitted a revised proposal with regard to a potential acquisition of our monitoring business. The revised proposal contemplated an increase in the amount of cash to be paid at closing to $27 million, but reduced contingent consideration, capping the potential aggregate value of the transaction at $32 million. Shortly thereafter, the parties began negotiating an asset purchase agreement and ancillary documents.

On July 16, 2010, our board of directors met telephonically. At the meeting, management briefed the board of directors on continuing discussions with the FDA relating to the corrective action that was first announced in November 2009. Management advised the board that, based on those discussions, they believed the FDA would agree to a modification to the corrective action plan that, in addition to the software update that was already underway, would involve the repair or replacement of affected AEDs used in certain “high risk” settings, such as by first responders and in certain medical provider facilities. Management advised the board of directors that their preliminary estimate of the incremental cost of the recall AEDs used in “high risk” settings would be in the range of $11 million. Mr. Matysik also provided the board of directors a financial update, including continued erosion in our cash position. Based on management’s exploration of alternatives for additional financing, Mr. Matysik advised the board of directors that additional high cost debt financing may be available. He also advised the board of directors that, based on discussions with the lender under its existing $5 million line of credit, he believed the lender was willing to increase the line of credit to $15 million if the FDA accepted our proposed modification to the corrective action plan. The board of directors authorized management to negotiate an amendment, that was subsequently entered into that day, to the existing line of credit to increase the amount available for borrowing to $15 million. Representatives of Piper Jaffray briefed the board of directors on the status of potential transactions under consideration and related valuation considerations. They also presented their views with regard to certain strategic alternatives, including going private, selling the monitoring business and selling the entire company. Representatives of Perkins Coie LLP briefed the board of directors on certain legal considerations relating to strategic alternatives, including their fiduciary duties. Our board of directors directed management to continue negotiations with Company A, Company B, Company D and Opto Circuits but instructed management, with the assistance of Piper Jaffray, to conduct a market check to ascertain whether there were potentially other parties who might be interested in a purchase of the entire company, the AED business or the monitoring business. The board of directors determined that the full board should be involved in all important discussions of strategic alternatives and therefore voted to disband the Strategic Committee.

Prior to the July 16, 2010 meeting of our board of directors, Cardiac Science or Piper Jaffray had contacted or received unsolicited inquiries from nine companies regarding a potential sale of the entire company or a portion of our business, including Company A, Company B, Company C, Company D and Opto Circuits. Preliminary discussions regarding a transaction involving the AED business had been held with Company C but had been terminated, preliminary discussions regarding a transaction involving a sale of the rehabilitation product line had been held with Company D and were ongoing, and extensive discussions with regard to a potential sale of the monitoring business had been held with Company A and Company B, both of whom had submitted proposals that Cardiac Science was continuing to pursue. Of the other four companies that had been contacted up to this time, none expressed any significant interest in a potential transaction with us. Following the July 16, 2010 board meeting, at the direction of the board of directors our management team and Piper Jaffray developed a targeted list of additional parties to contact about a potential sale of the entire company or portions of our business. This list was comprised of 17 additional companies. Over the course of the next few weeks, representatives of Piper Jaffray or Cardiac Science contacted these additional companies to ascertain whether any of them were interested in exploring a potential transaction with us. Of these companies, four expressed preliminary interest in exploring a potential transaction and entered into nondisclosure agreements with us. Of these four, substantive discussions were held with one company, referred to in this discussion as Company E, about a potential sale of our monitoring business and substantive discussions were held with another company, referred to in this discussion as Company F, about a potential sale of the entire company.

On July 19, 2010, we announced that we had addressed outstanding issues with the FDA relating to the AED corrective action first announced in November 2009. The announcement disclosed an updated recall plan under which Cardiac Science would repair or replace approximately 24,000 AEDs used in “high risk” settings at an estimated cost of between $11 million to $15 million. The announcement also disclosed that we had increased our line of credit to $15 million. Following this announcement, the price of our common stock, which had closed at $1.13 per share on July 16, 2010, began to trade upward.

On July 22, 2010, Mr. Dietiker met with Mr. Marver and other members of Cardiac Science’s management team in person at our offices in Bothell, Washington to discuss the terms of Opto Circuits’ July 12, 2010 non-binding proposal. After those discussions, Mr. Dietiker indicated that Opto Circuits would need to complete additional due diligence and conduct further analysis of the costs and risks of the AED recalls in order to decide whether it would consider making an offer of more than $2.10 per share.

In an email correspondence between Mr. Dietiker and Mr. Marver on July 23, 2010, Mr. Dietiker indicated a willingness to consider increasing the price of its proposed offer to $2.30 per share. On that date, Opto Circuits and Cardiac Science negotiated an addendum to the non-disclosure agreement. The addendum, which Opto Circuits had requested because it was aware that we were involved in a competitive process to sell all or a part of our business, provided that in the event that we entered into an agreement to sell all or a material part of our business to a third party prior to September 8, 2010, we would reimburse Opto Circuits for its reasonable out-of-pocket expenses (subject to a cap of $300,000) incurred during its continuing evaluation of a potential transaction with us. The addendum also provided that for a period of 42 days after the date of the addendum, Opto Circuits would not to attempt to engage in a business combination with Cardiac Science or its affiliates or seek representation on or control of our board of directors, unless specifically invited to do so in writing by Cardiac Science or its financial advisor, Piper Jaffray.

On July 24, 2010, an executive of Company A contacted Dr. Naumann and indicated that Company A was interested in exploring a potential purchase of the entire company. Following this communication, management of Cardiac Science and management of Company A held follow up discussions, as a result of which Company A advised us that it wanted to explore a purchase of the entire company but also desired to continue pursuing a proposal to purchase our monitoring business.

On July 26, 2010, our board of directors met to review the status of negotiations with Opto Circuits, Company A and Company B. Management advised the board that, based on recent discussions with Opto Circuits, management believed that Opto Circuits was open to the possibility of increasing the price of its proposed offer to $2.30 per share. Management also briefed the board of directors on the proposed addendum to the non-disclosure agreement with Opto Circuits and the board of directors authorized management to enter into the addendum. Representatives of Piper Jaffray updated the board of directors on activities relating to the market check that the board of directors had authorized at its July 16, 2010 meeting.

On July 26, 2010, Cardiac Science and Opto Circuits entered into the addendum to their non-disclosure agreement.

On August 2, 2010, Mr. Dietiker informed Mr. Marver by telephone that Opto Circuits was withdrawing its $2.10 per share offer due to the recent appreciation of our stock price.

On August 3, 2010, Mr. Dietiker sent Mr. Marver an e-mail indicating that the Opto Circuits board would like to proceed with an offer to purchase our monitoring business. To that end, on August 5, 2010, Opto Circuits submitted a draft letter of intent, which was intended to be non-binding except for certain limited provisions. The draft letter of intent proposed the acquisition of only our monitoring business for $30 million. On the same day, Mr. Marver informed Mr. Dietiker during a telephone conversation that the price needed to be higher. On August 6, 2010, Mr. LaPorta sent a revised draft of the letter of intent relating to a potential purchase of the monitoring business with an indicated price range of $33 million to $35 million. Over the course of the next several days, we continued to negotiate the terms of the letter of intent with Opto Circuits. On August 10, 2010, Opto Circuits was provided access to an electronic data room populated with documents and other information relating to our monitoring business. On August 12, 2010, we entered into the letter of intent with Opto Circuits. During the week of August 16, 2010 and continuing to August 25, 2010, representatives of Opto Circuits met with our management team in Bothell, Washington facility and Deerfield, Wisconsin to conduct due diligence.

On August 4, 2010, the board of directors met. Mr. Marver provided an update on the status of discussions with potential buyers, as well as on the market check activities being performed by Piper Jaffray.

During the month of August 2010, representatives of Company A and Cardiac Science continued discussions, due diligence and other activities relating to transactions involving a sale of the monitoring business and, alternatively, a sale of the entire company, including exchanging drafts of a proposed definitive purchase agreement relating to the sale of the monitoring business. In addition, during the month of August 2010, Cardiac Science and Company B continued negotiations, due diligence and other activities relating to a potential sale of the monitoring business (excluding the rehabilitation product line), including the exchange of drafts of a proposed definitive purchase agreement and various ancillary documents. During this time frame, Company B proposed a significant reduction to the purchase price to account for perceived antitrust risks in lieu of the holdback arrangement that Company B had proposed earlier in the negotiation, and we acceded to that proposal. Also during this period, Company D and Cardiac Science continued discussions and due diligence and other activities relating to a potential sale of the rehabilitation product line.

On August 10, 2010, the board of directors met telephonically. Mr. Marver provided an update on the status of diligence activities among Opto Circuits, Company A and Company B. Representatives from Piper Jaffray updated the board of directors on market check activities.

On August 20, 2010, Mr. Marver and Dr. Naumann met with representatives of Company F to discuss a potential sale of the entire company. Company F entered into a non-disclosure agreement at the beginning of the meeting. Company F expressed interest in exploring such a transaction but did not provide any definitive indications of value. During the ensuing three weeks, Company F and its outside legal counsel began conducting a due diligence investigation relating to a potential acquisition of the entire company.

In a telephone call on August 26, 2010, Mr. Dietiker informed Mr. Marver that Opto Circuits was no longer willing to proceed with an acquisition of the monitoring business due to concerns about the challenges involved in separating and subsequently operating this business independent from our AED business. Mr. Dietiker indicated that Opto Circuits was interested in re-initiating dialogue around a purchase of the entire company. On August 27, 2010, Mr. Dietiker indicated in an email to Mr. Marver that Opto Circuits was interested in pursuing an acquisition of Cardiac Science in its entirety for a price in a range of $2.10 to $2.30 per share. That same day, Mr. Marver responded briefly that he would discuss Opto Circuits’ proposal with our board of directors.

In late August 2010, Cardiac Science and Company E concluded negotiations of a non-disclosure agreement and, after entering into the non-disclosure agreement, Company E was provided access to an electronic data room populated with documents and other information related to our monitoring business in connection with its due diligence investigation relating to a potential acquisition of our monitoring business.

Also in late August 2010, Company D provided us a draft purchase agreement relating to the potential sale of our rehabilitation product line. Throughout September 2010, Cardiac Science and Company D exchanged drafts of the definitive purchase agreement and certain ancillary documents and continued discussions and other activities relating to the potential transaction.

Throughout September 2010, Cardiac Science and Company B and their respective legal counsel continued discussions and other activities relating to a potential sale of the monitoring business (excluding the rehabilitation product line), including the exchange of drafts of the definitive purchase agreement and various ancillary documents. The parties had initially targeted finalizing documents relating to the transaction by mid-September 2010 for consideration by their respective boards of directors.

On September 1, 2010, an executive of Company A contacted Mr. Marver and indicated that Company A was no longer interested in a purchase of the entire company but was interested in continuing to pursue a potential acquisition of Cardiac Science’s monitoring business.

On September 1, 2010, our board of directors met telephonically. Management updated the board of directors on the status of the various potential transactions that were currently in progress.

In a telephone call on September 7, 2010, Messrs. Dietiker and Marver discussed the status of the transaction. Mr. Marver advised Mr. Dietiker that, in light of the advanced progress made on other transaction alternatives, Opto Circuits would need to submit a more definitive proposal in the near term for its proposal to be seriously considered by the Cardiac Science board of directors. Mr. Marver indicated that Perkins Coie LLP was in the process of preparing a form of merger agreement that Cardiac Science intended to make available to any parties that were considering an acquisition of the entire company. Mr. Marver suggested that Opto Circuits should review and provide a mark up of the proposed merger agreement once available if Opto Circuits intended to submit a more definitive proposal. Mr. Dietiker agreed to review the proposed merger agreement.

In early September 2010, Mr. Marver contacted an executive of Company F and indicated that due to the advanced progress of other potential transaction alternatives, he anticipated that our board of directors would likely be in a position to consider whether to approve at least one transaction under consideration sometime around the middle of the month. A representative of Perkins Coie LLP conveyed a similar message to Company F’s outside legal counsel and indicated that Cardiac Science had instructed Perkins Coie to prepare a draft merger agreement to be made available to parties that were currently considering an acquisition of the entire company.

On September 8, 2010, Mr. Marver emailed a draft of the proposed merger agreement to Mr. Dietiker. On the same date, a representative of Perkins Coie LLP emailed a draft of a proposed merger agreement to Company F’s outside legal counsel.

On September 8, 2010, the board of directors met telephonically. Mr. Marver provided an update on the status of potential transactions with Company A, Company B, Opto Circuits, Company D, Company E and Company F.

On September 10, 2010, Company E indicated in a communication to Piper Jaffray that it was potentially interested in an acquisition of Cardiac Science’s monitoring business at a price of $25 million, subject to due diligence and Company E’s ability to successfully divest the part of our monitoring business for which it had market concentration concerns. We did not receive a formal indication of interest from Company E and no further substantive discussions occurred.

On September 15, 2010, a representative of Company F contacted Mr. Marver and indicated that Company F had determined that it was not interested in pursuing a potential acquisition of Cardiac Science. On that same date, Mr. Dietiker emailed Mr. Marver a preliminary mark up of the proposed form of merger agreement, noting that it had not yet been reviewed by Opto Circuits’ outside legal counsel.

Based on Opto Circuits’ further due diligence, on September 18, 2010, Mr. Dietiker emailed Mr. Marver indicating that Opto Circuits may be willing to pursue an acquisition of Cardiac Science at the high end of the previously indicated range, or $2.30 per share, but wanted to know whether our board of directors would entertain an offer at that price before committing Opto Circuits to move forward with the negotiation of a definitive merger agreement. Mr. Marver responded by email to Mr. Dietiker that our board of directors would review the merits of the proposal.

On September 20, 2010, our board of directors met telephonically. Management and representatives of Piper Jaffray reported on the status of various transactions that were under consideration, including potential transactions with Company A and Company E relating to a sale of the monitoring business, the potential transaction with Company B relating to the sale of the monitoring business excluding the rehabilitation product line, and the potential transaction with Company D relating to a sale of the rehabilitation product line. Management advised the board of directors that, of the three potential transactions involving a sale of the monitoring business, in their view the potential transaction with Company B, coupled with a potential sale of the rehabilitation product line to Company D, was the strongest alternative presented, both from a valuation standpoint and in terms of how much further advanced that alternative was compared to the potential transactions with either Company A or Company E. Management also advised the board that Company F had dropped out of the process and updated the board on the status of discussions with Opto Circuits. The board of directors considered the merits of the current proposal from Opto Circuits and, in light of the advanced stage of negotiations with Company B, discussed various concerns regarding the probability of finalizing a definitive merger agreement with Opto Circuits in the near term.

In a telephone conversation on September 21, 2010, Mr. Marver advised Mr. Dietiker that we had received a proposal relating to a potential sale of our monitoring business to another party, that such transaction had progressed to an advanced stage and that our board of directors was soon likely to be in a position to consider whether to approve that alternative transaction. Mr. Marver also suggested that in light of the advanced stage of the other potential transaction, Opto Circuits’ proposal would need to include additional terms for our board to seriously consider a potential transaction with Opto Circuits as an alternative to the pending transaction relating to a sale of its monitoring business. The additional terms proposed by Mr. Marver, which he summarized in an email to Mr. Dietiker later that day, included a significant reverse termination fee that would be payable by Opto Circuits if the transaction failed to close under certain circumstances, a smaller reverse termination fee if the transaction failed to close under other circumstances, the absence of any financing condition, and other terms intended to provide greater certainty of closing. Mr. Dietiker replied by email on September 22, 2010 indicating that, after consideration by Opto Circuits’ board of directors, Opto Circuits was not willing to proceed with the transaction on the terms outlined by Mr. Marver.

On September 24, 2010, an executive of Company A telephoned Dr. Naumann and expressed continued interest in a potential acquisition of our monitoring business. During this call, the Company A executive reiterated that Company A remained uninterested in an acquisition of the entire company.

On September 28, 2010, a representative of Company B advised Mr. Marver that due to the potential dilutive effect of the proposed acquisition of our monitoring business (excluding the rehabilitation product line) would have on Company B’s future operating results, Company B’s board of directors had not authorized the transaction as it had been proposed. He further advised Mr. Marver that Company B needed to consider changes to its post-acquisition integration plans in an effort to make the proposed transaction more financially attractive for Company B and that Company B would need an additional week or two to reformulate those plans before again submitting the proposed transaction to its board of directors for consideration. Following this call, Mr. Marver contacted Dr. Naumann to advise him regarding the delay proposed by Company B.

On September 28, 2010, Mr. Marver informed Mr. Dietiker by telephone that the potential third-party buyer for our monitoring business was delaying. As a result, the parties agreed that Opto Circuits would move forward with its due diligence, provided that Opto Circuits could be protected from expenses incurred until October 15, 2010 if we were to accept a third-party offer for our monitoring business. Later that day, Mr. Marver emailed the entire board of directors to update them on the delay with Company B. He advised the directors that, based on information provided by the representative of Company B, our management team was skeptical that changes to Company B’s post-acquisition integration plans could entirely solve the problem that led to the delay. He advised the directors that due to Company B’s concerns about the financial impact of the transaction, it was foreseeable that Company B would propose a further reduction to the purchase price and that the probability of concluding a transaction with Company B at an attractive price was diminished. He noted that in light of the delay with Company B and the risks associated with the factors underlying that delay, Cardiac Science had re-engaged in discussions with Opto Circuits. He also updated the board on the continued erosion of our cash position and summarized certain restructuring plans in the event that we were unable to conclude any sale transaction.

On September 30, 2010, Mr. Marver emailed Mr. Dietiker regarding the proposed terms of the transaction. Among other things, Mr. Marver indicated that we were willing to move forward without the more restrictive terms that had been proposed on September 21, 2010, summarized certain proposed terms relating to the transaction, including the minimum tender offer condition and size of termination fees, indicated that we were willing to agree to the inclusion of a top-up option provision that could facilitate the consummation of a short-form merger transaction after the tender offer closed, reiterated our position that the transaction could not be subject to any financing condition, and suggested a proposed timeline for finalizing a definitive merger agreement and launching the tender offer. Mr. Marver also indicated that we were willing to agree to reimburse Opto Circuits for up to $300,000 in expenses if we entered into an agreement to sell greater than 25% of our assets to a third party prior to October 15, 2010. On October 2, 2010, Mr. Dietiker responded by proposing additional revised terms, including a target execution date for the merger agreement of October 18, 2010.

During the first week of October 2010, Cardiac Science and Company B and their respective outside legal counsel continued to hold periodic telephone conferences to discuss various documents relating to the proposed sale of the monitoring business and related issues.

On October 4, 2010, Mr. Marver contacted an executive of Company A to advise him that Company A’s current proposal regarding a potential acquisition of our monitoring business was inferior relative to other alternatives under consideration. On October 5, 2010, Company A sent Mr. Marver a letter by email formally rescinding its proposal.

As a result of the ongoing discussions between Cardiac Science and Opto Circuits, on October 4, 2010, Opto Circuits received a proposed addendum to the existing non-disclosure agreement, pursuant to which Opto Circuits would be reimbursed for its costs up to an amount of $300,000 if we were to accept the third-party offer for its monitoring business. On October 5, 2010, the parties discussed revisions to the addendum and agreed to continue with negotiations regarding a potential transaction, without the parties executing the addendum.

On October 6, 2010, Mr. Marver provided Mr. Dietiker with information relating to Cardiac Science’s business, financial forecasts and related information.

During the period from October 7, 2010 to October 15, 2010, representatives from Opto Circuits met with representatives of Cardiac Science to conduct further due diligence.

On October 8, 2010, a representative of Company B emailed Mr. Marver indicating that their efforts to prepare and submit a revised package to its board of directors relating to Company B’s potential acquisition of our monitoring business (excluding the rehabilitation product line) had been further delayed.

On October 8, 2010, Opto Circuits retained outside legal counsel, Quarles & Brady LLP, to conduct additional legal due diligence and to provide assistance negotiating the merger agreement. Additionally, on October 8, 2010, representatives of Opto Circuits and Cardiac Science had a telephone call to discuss the timeline and structure of the proposed transaction. Outside counsel for both companies participated on the call. Following the call, Perkins Coie LLP provided a draft of the merger agreement to Quarles & Brady LLP, as well as access to an electronic data room populated with documents and other materials that were responsive to Opto Circuits’ further diligence requests.

On October 13, 2010, Quarles & Brady LLP delivered to Perkins Coie LLP a revised draft of the merger agreement, proposing certain changes to the terms of the agreement. Between October 14 and October 17, 2010, Quarles & Brady LLP and Perkins Coie LLP discussed the remaining open issues in the merger agreement, including the amount Cardiac Science’s termination fee, the amount of a reverse termination fee payable by Opto Circuits and the conditions under which such reverse termination would become payable, and the threshold for the minimum tender condition related to the proposed tender offer by Opto Circuits, and exchanged multiple drafts of the agreement.

On October 15, 2010, our board of directors met by telephone. Around the time the meeting was convened, Mr. Marver received by email a letter from Company A that conveyed a non-binding indication of interest in a potential acquisition of the entire company at a proposed price of $2.45 per share. The letter further indicated that while Company A had conducted due diligence on our monitoring business, it needed to conduct additional diligence with respect to a potential acquisition of the entire company, with a focus on potential cost synergies and regulatory issues. The letter proposed that Company A would need four weeks to complete due diligence and negotiate definitive agreements. Management and representatives of Piper Jaffray provided an extensive update on the status of the transactions currently under consideration, including the potential transaction with Opto Circuits, and reviewed the process that Cardiac Science had engaged in over the last several months, including the companies that had been contacted or who had otherwise expressed interest with regard to a potential transaction with us. Representatives of Perkins Coie LLP briefed the board of directors on the material terms of the proposed merger agreement with Opto Circuits, including key remaining open issues, and discussed various legal considerations relating to the board of director’s consideration of existing alternatives. Mr. Marver briefed the board of directors on certain pending considerations relating to the proposed transaction with Opto Circuits, including management’s ongoing efforts to obtain better insight into Opto Circuit’s ability to complete a transaction on the terms proposed and other issues relating to certainty of closing. Mr. Marver described the indication of interest that had been received from Company A at the commencement of the board meeting. Management and the board of directors discussed in detail the history of our interactions with Company A throughout the process, with particular focus on the fact that Company A had proposed a number of purchase price reductions relating to its potential acquisition of Cardiac Science’s monitoring business and had previously withdrawn its interest in a potential transaction involving the entire company. In light of that history, the board of directors concluded that there was significant uncertainty about the timing for and probability of concluding a transaction involving a sale of the entire company to Company A at the price indicated in its non-binding indication of interest. The consensus of the board was that any significant delay involved in pursuing discussions with Company A would introduce a significant risk that Opto Circuits would drop out of the process. The board authorized management to continue efforts to enter into a definitive merger agreement with Opto Circuits.

On October 16, 2010, Mr. Dietiker and Mr. Marver had a telephone conversation to discuss various matters relating to the potential transaction. Mr. Marver asked Mr. Dietiker if Opto Circuits would consider raising the price of its offer. He also conveyed his concern that Cardiac Science did not yet have an adequate understanding of how Opto Circuits intended to fund the transaction and asked for certain documentation and other information so that Cardiac Science could assure itself that Opto Circuits was capable of consummating the transaction. During the course of this discussion, Mr. Dietiker and Mr. Marver discussed the possibility of including a significant reverse termination fee in the merger agreement as one way of providing additional comfort to Cardiac Science regarding the issue of Opto Circuits’ ability to consummate the transaction. On October 17, 2010, Mr. Dietiker emailed Mr. Marver to provide feedback on the issues that had been discussed the previous day. He indicated that between its cash on hand and borrowing capacity under existing credit facilities, Opto Circuits had the ability to consummate the transaction and would be providing certain information from its banks the following day. He also indicated that Opto Circuits was open to the proposed reverse termination fee but suggested that the amount of Cardiac Science’s termination fee should be the same amount. Finally, he indicated that Opto Circuits was not willing to increase its offer beyond the $2.30 per share price it had previously proposed. Later that day, Mr. Dietiker and Mr. Marver had a further discussion about these issues.

On the morning of October 18, 2010, a representative from Company B contacted Mr. Marver by email to advise that their reformulated acquisition proposal had been sent to their board of directors for review and comment, but the representative was unable to provide a timeline for either feedback from Company B’s board or subsequent communication of the reformulated plan to Cardiac Science.

On the morning of October 18, 2010, Mr. Dietiker emailed Mr. Marver certain information regarding Opto Circuits’ ability to consummate the transaction. That same morning, Mr. Dietiker advised Mr. Marver by telephone that as a result of discussions among members of Opto Circuits board of directors, Opto Circuits had determined that although it was willing to agree to a reverse termination fee that would be payable if Opto Circuits failed to launch or consummate the tender offer in violation of the merger agreement, it would not agree to a higher termination fee than the termination fee that we would have to pay under the circumstances specified in the agreement. Mr. Marver indicated that, as long as the merger agreement allowed Cardiac Science to elect between requiring Opto Circuits to pay the termination fee or pursuing other remedies if Opto Circuits breached the agreement, he was favorably inclined towards setting the parties’ respective termination fees at the same level and that our board of directors would consider Opto Circuits’ position with regard to the size of its termination fee relative to our termination fee.

On October 18, 2010, Mr. Marver and Dr. Naumann contacted representatives of Company A by telephone to inform them that Cardiac Science was close to finalizing an alternative transaction involving the sale of the entire company. Mr. Marver and Dr. Naumann advised the representatives of Company A that our board of directors had significant concerns about the uncertainty of Company A’s proposal but indicated that the board of directors would be willing to consider a proposed transaction with Company A if Company A was prepared to enter into a definitive merger agreement on the same terms as the agreement currently under consideration, at the higher price proposed by Company A in its indication of interest. The representatives of Company A declined that suggestion.

On the afternoon of October 18, 2010, our board of directors met to consider the proposed transaction with Opto Circuits, including a substantially final draft of the merger agreement. Mr. Marver updated the board on negotiations with Opto Circuits since the board meeting on October 15, 2010 and other matters relating to the transaction. A representatives of Perkins Coie LLP reviewed the material changes to the merger agreement since the draft reviewed at the board of directors’ October 15, 2010 meeting. Mr. Matysik briefed the board of directors on recent developments relating to the potential transaction with Company B. Mr. Marver also updated the board of directors on the discussion that occurred earlier in the day between he and Dr. Naumann and representatives of Company A. A representative of Piper Jaffray reviewed the history of Cardiac Science’s interactions with Company A throughout the process. The board again discussed Company A’s most recent proposal, the history of Cardiac Science’s interactions with Company A throughout the process and other factors, and concluded that a transaction with Company A at the price it had proposed was unlikely to be consummated. Represenatives of Piper Jaffray reviewed with the board of directors Piper Jaffray’s financial analyses and delivered to the board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated October 18, 2010, to the effect that, as of that date and based on and subject to the assumptions, procedures, considerations and limitations described in its opinion, the Offer Price was fair, from a financial point of view, to the holders of Shares (other than Shares held by Opto Circuits or any of its affiliates). The full text of the written opinion of Piper Jaffray, which sets forth the assumptions made, procedures followed, and matters considered and limitations on the review undertaken in connection with such opinion, is attached to this Schedule 14D-9 as Annex B. A representative of Perkins Coie LLP briefed the board on considerations relating to the directors’ fiduciary duties in considering whether to approve the transaction with Opto Circuits. At the conclusion of the meeting, our board of directors unanimously approved the proposed merger agreement, the Offer and the Merger.

In the early morning of October 19, 2010, the parties executed a definitive merger agreement. The parties issued a press release announcing the transaction later in the morning on October 19, 2010. On October 29, 2010, the parties entered into Amendment No. 1 to the merger agreement. The amendment made certain technical corrections to the merger agreement originally entered into, including corrections to certain internal section cross references.

Reasons for the Recommendation of the Cardiac Science Board

Following a review and discussion of all relevant information regarding the Merger and the Offer, at a meeting on October 18, 2010, the Cardiac Science Board unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Cardiac Science and its stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommended that the stockholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. The Cardiac Science Board considered numerous factors, including the following material factors and benefits of the Offer, each of which the Cardiac Science Board believed supported its decision:

•	The Offer Price of $2.30 per share represents a 26% premium over the closing price of the Shares on October 15, 2010. Additionally, the Offer Price represents a 30% premium over the 30-day average Cardiac Science Share price, a 28% premium over the 60-day average Cardiac Science Share price, and a 32% premium over the 100-day average Cardiac Science Share price.

•	The form of consideration paid to stockholders is cash, which will provide certainty of value.

•	Opto Circuits’ obligation to consummate the transaction is subject to a limited number of conditions, with no financing condition.

•	Cardiac Science has the right, subject to certain conditions, to respond to unsolicited inquiries or proposals received after the date of the Merger Agreement if the Cardiac Science Board determines the proposal could lead to a transaction that is more favorable to Cardiac Science’s stockholders from a financial point of view (a “Superior Proposal”).

•	The Cardiac Science Board has the right, subject to certain conditions (including offering Opto Circuits a limited opportunity to propose modifications to the terms of its offer), to change its recommendation relating to the Offer if it receives a Superior Proposal. Further, the Cardiac Science Board may terminate the Merger Agreement and enter into an agreement with respect to a Superior Proposal, subject to paying Opto Circuits a termination fee of approximately $1.0 million and reimbursing Opto Circuits for transaction-related expenses of $300,000.

•	Piper Jaffray has provided an opinion, subject to the assumptions, procedures, considerations and limitations described in its opinion, that the Offer Price was fair from a financial point of view to the holders of Shares (other than Shares held by Opto Circuits or any of its affiliates). Piper Jaffray also had previously provided additional analyses reviewing other strategic alternatives that demonstrate the attractiveness of the Offer relative to those other alternatives.

•	With Piper Jaffray’s assistance, Cardiac Science has completed an extensive exploration of possible alternative transactions. As a result of that process, as further described in “Background and Reasons for the Recommendation of the Cardiac Science Board — Background of the Offer,” Cardiac Science received limited interest in a purchase of the entire company. Other than the Offer, the only other indications of interest received by Cardiac Science either did not evolve to any firm proposal or were subject to significant uncertainties. Further, most proposals Cardiac Science received relating to the purchase of certain of its assets were generally insufficient and/or did not progress beyond the preliminary stage.

•	Although a potential alternative transaction involving a sale of Cardiac Science’s cardiac monitoring business progressed to an advanced stage, significant uncertainty remained whether such transaction could be successfully consummated. Moreover, relative to the Offer, that alternative transaction was not viewed by the Cardiac Science Board as being more favorable for a variety of factors, including that it would provide no immediate liquidity or other cash return to stockholders and that the significant ongoing risks that Cardiac Science’s automated external defibrillator business faces, as well as Cardiac Science’s other business and financial challenges, could lead to further declines in the value of Cardiac Science’s Shares.

•	Industry and market trends are challenging, including declines in Cardiac Science’s cardiac monitoring business and a slow and uncertain recovery of the Japanese automated external defibrillator market share. Further, recent recalls have eroded Cardiac Science’s automated external defibrillator market share around the world.

•	Recent recalls, together with operational losses, have depleted Cardiac Science’s cash balances and will continue to do so in the future in light of anticipated operating losses in the near term.

•	Cardiac Science’s current line of credit with Silicon Valley Bank contains restrictive covenants that may limit Cardiac Science’s ability to borrow under the line in the future. The line of credit expires in July 2011 and there is no assurance that it will be renewed.

•	Cardiac Science faces significant regulatory risk resulting from its involvement in the automated external defibrillator industry due to increased FDA scrutiny of the industry and Cardiac Science’s recent quality and regulatory issues. With operating losses and negative cash flows expected for at least the next several quarters and access to capital uncertain, Cardiac Science currently lacks the financial resources to comfortably bear this risk.

•	The regulatory pathway for automated external defibrillator technology may change from 510(k) to Premarket Approval, a shift that would add significant time and expense to future product development project cost.

•	Cardiac Science’s competitors are generally better capitalized and better able to fund product development, regulatory compliance and sales and marketing activities.

•	Due to Cardiac Science’s declining cash position and uncertain access to capital, Cardiac Science is unable to adequately invest in organic growth opportunities or acquisitions.

•	Cardiac Science is unlikely to generate positive cash flow for several additional quarters, significantly postponing improved financial performance and making it unlikely that Cardiac Science’s Shares will trade above current levels for a substantial period.

•	If the challenges faced by Cardiac Science as an independent public company, or financial market conditions, lead to further declines in Cardiac Science’s stock price, the amounts received by stockholders in open market transactions or in a future transaction may be less than the Offer Price.

•	The financial and administrative burdens associated with remaining a public entity would add to the other challenges that Cardiac Science would face as a small, independent medical device company.

•	Cardiac Science is likely to require dilutive equity financing within the next year, which may further erode stockholder value.

•	Given Cardiac Science’s financial and operational challenges, retention of key personnel is becoming more difficult and expensive.

The Cardiac Science Board also considered a variety of potential drawbacks or risks concerning the Offer and the Merger. These included the following:

•	Existing stockholders will be unable to participate in any increase in Cardiac Science value beyond the $2.30 per share offer price, including any increase in value that may result from any future improvement in Cardiac Science’s business, financial condition and operating performance.

•	Cardiac Science’s business may be disrupted as a result of the announcement of the Offer and the Merger.

•	The parties may fail to complete the Merger, which would have a significantly disruptive effect on Cardiac Science’s business and customer relationships, divert management and employee attention, and exacerbate Cardiac Science’s financial challenges.

•	Gains received in an all cash transaction are generally taxable to U.S. common stockholders.

•	Opto Circuits may terminate the Merger Agreement under certain circumstances, including the occurrence of a Cardiac Science material adverse effect before the closing of the Offer.

•	The Merger Agreement restricts Cardiac Science from responding to any unsolicited inquiry or proposal relating to an alternative transaction unless the Cardiac Science Board determines that such transaction would reasonably constitute a Superior Proposal. Superior Proposals are limited to transactions for 51% or more of Cardiac Science’s assets or stock, meaning that the Cardiac Science Board could not entertain any unsolicited proposal relating to a sale of the cardiac monitoring business or other asset sale regardless of the financial or other terms.

•	Cardiac Science must pay a termination fee in order to accept a Superior Proposal, which could discourage competing proposals.

•	Management’s focus and resources may be diverted from other strategic opportunities and operational needs while working to consummate the Merger.

•	The requirement to conduct Cardiac Science’s business in the ordinary course prior to completion of the Merger may delay or inhibit Cardiac Science from undertaking certain opportunities that may arise.

•	In addition to their interest as stockholders, Cardiac Science directors and executive officers may have different interests than stockholders with respect to the Merger.

The discussion above describes material factors considered by the Cardiac Science Board in reaching its decision to (1) determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Cardiac Science and its stockholders; (2) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommend that the stockholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. Because of the variety of factors considered, the Cardiac Science Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors together. In addition, individual members of the Cardiac Science Board may have given different weights to different factors.

For the reasons described above, the Cardiac Science Board recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

(c)	Financial Projections

Cardiac Science does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, Cardiac Science provided to Opto Circuits, in connection with their due diligence review, Cardiac Science management’s internal non-public financial forecasts regarding Cardiac Science’s anticipated future operations covering periods through fiscal 2013 (the “Three-Year Projections”). Cardiac Science also provided to the Cardiac Science Board and Piper Jaffray for use in connection with the rendering of their fairness opinion to the

Cardiac Science Board and performing their related financial analysis, as described under the heading “Opinion of Cardiac Science’s Financial Advisor” in Item 4(e) of this Schedule 14D-9, Cardiac Science management’s internal non-public five-year financial forecasts regarding Cardiac Science’s anticipated future operations (the “Five-Year Projections” and collectively, with the Three-Year Projections, the “Projections”). The Three-Year Projections were substantially equivalent to the Five-Year Projections, which are presented in the table below, except that the Five-Year Projections reflected Cardiac Science management’s internal nonpublic financial forecasts regarding Cardiac Science’s anticipated future operations for the two years beyond December 31, 2013 and the Five-Year Projections also included the effects of an assumed $7.0 million equity financing in 2011, which was not included in the Three-Year Projections.

The Projections were prepared by, and are the responsibility of Cardiac Science’s management. The Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). KPMG LLP, Cardiac Science’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The summary of the Projections is not being included in this Schedule 14D-9 to influence an Cardiac Science stockholder’s decision whether to tender Shares in the Offer, but is being included because the Projections were made available by Cardiac Science to Opto Circuits and the Cardiac Science Board and used by Piper Jaffray in connection with the rendering of their fairness opinion to the Cardiac Science Board and performing their related financial analysis, as described under the heading “Opinion of Cardiac Science’s Financial Advisor” in this Item 4 of this Schedule 14D-9.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Cardiac Science’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Cardiac Science’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, impact of competitive products and pricing, the effect of possible future regulatory actions, the effect of global economic conditions, the cost and effect of changes in tax and other legislation, the availability of net operating loss carryforwards to offset future federal and state taxable income, the ability of Cardiac Science to obtain future equity and debt financing and the cost and dilutive impact to shareholders of such financing and other risk factors described in Cardiac Science’s annual report on Form 10-K for the year ended December 31, 2009, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by Cardiac Science’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that Cardiac Science or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither Cardiac Science nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. Cardiac Science does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither Cardiac Science nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Cardiac Science stockholder or other person regarding the ultimate performance of Cardiac Science compared to the information contained in the Projections or that the Projections will be achieved. Cardiac Science has made no representation to Opto Circuits, in the Merger Agreement or otherwise, concerning the Projections.

In light of the foregoing factors and the uncertainties inherent in the Projections, Cardiac Science stockholders are cautioned not to place undue, if any, reliance on the Projections.

	Years Ending December 31,
	2010(1)	2011	2012	2013	2014	2015
	(Dollars in thousands)

Statement of Operations Items
Total revenue	$141,487	$155,982	$175,578	$194,707	$216,382	$240,968
Income (loss) before income taxes	(37,416)	(2,903)	4,620	12,285	21,002	30,996
Income tax expense	(362)	(500)	(500)	(500)	(500)	(500)
Minority interest	(301)	(420)	(480)	(480)	(480)	(480)
Net income/(loss)	(38,080)	(3,823)	3,640	11,305	20,022	30,016
EBITDA(2)	(31,708)	2,014	9,529	15,987	23,846	33,270
Stock-based compensation	2,450	2,447	2,447	2,450	2,450	2,450
Corrective action costs	11,000	0	0	0	0	0
Adjusted EBITDA(2)	(18,258)	4,461	11,976	18,437	26,296	35,720
Balance Sheet Items
Cash and cash equivalents	$2,470	$2,454	$2,492	$16,155	$37,311	$67,947
Current assets	52,845	53,129	55,167	70,830	95,486	130,122
Borrowings on line of credit	5,469	9,265	1,137	—	—	—
Current liabilities excluding borrowings on line of credit	51,015	38,693	38,988	39,023	39,023	39,023
Statement of Cash Flows Items
Net cash provided by (used in) operating activities	(27,544)	(8,771)	9,606	16,240	22,596	32,075
Net cash used in investing activities	(2,355)	(2,400)	(2,400)	(2,400)	(2,400)	(2,400)
Net cash provided by (used in) financing activities	5,503	11,155	(7,168)	(177)	960	960

(1)	Includes the pretax loss and net losses related to the $11 million AED recall charge recorded in the second quarter of 2010, which was excluded in the financial projections relied upon by Piper Jaffray in the rendering of their fairness opinion to the Cardiac Science Board and performing their related financial analysis, as described under the heading “Opinion of Cardiac Science’s Financial Advisor” in Item 4(e) of this Schedule 14D-9.

(2)	Cardiac Science defines the term “EBITDA” as earnings before net interest, income taxes, depreciation, and amortization. Cardiac Science defines “Adjusted EBITDA” as EBITDA before stock-based compensation and corrective action costs associated with the updated AED recall plan. These measures are not substitutes for measures determined in accordance with GAAP, and may not be comparable to the same measures as reported by other companies. EBITDA and Adjusted EBITDA are an integral part of the internal management reporting and planning process and are the primary measures used by management to evaluate the operating performance of Cardiac Science. The components of these measures include the key revenue and expense items for which operating managers are responsible and upon which their performance is evaluated. Cardiac Science also uses Adjusted EBITDA for planning purposes and in presentations to its board of directors. Piper Jaffray refers to Cardiac Science’s Adjusted EBITDA measurement as “EBITDA” (other than with respect to the AED recall charge referred to in note (1)) in connection with the description of the rendering of their fairness opinion to the Cardiac Science Board and performing their related financial analysis, as described under the heading “Opinion of Cardiac Science’s Financial Advisor” in Item 4(e) of this Schedule 14D-9.

Certain key assumptions underlying the Projections include the following:

•	Cardiac Science will be able to reverse a recent trend of annual decreases in revenue and resume growth beginning in 2011 and continuing through the projection period.

•	Cardiac Science will be able to increase gross margin and reduce operating costs beginning in 2011 as compared to 2010 and will continue to gradually increase gross margin and experience only modest increases in operating expenses over the projection period.

•	Cardiac Science will be able to renew or replace its current $15.0 million line of credit (which expires in July 2011) on substantially the same terms that currently exist and that Cardiac Science will be able to continue to borrow on this line, as required, over the projection period.

•	Cardiac Science will be able to successfully obtain $7.0 million equity funding through the sale of shares of its stock in 2011 at a price, net of costs, of $1.53 per share.

•	Net operating loss carryforwards will remain available to offset future federal and state taxable income, thereby substantially reducing future cash income taxes.

•	No consideration has been given in the projected financial information to the possible re-instatement of deferred tax assets on the projected balance sheets, nor subsequent recognition of income tax expense at statutory rates in the projected statements of operations. In connection with any such reinstatement of deferred tax assets, reported income tax expense thereafter would increase, though cash income taxes would not be affected.

•	Cardiac Science will not be required to undertake new corrective field actions during the projection period and accrued expenses related to previously announced field actions will be sufficient to complete these actions.

(d)	Intent to Tender

To the knowledge of Cardiac Science after reasonable inquiry, each of the executive officers and directors of Cardiac Science currently intends to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such person and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement and to authorize the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(e)	Opinion of Cardiac Science’s Financial Advisor

Pursuant to an engagement letter dated April 27, 2010, Cardiac Science retained Piper Jaffray to, among other things, deliver its opinion to the Cardiac Science Board as to the fairness, from a financial point of view, of the consideration to be paid in the Offer and the Merger to the holders of the Shares. At a meeting of the Cardiac Science Board on October 18, 2010, Piper Jaffray issued its oral opinion to the Cardiac Science Board, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, that the Offer Price was fair, from a financial point of view, to the holders of the Shares (other than the Shares held by Opto Circuits or any of its affiliates) as of the date of the opinion.

The full text of the Piper Jaffray written opinion dated October 18, 2010, confirming its oral opinion issued to the Cardiac Science Board on October 18, 2010, sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated in its entirety herein by reference. You are urged to read the Piper Jaffray opinion in its entirety, and this summary is qualified by reference to the written opinion. The Piper Jaffray opinion addresses solely the fairness, from a financial point of view, to the holders of the Shares (other than the Shares held by Opto Circuits or any of its affiliates) of the Offer Price. Piper Jaffray’s opinion was provided to the Cardiac Science Board in connection with its consideration of the Offer and the Merger and was not intended to be, and does not constitute, a recommendation to any stockholder of Cardiac Science as to whether such stockholder should tender their Shares into the Offer or how such stockholder should otherwise act with respect to the Offer and the Merger or any other matter. The Piper Jaffray opinion was approved for issuance by the Piper Jaffray Opinion Committee.

In arriving at the opinion described above, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the Merger Agreement;

•	reviewed and analyzed certain financial and other data with respect to Cardiac Science which was publicly available;

•	reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Cardiac Science that were furnished to Piper Jaffray by Cardiac Science;

•	conducted discussions with members of senior management and representatives of Cardiac Science concerning the two immediately preceding matters described above, as well its businesses and prospects before and after giving effect to the Offer and the Merger;

•	reviewed the current and historical reported prices and trading activity of the Shares and similar information for certain other companies deemed by Piper Jaffray to be comparable to Cardiac Science;

•	compared the financial performance of Cardiac Science with that of certain other publicly-traded companies that Piper Jaffray deemed relevant; and

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Cardiac Science Board at a meeting held on October 18, 2010. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the Cardiac Science Board on October 18, 2010.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Cardiac Science Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 15, 2010, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Jaffray calculated (i) Cardiac Science’s equity value implied by the Offer Price of $2.30 per share to be approximately $58 million, based on approximately 25.226 million Shares and common stock equivalents outstanding, calculated using the treasury stock method, and (ii) Cardiac Science’s enterprise value (“EV”) implied by the Offer Price of $2.30 per share (implied EV calculated as implied equity value, plus debt and minority interests, less cash) to be approximately $53 million, based on no debt outstanding, minority interests of $1.4 million and cash of $6.4 million.

Historical Trading Analysis

Piper Jaffray reviewed the historical closing prices and trading volumes for the Shares since October 15, 2008, in order to provide background information on the prices at which the Shares have historically traded. The following table summarizes some of these historical closing prices relative to the Offer Price for the Shares.

Price
per Share

Offer Price	$2.30
Closing price on October 15, 2010	1.83
Two-year high closing price (November 2, 2008)	9.69
Two-year low closing price (July 7, 2010)	0.90

Piper Jaffray also reviewed the percentage of the Shares traded at prices at or below $2.30 (the amount of the Offer Price) during certain periods immediately preceding the execution of the Merger Agreement.

Percentage of
Shares Traded at
or Below $2.30

One month prior to October 15, 2010	100%
Three months prior to October 15, 2010	83%
Six months prior to October 15, 2010	93%
Twelve months prior to October 15, 2010	80%

Selected Public Companies Analysis

Piper Jaffray reviewed selected historical financial data of Cardiac Science and estimated financial data of Cardiac Science that were prepared by Cardiac Science’s management as its internal forecasts for calendar years 2010 and 2011 and compared them to corresponding financial data, where applicable, for (i) publicly traded medical technology companies which Piper Jaffray believed were comparable to Cardiac Science’s financial and business profile and (ii) publicly traded medical technology companies which Piper Jaffray believed were comparable to Cardiac Science’s financial profile. Piper Jaffray selected companies based on information obtained from public sources and by applying the following criteria:

•	for publicly traded medical technology companies which Piper Jaffray believed were comparable to Cardiac Science’s financial and business profile:

•	companies with EV between $50 million and $500 million;

•	companies with gross margin of less than 50% for the most recently reported twelve month period for which financial information has been made public; and

•	companies with revenue growth less than 5% in 2010 and less than 10% in 2011.

•	for publicly traded medical technology companies which Piper Jaffray believed were comparable to Cardiac Science’s financial profile:

•	companies that have suffered revenue degradation similar to Cardiac Science’s in 2009.

Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

Selected Financial and Business Profile Public Companies	Selected Financial Profile Public Companies*

Cantel Medical Corp.	Angiotech Pharmaceuticals Inc.(E)
Medical Action Industries Inc.	Biolase Technology, Inc.(C)(E)
RTI Biologics, Inc.	Cutera Inc(D)(E)
Symmetry Medical, Inc.	IRIDEX Corp.
Syneron Medical Ltd.(D)(E)
TomoTherapy Incorporated(D)(E)

*	See footnotes below under “Selected Financial Profile Public Companies.”

For the selected public companies analysis, Piper Jaffray compared (i) projected 2010 and 2011 valuation multiples for Cardiac Science’s EV as implied by the Offer Price and Cardiac Science’s balance sheet data described above, together with Cardiac Science’s corresponding revenue and EBITDA (calculated as earnings before interest, taxes, depreciation and amortization, plus stock-based compensation), on the one hand, to valuation multiples for the selected public companies’ EV as implied by their closing prices per share on October 15, 2010 and their balance sheet data as of their most recent public filings, together with their corresponding revenue and EBITDA, on the other hand, and (ii) projected 2010 and 2011 valuation multiples for Cardiac Science’s equity value as implied by the Offer Price, together with Cardiac Science’s corresponding earnings, on the one hand, to valuation multiples for the selected public companies’ equity values as implied by their closing prices per share on October 15, 2010, together with their corresponding earnings per share, on the other hand.

Selected Financial and Business Profile Public Companies

	Selected Financial and Business Profile Public Companies(1)
	CSCX(2)		Maximum		Mean		Median		Minimum

EV/projected 2010 revenue	0.4	x	1.2	x	0.9	x	1.0	x	0.6	x
EV/projected 2011 revenue	0.3	x	1.1	x	0.9	x	0.9	x	0.6	x
EV/projected 2010 EBITDA	—	(3)	8.9	x	7.2	x	7.1	x	5.6	x
EV/projected 2011 EBITDA	12.4	x	6.0	x	5.6	x	5.8	x	4.9	x
Price/projected 2010 earnings	—	(4)	28.5	x	18.9	x	17.5	x	12.0	x
Price/projected 2011 earnings	—	(4)	16.0	x	13.0	x	12.8	x	10.2	x

(1)	Projected calendar year 2010 and 2011 revenue, EBITDA and earnings for Cardiac Science were based on the estimates of Cardiac Science’s management. Projected calendar year 2010 and 2011 revenue and EBITDA for the selected public companies were based on Wall Street consensus estimates, where available; otherwise based on available Wall Street research.

(2)	Based on the EV and equity value implied by the Offer Price.

(3)	Piper Jaffray concluded that EV/EBITDA multiples were not meaningful if they were negative or if they were greater than 20.0x.

(4)	Piper Jaffray concluded that price/earnings multiples were not meaningful if they were negative or if they were greater than 30.0x.

The selected financial and business profile public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied per share values of the Shares ranged (i) between $4.72 per share and $6.37 per share based on the EV/projected 2010 revenue multiples, (ii) between $4.90 per share and $6.63 per share based on the EV/projected 2011 revenue multiples and (iii) between $1.13 per share and $1.20 per share based on the EV/projected 2011 EBITDA multiples, in each case, as compared to the Offer Price of $2.30 per share. Piper Jaffray concluded that (a) the EV/projected 2010 EBITDA multiples, (b) the price/projected 2010 earnings multiples and (c) the price/projected 2011 earnings multiples were not meaningful because of Cardiac Science’s projected lack of EBITDA and earnings for such periods.

Selected Financial Profile Public Companies

	Selected Financial Profile Public Companies(A)
	CSCX(B)		Maximum		Mean		Median		Minimum

EV/projected 2010 revenue	0.4	x	2.2	x	0.9	x	0.8	x	0.2	x
EV/projected 2011 revenue	0.3	x	2.0	x	0.8	x	0.6	x	0.2	x
EV/projected 2010 EBITDA(C)(D)	—	(D)	17.9	x	15.2	x	15.0	x	12.9	x
EV/projected 2011 EBITDA	12.4	x	12.3	x	8.6	x	8.6	x	5.0	x
Price/projected 2010 earnings(E)	—	(E)	16.0	x	16.0	x	16.0	x	16.0	x
Price/projected 2011 earnings(E)	—	(E)	21.0	x	12.7	x	11.4	x	5.6	x

(A)	Projected calendar year 2010 and 2011 revenue, EBITDA and earnings for Cardiac Science were based on the estimates of Cardiac Science’s management. Projected calendar year 2010 and 2011 revenue, EBITDA and earnings for the selected financial profile public companies were based on Wall Street consensus estimates.

(B)	Based on the EV and equity value implied by the Offer Price.

(C)	Piper Jaffray concluded that EV/EBITDA multiples were not applicable where there was insufficient information available to Piper Jaffray to calculate the EV/EBITDA multiples.

(D)	Piper Jaffray concluded that EV/EBITDA multiples were not meaningful, and therefore omitted them, if they were negative or if they were greater than 20.0x.

(E)	Piper Jaffray concluded that price/earnings multiples were not meaningful, and therefore omitted them, if they were negative or if they were greater than 30.0x.

The selected financial profile public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied per share values of the Shares ranged (i) between $2.88 per share and $6.10 per share based on the EV/projected 2010 revenue multiples, (ii) between $2.93 per share and $5.03 per share based on the EV/projected 2011 revenue multiples and (iii) between $1.35 per share and $1.97 per share based on the EV/projected 2011 EBITDA multiples, in each case, as compared to the Offer Price of $2.30 per share. Piper Jaffray concluded that (a) the EV/projected 2010 EBITDA multiples, (b) the price/projected 2010 earnings multiples and (c) the price/projected 2011 earnings multiples were not meaningful because of Cardiac Science’s projected lack of EBITDA and earnings for such periods.

Selected M&A Transaction Analysis

Piper Jaffray reviewed selected merger or acquisition (“M&A”) transactions involving the acquisition of public or private medical technology target companies which Piper Jaffray believed were comparable to Cardiac Science’s financial profile. Piper Jaffray selected these transactions based on information obtained from public sources and by applying the following criteria:

•	transactions that were announced since January 1, 2001;

•	targets with EBITDA margin of less than 15% for the most recently reported twelve month period for which financial information had been made public prior to the announcement of the applicable transaction (“LTM”);

•	targets with projected revenue growth for the twelve month period immediately following the LTM period (“FTM”) of less than 10%; and

•	targets with EV equal to or less than $250 million.

Based on these criteria, the following transactions had target companies that were deemed comparable to Cardiac Science’s financial profile:

Date of Announcement	Target	Acquiror

09/13/2010	Otix Global, Inc.	William Demant Holdings
08/17/2010	Osteotech, Inc.	Medtronic
09/09/2009	Candela Corporation	Syneron Medical
03/23/2007	LXU Healthcare, Inc.	Integra LifeSciences
11/14/2005	Compex Technologies, Inc.	Encore Medical
02/28/2005	Quinton Cardiology Systems, Inc.	Cardiac Science
02/14/2005	Banta Corporation (Healthcare Division)	Fidelity Strategic Investments
04/28/2004	MedSource Technologies, Inc.	UTI Corporation
05/31/2001	Minntech Corporation	Cantel Medical

Piper Jaffray calculated the EV/historical LTM revenue multiple and the EV/projected FTM revenue multiple for each transaction. Piper Jaffray also calculated the EV/historical LTM EBITDA multiple and the EV/projected FTM EBITDA multiple for each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for Cardiac Science based on the implied value of the Offer Price and Cardiac Science’s balance sheet data described above.

The analysis indicated the following multiples:

	Selected M&A Transactions
	CSCX(1)		Maximum		Mean		Median		Minimum

EV/LTM revenue(2)	0.4	x	1.9	x	1.0	x	0.8	x	0.3	x
EV/FTM revenue(3)	0.3	x	1.8	x	1.0	x	1.0	x	0.3	x
EV/LTM EBITDA(2)(4)	—	(4)	13.1	x	9.4	x	10.1	x	5.2	x
EV/FTM EBITDA(3)(4)(5)	—	(4)	13.5	x	8.7	x	7.4	x	5.1	x

(1)	Based on the EV implied by the Offer Price.

(2)	LTM data for Cardiac Science were for the twelve months ended September 30, 2010.

(3)	Projected FTM data for Cardiac Science were for the twelve months beginning October 1, 2010 and were based on estimates of Cardiac Science’s management. FTM data for the selected M&A transactions were based on Wall Street consensus estimates.

(4)	Piper Jaffray concluded that EV/EBITDA multiples were not meaningful, and therefore omitted them, if they were negative or greater than 20.0x.

(5)	Piper Jaffray concluded that EV/EBITDA multiples were not applicable, and therefore omitted them, where there was insufficient information available to Piper Jaffray to calculate the EV/EBITDA multiples.

The selected M&A transaction analysis showed that, based on the estimates and assumptions used in the analysis, the implied per share values of the Shares ranged (i) between $4.03 per share and $7.38 per share based on the EV/ LTM revenue multiples, (ii) between $4.38 per share and $7.20 per share based on the EV/FTM revenue multiples and (iii) between $0.05 per share and $0.11 per share based on the EV/FTM EBITDA multiples, in each case, as compared to the Offer Price of $2.30 per share. Piper Jaffray concluded that the EV/LTM EBITDA multiples were not meaningful because of Cardiac Science’s projected lack of EBITDA for such period.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected announced M&A transactions in which the targets were medical device companies to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transactions. Piper Jaffray selected the transactions based upon SIC codes and professional judgment, and applied the following criteria:

•	M&A transactions between a public company target and an acquirer seeking to purchase more than 85% of shares;

•	transactions announced since January 1, 2005;

•	for transactions involving multiple bids, the premiums were calculated using the final bid as compared to the target’s 1-day, 1-week and 4-week stock price at the time of the initial offer;

•	EV greater than $25 million and less than $1 billion; and

•	No negative premiums for 1-day, 1-week, and 4-week premiums.

Piper Jaffray performed its analysis on 47 transactions that satisfied the criteria, and the table below shows a comparison of implied premiums offered in these transactions over the closing stock price for the target companies at the indicated dates, to the premium offered to Cardiac Science’s stockholders based on the Offer Price over the closing stock price for the Shares at the indicated dates.

	Selected Premiums Paid
	CSCX(1)	High	Mean	Median	Minimum

Premium 1 day prior to announcement	26%	272%	55%	35%	4%
Premium 1 week prior to announcement	29%	322%	60%	38%	5%
Premium 4 weeks prior to announcement	33%	308%	62%	41%	11%

(1)	Based on (i) the Offer Price of $2.30 per share; (ii) the closing price per share of $1.83 on October 14, 2010; (iii) the closing price per share of $1.78 on October 8, 2010; and (iv) the closing price per share of $1.73 on September 17, 2010.

The premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the Offer Price is within the range of implied premiums offered over the closing prices at the indicated analogous dates for the selected M&A transactions.

Discounted Cash Flow Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for Cardiac Science based on the net present value of (i) projected calendar year free cash flows from September 30, 2010 to December 31, 2015, based on Cardiac Science’s management projections, discounted back to September 30, 2010, (ii) assumed federal tax net operating losses of $113.8 million as of September 30, 2010, with no limitation on usage by Cardiac Science, and (iii) a terminal value at calendar year end 2015 based upon an EBITDA exit multiple applied to management projections for such year, discounted back to September 30, 2010. The free cash flows for each year were calculated from the management projections as: earnings before interest and taxes, less taxes (assumed to be 38% of operating income through 2015), plus depreciation and amortization, plus stock-based compensation, less capital expenditures. In addition, such amount was adjusted for projected changes in working capital and for an assumed $7 million of equity financing raised at $1.09 per share in the first quarter of 2011. Piper Jaffray calculated the range of net present values for each period from September 30, 2010 through 2015 based on discount rates ranging from 20% to 30%. Piper Jaffray calculated terminal values using EBITDA exit multiples ranging from 6.0x to 8.0x applied to projected calendar year 2015 EBITDA, and discounted back to September 30, 2010 using discount rates ranging from 20% to 30%. This analysis resulted in implied per share values of the Shares ranging from a low of $2.14 per share to a high of $4.20 per share, as compared to the Offer Price of $2.30 per share.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of the Shares.

None of the selected companies or transactions used in the analyses above is directly comparable to Cardiac Science or the Offer and the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Cardiac Science Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by Cardiac Science’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

Piper Jaffray’s opinion was one of many factors taken into consideration by the Cardiac Science Board in making the determination to approve the Merger Agreement and recommend that the stockholders tender their Shares in connection with the Offer. The above summary does not purport to be a complete description of the analyses performed by Piper Jaffray in connection with the opinion and is qualified in its entirety by reference to the written option of Piper Jaffray attached as Annex B hereto.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of Cardiac Science that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Cardiac Science as to the expected future results of operations and financial condition of Cardiac Science. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with the consent of the Cardiac Science Board, on advice of the outside counsel and the independent accountants to Cardiac Science, and on the assumptions of the management of Cardiac Science, as to all accounting, legal, tax and financial reporting matters with respect to Cardiac Science and the Merger Agreement.

In arriving at its opinion, Piper Jaffray assumed that the Merger Agreement would be in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the Offer and the Merger would be obtained in a manner that would not adversely affect Cardiac Science or the contemplated benefits of the Offer and the Merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Cardiac Science and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of Cardiac Science under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses. Piper Jaffray expressed no opinion regarding the liquidation value of Cardiac Science or any other entity. Without limiting the generality of the foregoing, Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Cardiac Science or any of its affiliates was a party or may be subject, and at the direction of Cardiac Science and with its consent made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither Cardiac Science nor Opto Circuits is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Offer and the Merger.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray expressed no opinion as to the price at which the Shares may trade following announcement of the Offer and the Merger or at any future time. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of the Shares (other than Shares held by Opto Circuits or any of its affiliates) of the Offer Price, as set forth in the Merger Agreement, to be paid by Opto Circuits and did not address any other terms or agreement relating to the Offer and the Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the Offer and the Merger, the merits of the Offer and the Merger relative to any alternative transaction or business strategy that may be available to Cardiac Science, Opto Circuits’ ability to fund the Offer Price, any other terms contemplated by the Merger Agreement or the fairness of the Offer and the Merger to any other class of securities, creditor or other constituency of Cardiac Science. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Offer and the Merger, or any class of such persons, relative to the compensation to be received by the holders of the Shares in the Offer and the Merger or with respect to the fairness of any such compensation.

Information About Piper Jaffray

As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

Piper Jaffray acted as a financial advisor to Cardiac Science in connection with the Offer and the Merger and will receive an estimated fee of approximately $1.5 million from Cardiac Science, which is contingent upon the consummation of the Offer. Piper Jaffray also is entitled to receive a fee of $500,000 for providing its fairness opinion and certain retainer fees aggregating to $75,000, all of which are creditable against the fee due upon consummation of the Offer. The opinion fee is not contingent upon the consummation of the Offer or the Merger or the conclusions reached in Piper Jaffray’s opinion. Cardiac Science has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of Cardiac Science and Opto Circuits for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to Cardiac Science, Opto Circuits or entities that are affiliated with Cardiac Science or Opto Circuits, for which Piper Jaffray would expect to receive compensation.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Information regarding the retention and compensation of Piper Jaffray, Cardiac Science’s financial advisor, is set forth in Item 4(e) — Opinion of Cardiac Science’s Financial Advisor.

Cardiac Science selected Piper Jaffray to act as its financial advisor in connection with the proposed transactions based on the firm’s qualifications, experience, reputation and knowledge of the business affairs of Cardiac Science and the industry in which it participates.

Except as set forth above, neither Cardiac Science nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Cardiac Science, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Shares have been effected during the past 60 days by Cardiac Science, or, to Cardiac Science’s knowledge, by any of Cardiac Science’s directors, executive officers or affiliates.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, as of the date of this Schedule 14D-9, (a) Cardiac Science is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (1) a tender offer for or other acquisition of Cardiac Science’s securities by Cardiac Science, any of its subsidiaries, or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cardiac Science or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Cardiac Science or any of its subsidiaries; or (4) any material change in the present dividend rates or policy, or indebtedness or capitalization of Cardiac Science and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer or the Merger that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

(a) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Opto Circuits, pursuant to the Merger Agreement, of certain persons to be appointed to the Cardiac Science Board other than at a meeting of the stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(b) Top-Up Option

Pursuant to the Merger Agreement, Cardiac Science granted to Opto Circuits and Merger Sub an irrevocable option (the “Top-Up Option”) to purchase from Cardiac Science, at a price per share equal to the Offer Price, the number of newly-issued shares of common stock (the “Top-Up Option Shares”) equal to the lowest number of shares of common stock that, when added to the number of shares of Common Stock owned by Opto Circuits and Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than ninety percent (90%) of the number of shares of common stock issued and outstanding immediately after the issuance of all shares of common stock subject to the Top-Up Option; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds that number of shares of common stock authorized and unissued (treating shares owned by Cardiac Science as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option with respect to any RSUs then outstanding or any In-the-Money Options. The obligation of Cardiac Science to issue and deliver the Top-Up Option Shares upon the exercise of the Top-Up

Option is subject to the condition that no applicable law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Option Shares.

The Top-Up Option may be exercised by Opto Circuits or Merger Sub only once at any time following the expiration of the Offer and prior to the earlier to occur of the effective time of the Merger and the termination of the Merger Agreement; provided, however, that the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of Shares of common stock pursuant thereto, Opto Circuits and its subsidiaries shall own at least ninety percent (90%) of the outstanding Shares of the common stock. The aggregate purchase price payable for the Shares of common stock being purchased by Opto Circuits or Merger Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such Shares by the Offer Price. Such purchase price may be paid by Opto Circuits or Merger Sub, at their election, either in cash or by the issuance to Cardiac Science of a promissory note.

(c) Vote Required to Approve the Merger and DGCL Section 253

The Cardiac Science Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with Delaware law. Under Section 253 of the DGCL, if Opto Circuits, Merger Sub or any other affiliate of Opto Circuits collectively acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, including the issuance by Cardiac Science of Shares pursuant to the Top-Up Option, Merger Sub will be able to effect the Merger after completion of the Offer without a vote by the stockholders. If Merger Sub does not acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares is required under the DGCL in order to effect the Merger.

(d) State Takeover Laws

As a Delaware corporation, Cardiac Science is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless, among other things, the business combination is approved by the board of directors prior to such date. In accordance with the provisions of Section 203, the Cardiac Science Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the transactions contemplated under the Merger Agreement.

Chapter 23B.19 of the Washington Business Corporations Act (the “WBCA”) may affect attempts to acquire control of Cardiac Science. In general, under Chapter 23B.19 of the WBCA, a plan of merger between a “target corporation” (as defined in Chapter 23B.19 of the WBCA) and an “acquiring person” (defined as a person or group of persons, other than the target corporation or a subsidiary of the target corporation, who beneficially owns 10% or more of the outstanding voting shares of the target corporation) can only be consummated if the board of directors recommends the plan of merger to the shareholders and (i) the merger or acquiring person’s share acquisition is approved by the board of directors prior to the acquiring person’s share acquisition time, or (ii) the merger is approved by the board of directors and at least two-thirds of the votes of each class of the corporation’s shares entitled to vote (excluding shares beneficially held by the acquiring person), unless five years have elapsed after the acquiring person acquired the shares or certain price and other conditions are satisfied. Under Chapter 23B.19 of the WBCA, the term “target corporation” includes a corporation incorporated in a state other than Washington if that corporation has a class of securities registered under the Exchange Act and certain other conditions relating to the location of its principal executive office, residence of its stockholders, residence of its employees and location of its tangible assets are met. Although Cardiac Science has not determined whether it meets the definition of a “target corporation” under these tests the Cardiac Science Board approved of the entry into the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and has taken all appropriate action, so that Chapter 23B.19 of the WBCA, with respect to Cardiac Science, will not be applicable to Opto Circuits and Merger Sub by virtue of such actions.

(e) Appraisal Rights

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is completed, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Merger Consideration. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of completion of the Merger on the amount determined to be the fair value of their Shares. Any judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent Merger or the market value of the Shares. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price or the Merger Consideration. In determining the fair value of any Shares pursuant to Section 262 of the DGCL, none of Opto Circuits, Merger Sub, Cardiac Science or the surviving corporation of the Merger will take into account the Top-Up Option or the Top-Up Option Shares or any promissory note issued to pay any portion of the purchase price for such Top-Up Option Shares.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is completed. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of the DGCL, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

(f) Litigation

Subsequent to the announcement of the Merger, a shareholder class action complaint was filed in Snohomish County Superior Court on October 20, 2010. The complaint, captioned Creamer v. Cardiac Science Corporation, et al., names as defendants the members of the Cardiac Science Board, as well as Cardiac Science, one of its executive officers, Opto Circuits, and Merger Sub (the “Creamer Complaint”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Merger Sub aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the transaction, and to impose a constructive trust in favor of plaintiffs and the purported class upon any benefits improperly received by defendants. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. Cardiac Science believes the plaintiffs’ allegations lack merit and will contest them vigorously.

Subsequent to the announcement of the Merger, a shareholder class action complaint was filed in the Court of Chancery of the State of Delaware on October 22, 2010. The complaint, captioned Patenaude v. Cardiac Science Corporation, et al., names as defendants the members of the Cardiac Science Board, as well as Cardiac Science, Opto Circuits, and Merger Sub (the “Patenaude Complaint”). The plaintiffs allege that the Cardiac Science directors breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science, Opto Circuits and Merger Sub aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. Cardiac Science believes the plaintiffs’ allegations lack merit and will contest them vigorously.

Subsequent to the announcement of the Merger, a shareholder class action complaint was filed in Snohomish County Superior Court on October 22, 2010. The complaint, captioned Gluck v. Naumann-Etienne, et al., names as defendants the members of the Cardiac Science Board, as well as Cardiac Science, Opto Circuits, and Merger Sub (the “Gluck Complaint”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Opto Circuits and Merger Sub aided and abetted the purported breaches of fiduciary duty. The complaints allege that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. Cardiac Science believes the plaintiffs’ allegations lack merit and will contest them vigorously.

Subsequent to the announcement of the Merger, a shareholder class action complaint was filed in Snohomish County Superior Court on October 26, 2010. The complaint, captioned Rapport v. Marver, et al., names as defendants the members of the Cardiac Science Board, as well as Cardiac Science (the “Rapport Complaint”). The plaintiffs allege that the Cardiac Science directors and officers breached their fiduciary duties to the Cardiac Science stockholders, and further claim that Cardiac Science aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between Cardiac Science and Opto Circuits involves an unfair price, an inadequate sales process and unreasonable deal protection devices. The complaint seeks injunctive relief, including to enjoin the transaction, and, in the event the transaction is consummated, to rescind the transaction. Plaintiffs also seek attorneys’ and other fees and costs, in addition to seeking other relief. Cardiac Science believes the plaintiffs’ allegations lack merit and will contest them vigorously.

ITEM 9.	EXHIBITS

The following Exhibits are filed with this Schedule 14D-9:

Exhibit
Number	Description

(a)(1)	Offer to Purchase dated November 1, 2010.	(1)(2)
(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).	(1)(2)
(a)(3)	Notice of Guaranteed Delivery.	(1)
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	(1)
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	(1)
(a)(6)	Press Release issued by Cardiac Science and Opto Circuits on October 19, 2010, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cardiac Science on October 19, 2010.
(a)(7)	Letter from David L. Marver, Cardiac Science’s President and Chief Executive Officer, to the Stockholders of Cardiac Science dated November 1, 2010.
(a)(8)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).	(2)
(a)(9)	Opinion of Piper Jaffray & Co. to the Board of Directors of Cardiac Science Corporation, dated October 18, 2010 (included as Annex B to this Schedule 14D-9).	(2)
(e)(1)	Agreement and Plan of Merger, dated as of October 19, 2010, by and among Cardiac Science, Opto Circuits and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cardiac Science with the SEC on October 19, 2010).

Exhibit
Number	Description

(e)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 29, 2010, by and among Cardiac Science, Opto Circuits and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cardiac Science with the SEC on October 29, 2010).
(e)(3)	Mutual Non-Disclosure Agreement, dated June 25, 2010, by and between Cardiac Science, Criticare Systems, Inc. and Opto Circuits.
(e)(4)	Addendum No. 1 to Mutual Non-Disclosure Agreement, dated July 26, 2010, by and between Cardiac Science, Criticare Systems, Inc. and Opto Circuits.
(e)(5)	Letter of Intent, dated August 10, 2010, by and between Cardiac Science and Opto Circuits.

(1)	Incorporated by reference to the Schedule TO filed by Opto Circuits (India) Ltd. and Jolt Acquisition Company on November 1, 2010.

(2)	Included in mailing to stockholders of Cardiac Science Corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARDIAC SCIENCE CORPORATION

By:	/s/ MICHAEL K. MATYSIK
Name:     Michael K. Matysik

Title:	Senior Vice President and Chief Financial Officer

Dated: November 1, 2010

ANNEX A

CARDIAC SCIENCE CORPORATION
3303 MONTE VILLA PARKWAY
BOTHELL, WASHINGTON 98021

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about November 1, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9) of Cardiac Science Corporation (“Cardiac Science,” “we,” “us” or “our”) with respect to the tender offer by Jolt Acquisition Company (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Opto Circuits (India) Ltd., a public limited company incorporated under the law of the nation of India (“Opto Circuits”), to purchase all of the outstanding shares of Cardiac Science’s common stock, par value $0.001 per share (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this information statement in connection with the possible election of persons designated by Opto Circuits to a number of seats on Cardiac Science’s board of directors (the “Cardiac Science Board” or “our Board”), rounded up to the next whole number, that equals the product of (i) the total number of directors on the Cardiac Science Board (giving effect to the election of any additional directors pursuant to Section 2.4 of the Merger Agreement (as defined below)) and (ii) the percentage that the number of Shares of common stock beneficially owned by Opto Circuits and/or Merger Sub (including Shares accepted for payment pursuant to the Offer (as defined below)) bears to the total number of Shares outstanding. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of October 19, 2010, by and among Opto Circuits, Merger Sub and Cardiac Science, and as amended on October 29, 2010 (as the same may be amended from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer (the “Offer”) on November 1, 2010 to purchase the Shares at a price of $2.30 per Share, net to the seller in cash, without interest thereon and subject to applicable withholding (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2010 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on November 30, 2010, at which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Cardiac Science’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Merger Sub and Opto Circuits with the Securities and Exchange Commission (the “SEC”) on November 1, 2010.

Following the completion of the Offer and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Cardiac Science (the “Merger”), and Cardiac Science will continue as the surviving corporation and a wholly-owned subsidiary of Opto Circuits. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares owned by Opto Circuits or Merger Sub, any Shares owned by Cardiac Science as treasury stock and any Shares owned by stockholders who properly exercised appraisal rights under Delaware law with respect to their Shares) will be cancelled and converted into the right to receive the Offer Price in cash, without interest and subject to applicable withholding.

The Merger Agreement provides that, effective upon the completion of the Offer, Cardiac Science will, promptly following Opto Circuits’ written request, cause Opto Circuits’ designees to be elected or appointed to the Cardiac Science Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors (with such method to be at the election of Opto Circuits, including the selection of the individuals designated for resignation). At each such time, Cardiac Science will also cause individuals designated by Opto Circuits to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Cardiac Science Board in proportion to the number of directors designated by Opto Circuits to the Cardiac Science Board, to the extent permitted by applicable law and the Nasdaq Marketplace Rules.

Cardiac Science’s obligations to appoint Opto Circuits’ designees to the Cardiac Science Board will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

Following the election or appointment of Opto Circuits’ designees to the Cardiac Science Board pursuant to the Merger Agreement and until the effective time of the Merger, the Cardiac Science Board shall at all times include at least three Continuing Directors, and each committee of the Cardiac Science Board shall at all times include at least one Continuing Director. A “Continuing Director” means a person who is a member of the Cardiac Science Board as of the date of the Merger Agreement or a person selected by the Continuing Directors then in office, each of whom shall be an independent director for purposes of the Nasdaq Marketplace Rules and shall be eligible to serve on Cardiac Science’s audit committee under the Exchange Act and the Nasdaq Marketplace Rules and, at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto; provided, however that if the number of Continuing Directors is reduced to less than three prior to the effective time of the Merger, any remaining Continuing Directors (or Continuing Director, if there shall be only one remaining) shall be entitled to designate a person who is not an officer, director, stockholder or designee of Opto Circuits or any of its Affiliates to fill such vacancy, and such person shall be deemed to be a Continuing Director for all purposes of the Merger Agreement, or, if no Continuing Directors then remain, the other directors shall designate three persons who are not officers, directors, stockholders or designees of Opto Circuits or any of its Affiliates to fill such vacancies, and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Opto Circuits’ designees to Cardiac Science’s Board.

You are urged to read this information statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Opto Circuits, Merger Sub and Opto Circuits’ designees has been furnished to Cardiac Science by Opto Circuits, and Cardiac Science assumes no responsibility for the accuracy or completeness of such information.

OPTO CIRCUITS DESIGNEES

Opto Circuits has informed Cardiac Science that it will choose its designees for the Cardiac Science Board from the list of persons set forth below. The following table, prepared from information furnished to Cardiac Science by Opto Circuits, sets forth, with respect to each individual who may be designated by Opto Circuits as one of its director designees, the name, age of the individual as of October 29, 2010, citizenship, present principal occupation and employment history during the past five years. Opto Circuits has informed Cardiac Science that each individual has consented to act as a director of Cardiac Science, if so appointed or elected. The business address for each of the individuals listed below is c/o Opto Circuits (India) Ltd, #83, Electronic City, Bangalore India, 560 100.

None of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

		Present Principal Occupation or
Name	Age	Employment and Employment History	Citizenship

Anshul Vaswaney	31	Mr. Vaswaney has been the Director of Operations Planning for Criticare Systems, Inc., an Opto Circuits subsidiary, since 2008. Prior to that, Mr. Vaswaney was Senior Consultant, an information technology and management consulting firm, for Ventera Corporation from 2006 until 2008. From 2004 until 2006, Mr. Vaswaney was a Business Analyst for Evans Incorporated	India
Arvind Manjegowda	27	Mr. Manjegowda has been the Director of Commercial Operations at Criticare Systems, Inc, an Opto Circuits subsidiary, since 2009. Between August 2007 and December 2008, Mr. Manjegowda attended an MBA program at the University of Pittsburgh and Loyola Chicago. Prior to that, he was an Analyst/Senior Programmer at Accenture Ltd. between July 2004 and July 2007.	India
Ashwin Khemani	35	From October 2003 through December 2007, Mr. Khemani was the Product Development Manager for Opto Circuits. Since January 2008, Mr. Khemani has been a Director of Devon Innovations Private Limited, an Opto Circuits subsidiary.	United States
Balasubramanian Saravanan	41	Since October 2005, Mr. Saravanan has served as Head, Design & Engineering at Opto Circuits. From June 2002 through October 2005, Mr. Saravanan served as Vice President, Business Development at Advanced Micronic Devices Limited, a subsidiary of Opto Circuits.	India
Valiveti Bhaskar	55	Mr. Bhaska has been Director of Operations at Advanced Micronic Devices Limited for the past five years.	India

None of Opto Circuits’ designees is a director of, or holds any position with, Cardiac Science. Opto Circuits and Merger Sub have advised Cardiac Science that, to their knowledge, except as disclosed in the Offer to Purchase, none of Opto Circuits’ designees beneficially owns any securities (or rights to acquire any securities) of Cardiac Science or has been involved in any transactions with Cardiac Science or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Opto Circuits and Merger Sub have advised Cardiac Science that, to their knowledge, none of Opto Circuits’ designees has any family relationship with any director, executive officer or key employees of Cardiac Science.

It is expected that Opto Circuits’ designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, Opto Circuits’ designees will thereafter constitute at least a majority of the Cardiac Science Board. This step will be accomplished at a meeting or by written consent of the Cardiac Science Board providing that the size of the Cardiac Science Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Opto Circuits’ designees will constitute at least a majority of the available positions on the Cardiac Science Board. It is currently not known which of the current directors of Cardiac Science will resign.

CERTAIN INFORMATION CONCERNING CARDIAC SCIENCE

The authorized capital stock of Cardiac Science consists of 65,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of the close of business on October 29, 2010, there were 23,867,815 shares of common stock and no shares of preferred stock outstanding.

The common stock is Cardiac Science’s only outstanding class of voting securities that is entitled to vote at a meeting of Cardiac Science’s stockholders. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of October 29, 2010 by:

•	each person or entity known by us to own beneficially more than 5% of our common stock;

•	each of our directors;

•	each of the executive officers named in the summary compensation table; and

•	all of our executive officers and directors as of October 29, 2010 as a group.

Percent of Shares Beneficially Owned

	Number of	Percent of
	Shares Beneficially	Outstanding
Number of Beneficial Owner	Owned(1)	Shares

More than 5% Stockholders
Entities affiliated with Perseus L.L.C.(2) 2099 Pennsylvania Avenue, Suite 900 Washington, DC 20006-7813	3,054,885	12.8%
Goldman Sachs Asset Management, L.P.(3) 32 Old Slip New York, NY 10005	2,145,481	9.0%
Dimensional Fund Advisors, LP(4) 1299 Ocean Avenue, 1st Floor Santa Monica, CA 90401	1,930,732	8.1%
Directors
Ruediger Naumann-Etienne(5)	369,448	1.5%
W. Robert Berg(6)	43,358	*
David L. Marver(7)	142,842	*
Timothy C. Mickelson(8)	22,063	*
Ronald A. Andrews, Jr(9)	1,000	*
Named Executive Officers
John R. Hinson(10)	105,868	*
Michael K. Matysik(11)	318,008	1.3%
Kurt B. Lemvigh(12)	166,307	*
Feroze D. Motafram(10)	1,678	*
Robert W. Odell(13)	90,342	*
Ralph A. Titus(14)	56,270	*
All directors and executive officers (13 persons)(15)	1,381,741	5.8%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options currently exercisable or exercisable within 60 days after October 29, 2010 are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. As of October 29, 2010, we had 23,867,815 shares of common stock outstanding. Except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the number of shares listed opposite the shareholder’s name. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Cardiac Science Corporation, 3303 Monte Villa Parkway, Bothell, Washington 98021.

(2)	Consists of 3,054,885 shares owned by Perseus Acquisition/Recapitalization Fund, LLC, Perseus Market Opportunity Fund, LP and Cardiac Science Co-Investment, LP. Frank H. Pearl, an executive officer of Perseus, LLC, may be deemed a beneficial owner of the shares.

Christopher J. Davis was a member of our Board until May 19, 2010; he is also a Managing Director of Perseus, LLC. Perseus Acquisition/Recapitalization Management, LLC is a Managing Member of Perseus Acquisition/Recapitalization Fund, LLC. Perseuspur, LLC is a Managing Member of Perseus Acquisition/Recapitalization Management, L.L.C. By reason of such relationships, each of (i) Perseus Acquisition/ Recapitalization Management, LLC and (ii) Perseuspur, LLC may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Acquisition/ Recapitalization Fund, LLC. Mr. Frank H. Pearl may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Acquisition/ Recapitalization Fund, LLC.

Perseus Market Opportunity Partners, L.P. is a General Partner of Perseus Market Opportunity Fund, L.P. Perseus Market Opportunity Partners GP, L.L.C. is a General Partner of Perseus Market Opportunity Partners, L.P. Perseus, LLC is a Managing Member of Perseus Market Opportunity Partners, G.P., L.L.C. Perseuspur, LLC is a Managing Member of Perseus, LLC. By reason of such relationships, each of (i) Perseus Market Opportunity Partners, L.P., (ii) Perseus Market Opportunity Partners GP, L.L.C., (iii) Perseus, LLC and (iv) Perseuspur, LLC may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Market Opportunity Fund, L.P. Mr. Frank H. Pearl, a Managing Director of Perseus, LLC, may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Market Opportunity Fund, L.P.

Perseus Acquisition/Recapitalization Management, L.L.C. is a General Partner of Cardiac Science Co-Investment, L.P. Perseuspur, LLC is a Managing Member of Perseus Acquisition/Recapitalization Management L.L.C. By reason of such relationships, each of (i) Perseus Acquisition/Recapitalization Management, L.L.C. and (ii) Perseuspur, LLC may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Cardiac Science Co-Investment, L.P. Mr. Frank H. Pearl may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Cardiac Science Co-Investment, L.P.

(3)	Beneficial ownership of shares as reported on Schedule 13G/A filed with the SEC on February 12, 2010. According to such filing, Goldman Sachs Asset Management, L.P. has shared voting power with respect to 1,891,896 shares and shared dispositive power with respect to all shares.

(4)	Beneficial ownership of shares as reported on Schedule 13G/A filed with the SEC on February 8, 2010. According to such filing, Dimensional Fund Advisors, L.P. has sole voting power with respect to 1,916,885 shares and sole dispositive power with respect to all shares.

(5)	Includes 270,700 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days after October 29, 2010.

(6)	Includes 469 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days after October 29, 2010.

(7)	Includes 10,000 shares issuable upon exercise of options that are currently exercisable or exercisable and 18,750 RSUs that will have vested within 60 days after October 29, 2010.

(8)	Consists of 626 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days after October 29, 2010.

(9)	Consists of 1,000 RSUs that will have vested within 60 days.

(10)	Share ownership information for Messrs. Hinson and Motafram, both of whom resigned from their positions with Cardiac Science in 2009, are based on information disclosed in Cardiac Science’s Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders, filed with the SEC on April 9, 2010.

(11)	Includes 4,792 shares issuable upon exercise of options that are currently exercisable or exercisable and 9,375 RSUs that will have vested within 60 days after October 29, 2010.

(12)	Consists of 3,333 shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days after October 29, 2010.

(13)	Consists of 7,084 shares issuable upon exercise of options that are currently exercisable or exercisable and 6,875 RSUs that will have vested within 60 days after October 29, 2010.

(14)	Includes 3,646 shares issuable upon exercise of options that are currently exercisable or exercisable and 2,500 RSUs that will have vested within 60 days after October 29, 2010.

(15)	Includes 1,300,286 shares issuable upon exercise of options that are currently exercisable or exercisable and 47,563 RSUs that will have vested within 60 days after October 29, 2010.

CURRENT BOARD OF DIRECTORS

Our Amended and Restated Bylaws provide for a board of directors that consists of a number of directors as determined by the board, except that the board shall not have fewer than three members. The maximum size of the board is currently set at nine. Our Board is presently composed of five members. Directors serve three-year terms. Our Board is divided into three classes, Class  I, Class II and Class III, who will serve until the annual meetings of stockholders to be held in 2012, 2013 and 2011, respectively. The names, ages as of the date of this Information Statement and terms of the directors are listed below, along with a brief account of their business experience. The information presented below regarding each director also sets for the specific experience, qualifications, attributes and skills that led our board to the conclusion that he or she should serve as a director in light of our business and structure. There is no family relationship between any director and any executive officer of Cardiac Science.

		Director	Expiration
Name	Age	Since	of Term

Timothy C. Mickelson, Ph.D.	61	2006	2012
Ruediger Naumann-Etienne, Ph.D., Chairman of the Board	64	2005	2013
Ronald A. Andrews, Jr.	51	2009	2013
W. Robert Berg	67	2005	2011
David L. Marver	42	2009	2011

Class I Directors

Timothy C. Mickelson, Ph.D., age 61, has served as one of our directors since November 2006. From April 2003 until his retirement in May 2005, Dr. Mickelson was an Executive Vice President of Philips Medical Systems, a medical device manufacturer, and Chief Executive Officer of its Global Customer Service business. Dr. Mickelson served as the Chief Executive Officer of Philips Medical’s Ultrasound business from October 1998 until April 2003. From December 1988 until December 1997, Dr. Mickelson held various positions at Marquette Medical Systems, including Vice President of its Patient Monitoring Division, President of Corometrics Medical Systems, and President of Marquette Medical Systems from August 1995 until December 1997. Dr. Mickelson holds a Ph.D. in Physiology from Ohio University, an M.S. from the Thayer School of Engineering (Dartmouth College), and a B.S. in Electrical Engineering from the University of Wisconsin. We believe Dr. Mickelson’s qualifications to sit on our Board include his extensive operational experience with global medical device companies, as well as his executive leadership and management experience.

Class II Directors

Ruediger Naumann-Etienne, Ph.D., age 64, has served as one of our directors since September 2005; he served as our Vice-Chairman from September 2005 to November 2006 and as our Chairman since the latter date. Dr. Naumann-Etienne previously served as a director and Chairman of the Board of Directors of Quinton Cardiology Systems, Inc., one of our predecessor companies (“Quinton”) from April 2000 to August 2005, and as Chief Executive Officer of Quinton from November 2000 until September 2003. Dr. Naumann-Etienne is the owner and has been the Managing Director of Intertec Group, an investment company acting as a principal in managing high technology growth situations, since 1989. Dr. Naumann is also a director of IRIDEX Corporation, Encision, Inc. and Varian Medical Systems, Inc. Dr. Naumann-Etienne holds a Ph.D. in International Finance from the University of Michigan, an M.A. in Industrial Management from Georgia Institute of Technology and a B.A. equivalent in Business Administration from the Technical University of Berlin, Germany. We believe Dr. Naumann — Etienne’s qualifications to sit on our Board include his years of executive experience in the medical device industry, as well as the deep understanding of our customers and our products that he has acquired in serving as a CEO and director of our company for ten years and as a former CEO of Quinton.

Ronald A. Andrews, Jr., age 51, has served as one of our directors and as a member of our audit committee since November 2009. Mr. Andrews has been Chief Executive Officer and a director of Clarient, Inc., a publicly traded company focusing on cancer diagnostics and laboratory services, since July 2004. Prior to that, Mr. Andrews was Senior Vice President Global Marketing and Commercial Business Development at Roche Molecular Diagnostics. Mr. Andrews received a B.S. degree in Biology and Chemistry from Wofford College. We believe Mr. Andrews’ qualifications to sit on our Board include his executive experience as a CEO leading complex public organizations, combined with his operational and corporate governance expertise.

Class III Directors

W. Robert Berg, age 67, has served as one of our directors since September 2005. From July 2002 to August 2005, Mr. Berg served as a director of Quinton. From October 1985 to January 2000, Mr. Berg held several positions at SeaMED Corporation, a medical equipment company, including Vice President of Operations from 1985 to 1987, and President and CEO from 1987 to 2000. He served as President of SeaMED until he retired in January 2000. Mr. Berg holds a B.A. from the University of Washington. We believe Mr. Berg’s qualifications to serve on our Board include his executive experience in leading complex medical device companies and his experience as a President and CEO of a medical device company, including his experience as President and CEO of SeaMED.

David L. Marver, age 42, has served as our Chief Executive Officer and as one of our Directors since March 31, 2009, and previously served as our Chief Operating Officer from October 2008 until March 30, 2009. Mr. Marver previously served as a medical device partner at Omega Fund Management, Inc. (a specialized investment fund with a focus in healthcare companies) from May 2008 to September 2008. From August 1994 to April 2008, Mr. Marver served in executive positions at Medtronic, Inc., a medical technology company, including Vice President Marketing W. Europe for Medtronic’s Cardiac Rhythm Management business from February 2002 to September 2005; Vice President Sales for Medtronic’s Cardiac Surgery business from September 2005 to February 2007; and Vice President Strategy & Business Development for Medtronic’s Diabetes business from February 2007 to April 2008. Previous roles at Medtronic included Vice President Marketing Services, US Business Director, and National Sales Manager, all within Medtronic’s Cardiac Rhythm Management business. Mr. Marver holds an M.B.A from the Anderson School at the University of California, Los Angeles and a B.A. in Psychology from Duke University.

CORPORATE GOVERNANCE

Board of Directors

Our Board met five times in 2009 for regularly scheduled meetings and a number of other times as circumstances required throughout 2009. During that period, each incumbent director attended at least 75% of the aggregate number of scheduled meetings of our Board and of the committees on which he served. In addition, five of our directors attended the 2009 Annual Meeting of Stockholders held in May 2009. We encourage our directors to attend, absent extenuating circumstances, each annual meeting of the stockholders, and we provide reimbursement for travel costs to our directors in order to help ensure their attendance.

Determination of Independence

Nasdaq Listing Rule 5605(b)(1) requires that a majority of our directors be “independent,” as defined by Nasdaq Listing Rule 5605(a)(2). Our Board reviewed the independence of our directors pursuant to Nasdaq Listing Rule 5605(a)(2). As part of this review, the board considered any transactions or relationships which currently exist or existed during the past three years between each director, or certain family members of each director, and us and our subsidiaries, senior management or their affiliates, other affiliates of ours, our equity investors or our independent registered public accounting firm. Based on an analysis of the independence of the directors, our Board determined that:

•	W. Robert Berg, Christopher J. Davis, who resigned from the Cardiac Science Board on May 19, 2010, Timothy C. Mickelson, Ronald A. Andrews and Ruediger Naumann-Etienne, who represent a majority of our directors, are independent; and

•	David L. Marver, our Chief Executive Officer, does not meet the definition of independence specified under Nasdaq Listing Rule 5605(a)(2) because he is an employee of our Company.

Board Committees

Our Board has an audit committee, a nominating and governance committee, a compensation committee, and a regulatory and quality committee. As of October 29, 2010, the composition of each committee is as follows (C — committee chairman, M — committee member):

		Nominating and		Regulatory and
	Audit	Governance	Compensation	Quality
Name	Committee	Committee	Committee	Committee

W. Robert Berg	C		M	C
Ronald A. Andrews	M			M
Timothy C. Mickelson	M	M	C	M
Ruediger Naumann-Etienne		M

Audit Committee.  The audit committee meets with our independent registered public accounting firm at least quarterly, prior to releasing our quarterly results, to review the results of the auditors’ interim reviews and annual audit results before they are released to the public or filed with the SEC or other regulators. The audit committee is responsible for the engagement of the independent registered public accounting firm and reviews their comments regarding our accounting principles and financial reporting and controls, the adequacy of staff, and the results of procedures performed in connection with the audit process. The audit committee also considers, in consultation with the independent registered public accounting firm, the audit scope and plan. The audit committee operates according to a written charter adopted by our Board, which is posted on our website at http://www.cardiacscience.com, in the corporate governance section under “Investors — Corporate Governance.” Each of our directors who served on the audit committee are independent, as defined with respect to audit committee members pursuant to Nasdaq Listing Rule 5605(c)(2) and meet the independence criteria set forth in the applicable law and the rules of the SEC for audit committee membership. The audit committee met four times in 2009.

At each in-person meeting of our audit committee, the committee chairman presents a report of the agenda items discussed and the actions approved at previous committee meetings and recommended to the board for its consideration and approval. The audit committee invites management to advise the committee during meetings and preparatory sessions, as appropriate. Generally, the Chief Financial Officer serves as the audit committee’s secretary. We send out meeting materials in advance of each meeting to allow the audit committee members time to review them. The audit committee also regularly meets in executive sessions without management present.

Our Board has determined that all of the audit committee’s members are financially literate and that W. Robert Berg is an “audit committee financial expert” as defined in Section 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, Mr. Berg meets the standard of financial sophistication as set forth in Nasdaq Listing Rule 5605(c)(2)(A).

Compensation Committee.  The compensation committee is responsible for establishing our approach to compensation and oversight of the compensation programs used to implement this approach. The compensation committee is also responsible for overseeing the design of the specific programs used to compensate our executive officers and other members of senior executive management and non-employee directors and for determining the terms and conditions of the compensation of each of these senior leaders. In addition, the compensation committee and the board grant equity awards to employees and consultants under our equity plans. Under its written charter, the compensation committee may delegate authority, as it deems appropriate, to perform some of its responsibilities to our officers, but to date, it has not delegated any of its authority.

At each in-person meeting of our Board, the compensation committee chairman presents a report of the agenda items discussed and the actions approved at previous compensation committee meetings and recommended to the board for its consideration and approval. The compensation committee invites management to advise the committee during meetings and preparatory sessions, as appropriate. In addition, in setting the compensation for our Chief Executive Officer and other senior executives, the compensation committee considers findings by its independent compensation consultant and takes into account the recommendations from our Chief Executive Officer, as described in more detail below under “Compensation Discussion and Analysis”. Generally, the Chief Financial Officer serves as the committee’s secretary. We send out meeting materials in advance of each meeting to allow the compensation committee members time to review them. The compensation committee also regularly meets in executive sessions without management present.

Pursuant to its written charter, the compensation committee may engage professional consultants to assist it in meeting its responsibilities. The compensation committee has sole authority to retain such consultants, or other experts or consultants or outside counsel, including sole authority to terminate and approve the fees and other retention terms for such persons. For 2009 compensation, the compensation committee retained Pearl Meyer & Partners (referred to as “Pearl Meyer” or the “independent compensation consultant”) to conduct a total direct compensation analysis and benchmarking review for executive officers and to make recommendations for changes based on our pay philosophy, business objectives and best practices. Pearl Meyer did not provide any other services to the Company in 2009.

As is true for each of our Board’s regular committees, the compensation committee operates under a written charter, which is reviewed and assessed each year. We provide the charter of the compensation committee to the public on our website at http://www.cardiacscience.com in the corporate governance section under “Investors — Corporate Governance.” Each member of the compensation committee is “independent” as defined by Nasdaq Listing Rule 5605(a)(2). The compensation committee met four times in 2009 for regularly scheduled meetings and a number of other times as circumstances required throughout 2009. The composition of the Compensation Committee was changed in May 2010 upon the resignation of Christopher J. Davis.

Nominating and Governance Committee.  The nominating and governance committee selects and recommends individuals to be presented to our stockholders for election or re-election to our Board, establish performance criteria for our Board, monitors corporate governance policies and codes of conduct applicable to our Board, officers and employees and is responsible for performing the other related responsibilities set forth in its written charter, which is posted on our website, http://www.cardiacscience.com in the corporate governance section under “Investors — Corporate Governance.” The nominating and governance committee performed all activity through written consent actions during 2009 in lieu of meetings. Additionally, Timothy C. Mickelson, the current committee chairman was appointed chairman of the nominating and governance committee upon the resignation of the former committee chairman in May 2010.

In accordance with our Amended and Restated Bylaws, any stockholder entitled to vote for the election of directors at the annual meeting may nominate persons for election as directors at such annual meeting only if we receive at our principal executive offices written notice of any such nominations no less than 60 days and no more than 90 days prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is changed by more than 30 days from such anniversary date, to be timely, notice by the stockholders must be received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made.

Any stockholder notice of intention to nominate a director must include:

•	the name and address of the stockholder;

•	the class and number of shares of our stock that are beneficially owned and that are owned of record by the stockholder;

•	the following information with respect to the person nominated by the stockholder:

•	name, age, business address and residence address;

•	the principal occupation or employment;

•	the class and number of shares of our stock that are beneficially owned by the nominee; and

•	other information regarding such nominee as would be required in a proxy statement filed pursuant to applicable rules promulgated under the Exchange Act (including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and serving as a director, if elected).

The nominating and governance committee of our Board will consider director nominee recommendations submitted by stockholders. Stockholders who wish to recommend a director nominee should submit their suggestions in writing to the following:

Chairperson of Nominating and Governance Committee
c/o Corporate Secretary
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, WA 98021

Evaluation of any such recommendations is the responsibility of the nominating and governance committee under its written charter. In the event of any stockholder recommendations, the nominating and governance committee would evaluate the persons recommended in the same manner as other candidates. The nominating and governance committee will evaluate all director nominees taking into consideration certain criteria, including the following:

•	high standard of personal and professional ethics, integrity and values;

•	training, experience and ability with regard to making and overseeing policy in business, government or education sectors;

•	willingness and ability to keep an open mind when considering matters relating to our interests and constituents;

•	willingness and ability to devote sufficient time and effort to effectively fulfill the duties and responsibilities of serving as one of our directors;

•	willingness and ability to serve multiple terms as a director, if nominated and elected;

•	willingness not to engage in activities or interests that may create a conflict of interest with the director’s responsibilities and duties to us and our constituents; and

•	willingness and ability to act in our best interests and in the best interests of our constituents.

In addition, our Board also considers the current overall composition of our Board, taking into account independence, diversity, leadership qualities, industry knowledge, skills, expertise, experience, size of the board and similar considerations. The nominating and governance committee does not have a formal policy with respect to diversity. However, diversity is one factor considered by the nominating and governance committee in evaluating overall board composition and evaluating appropriate director candidates.

At each in-person meeting of our nominating and governance committee, the committee chairman presents a report of the agenda items discussed and the actions approved at previous committee meetings and recommended to the board for its consideration and approval. The nominating and governance committee invites management to advise the committee during meetings and preparatory sessions, as appropriate. Generally, the Chief Financial Officer serves as the nominating and governance committee’s secretary. We send out meeting materials in advance of each meeting to allow the nominating and governance committee members time to review them. The nominating and governance committee also regularly meets in executive sessions without management present.

Regulatory and Quality Committee.  The regulatory and quality committee was formed by the Cardiac Science Board in April 2009 and oversees and evaluates our regulatory and quality control systems and initiatives. The regulatory and quality committee also evaluates the systems in place to maintain and identify deviations from our regulatory and quality control standards. Additionally, the regulatory and quality committee monitors our efforts to meet or exceed its regulatory and quality control standards. The regulatory and quality committee met two times in 2009 for regularly scheduled meetings and a number of other times as circumstances required throughout 2009.

At each in-person meeting of our regulatory and quality committee, the committee chairman presents a report of the agenda items discussed and the actions approved at previous committee meetings and recommended to our Board for its consideration and approval. The regulatory and quality committee invites management to advise the committee during meetings and preparatory sessions, as appropriate. Generally, the Chief Financial Officer serves as the regulatory and quality committee secretary. We send out meeting materials in advance of each meeting to allow the committee members time to review them.

Board Leadership Structure and Role in Risk Oversight

The positions of our Chief Executive Officer and chairman of our Board are not held by the same person. The Cardiac Science Board believes that separating these positions is in the best interests of the Company. The structure ensures a greater role for the independent directors in the oversight of the Company, including oversight of risk, and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Cardiac Science Board. Our Board believes that this leadership structure is preferred by a significant number of our stockholders. The Cardiac Science Board also believes that its administration of its risk oversight function has not affected its leadership structure.

The Cardiac Science Board considers oversight of the Company’s risk management efforts to be a responsibility of the entire Cardiac Science Board (as reported by and through the appropriate committee in the case of risks that are under the purview of a particular committee). Management provides the full Cardiac Science Board regular updates on major initiatives, strategies and related risks of the Company. The compensation committee provides oversight of the Company’s pay policies and practices including risks associated with executive compensation. The audit committee receives the results of annual risk assessment designed to identify and assess key risks associated with the achievement of the Company’s strategic objectives. The audit committee receives quarterly reports regarding the conduct of risk-based audits to include in management action plans in mitigating deficiencies and related risks. The audit committee also provides oversight concerning key financial risks and, pursuant to its charter, discusses our policies with respect to risk assessment and risk management. The regulatory and quality committee provides oversight of the Company’s regulatory and quality control systems. The chair of the relevant committee reports on the discussion to the full Cardiac Science Board during the committee reports portion of the next board meeting. This enables the board and its committees to coordinate the risk oversight role.

Stockholder Communications with the Board of Directors

Stockholders may contact our Board as a group or an individual director by sending written correspondence to the following address:

Board of Directors
c/o Corporate Secretary
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, WA 98021

Stockholders should clearly specify in each communication the name of the individual director or group of directors to whom the communication is addressed. Following review and screening of stockholder communications by our Corporate Secretary as described further below, stockholder communications will be promptly forwarded by the Corporate Secretary to the specified director addressee or to each director, if such communication is addressed to the full Cardiac Science Board. The Corporate Secretary will generally not forward to the board or to the addressed member of the board those stockholder communications that are primarily commercial in nature, are not relevant to stockholders or other interested constituents or relate to improper or irrelevant topics. In addition, our Corporate Secretary will forward stockholder communications that request general information about us or our products or are otherwise more appropriately addressed by one of our departments to such appropriate department.

Code of Conduct and Ethical Standards

Our Board has adopted a code of conduct and ethical standards that applies to our accounting and financial employees, including our Chief Executive Officer and Chief Financial Officer. This code of conduct and ethical standards is posted on our website, http://www.cardiacscience.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to or waiver from application of the code of conduct and ethical standards to our accounting and financial employees by posting such information on our website, http://www.cardiacscience.com in the corporate governance section under “Investors — Corporate Governance.”

Compensation Committee Interlocks and Insider Participation

During the one-year period ended December 31, 2009, the Cardiac Science Board had a compensation committee, consisting of Messrs. Mickelson, Berg, and Davis. None of Messrs. Mickelson, Berg or Davis was an executive officer of any entity for which an executive officer of the Company served as a member of the compensation committee or as a director during the one-year period ended December 31, 2009.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Our board of directors has adopted a written charter for the audit committee.

Review with Management and Independent Registered Public Accounting Firm.  Our management has the primary responsibility for our financial statements and the reporting process, including the systems of internal controls for financial reporting. The audit committee is responsible for overseeing our financial reporting processes on behalf of the board of directors. In fulfilling its oversight responsibilities, the audit committee has met and held discussions with management and the independent registered public accounting firm regarding our financial statements. The audit committee has reviewed and discussed with management and the independent registered public accounting firm our audited consolidated financial statements as of and for the year ended December 31, 2009 and the independent registered public accounting firm’s report thereon. Management represented to the audit committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. In addition, the audit committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting.

The audit committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Public Company Accounting Oversight Board in Rule 3200T. The audit committee also received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm’s independence.

Summary.  Based on the reviews and discussions with management and the independent registered public accounting firm referred to above, the audit committee recommended to the board of directors, and the board of directors has approved, that our consolidated audited financial statements referred to above be included in our annual report on Form 10-K for the year ended December 31, 2009.

In connection with its review of our consolidated audited financial statements for the year ended December 31, 2009, the audit committee relied on advice and information that it received in its discussions with management and advice and information it received in the audit report of and discussions with the independent registered public accounting firm. This report is submitted over the names of the members of the audit committee.

THE AUDIT COMMITTEE

W. Robert Berg
Ronald A. Andrews
Timothy C. Mickelson

DIRECTOR COMPENSATION

The following table sets forth information regarding compensation of our non-employee directors for 2009, which consisted of the following components: cash compensation, which includes annual retainer and meeting attendance fees, and equity compensation. Each of these components is described in more detail below.

2009 DIRECTOR COMPENSATION TABLE

	Fees Earned
	or Paid	Stock	All Other
	in Cash	Awards	Compensation	Total
Name	($)(1)	($)(2)	($)	($)

W. Robert Berg	$55,300	$14,760	$—	$70,060
Jue-Hsein Chern(3)	40,100	14,760	160	55,020
Christopher J. Davis(4)	—	14,760	—	14,760
Raymond W. Cohen(5)	23,400	14,760	4,072	42,232
Timothy C. Mickelson	48,500	14,760	—	63,260
Ruediger Naumann-Etienne(6)	100,000	14,760	2,956	117,716
Ronald A. Andrews(7)	7,900	13,400	—	21,300

(1)	This column reports the amount of cash compensation earned in fiscal 2009 for board and committee service.

(2)	These amounts represent the aggregate grant date fair value of restricted stock unit awards granted to the directors in 2009, excluding estimated forfeitures, computed in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standard Codification Topic 718 (“FASB ASC Topic 718”). Fair value with respect to the restricted stock units is based on the market price of our common stock on the grant date. The non-employee directors have the following outstanding restricted stock units at 2009 year-end: Mr. Berg (7,000), Dr. Chern (7,000), Mr. Davis (7,000), Mr. Cohen (7,000), Dr. Mickelson (7,000), Dr. Naumann-Etienne (7,000), and Mr. Andrews (4,000).

(3)	On November 5, 2009, Dr. Chern resigned as a member of our Board.

(4)	Mr. Davis’ cash director fees of $34,700 for 2009 were paid to Perseus, LLC where he is a Senior Managing Director, Chief Operating Officer and Chief Financial Officer. On May 19, 2010, Mr. Davis resigned as a member of our Board.

(5)	On August 26, 2009, Mr. Cohen resigned as a member of our Board.

(6)	Dr. Naumann-Etienne does not receive attendance fees for participation in meetings of the Cardiac Science Board.

(7)	Mr. Andrews was appointed to the Cardiac Science Board on November 5, 2009.

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties as directors as well as the skill level required by the members of the board.

The components of non-employee director compensation for 2009 are set forth below. Directors who are employees of the Company do not receive any compensation for their services as directors.

Cash compensation for non-employee directors is as follows:

Annual Director Stipend	$12,000
Annual Chairman Stipend	$100,000
Annual Committee Chair Stipend:
Audit Committee	$15,000
Compensation Committee	$7,500
Nominating and Governance Committee	$5,000
Meeting Fees:
Board Meeting Fee — In Person	$3,000/meeting
Board Meeting Fee — Telephonic	$1,800/meeting
Audit Committee Meeting Fee — In Person	$1,000/meeting
Audit Committee Fee — Telephonic	$600/meeting
Telephonic Board Update	$700/meeting
Other Committee Meeting Fee — In Person	$700/meeting
Other Committee Meeting Fee — Telephonic	$400/meeting

All stipends and meeting attendance fees are paid quarterly in arrears. We also reimburse our non-employee directors for reasonable expenses incurred in attending meetings of the Cardiac Science Board and its committees.

In addition, we have an equity grant program for our non-employee directors, administered under the terms and conditions of our 2002 Stock Incentive Plan (the “2002 Plan”). Under the program, each non-employee director automatically receives an initial restricted stock unit grant for 4,000 units upon appointment and an annual grant for 4,000 units immediately following each year’s annual meeting, except that any non-employee director who received an initial grant within three months before or on the date of an annual meeting will not receive an annual grant until immediately following the second annual meeting after the date of the initial grant. The restricted stock units vest and become payable in common stock in four equal annual installments beginning one year after the grant date. If a non-employee director ceases to be a director of the Company, the unvested units will continue to vest, except that in the event of a non-employee director’s death the units will vest immediately and in the event a non-employee director resigns from the board without the consent of a majority of the board then in office any unvested units will be forfeited. In the event of any Company Transaction (as defined in the 2002 Plan), the vesting of the unvested units will accelerate, and the forfeiture restrictions will lapse, if and to the extent that the vesting of outstanding options granted under the 2002 Plan accelerates in connection with the Company Transaction. If unvested options are assumed or substituted by a successor company without acceleration upon the occurrence of a Company Transaction, the vesting and forfeiture provisions to which the unvested units are subject will continue with respect to the assumed or substituted restricted stock unit awards.

Before 2008, non-employee directors received initial and annual option grants for 7,500 shares, with 25% of the shares subject to the grant vesting and becoming exercisable one year after the grant date and 1/36th of remaining shares vesting and becoming exercisable monthly thereafter over the next three years. The non-employee directors have the following outstanding option awards at 2009 year-end: Mr. Berg (44,295), Dr. Chern (40,436), Mr. Davis (0), Mr. Cohen (255,000), Dr. Mickelson (15,000), Dr. Naumann-Etienne (395,832), and Mr. Andrews (0). Of Dr. Naumann-Etienne’s outstanding options, 336,100 were granted in connection with his previous service as chief executive officer of one of the Company’s predecessor companies. Of Mr. Cohen’s outstanding options, 240,000 were granted in connection with his previous service as chief executive officer of one of the Company’s predecessor companies.

MANAGEMENT

Executive Officers

Our executive officers as of October 29, 2010 are as follows:

Name	Age	Position

David L. Marver	42	President, Chief Executive Officer and Director
Michael K. Matysik	51	Senior Vice President, Chief Financial Officer, Secretary
Robert W. Odell	50	Senior Vice President, Strategy, Design and Operations
Todd T. Alberstone	50	Vice President, General Counsel
Noreen H. Browne	44	Vice President of Sales, Cardiac Monitoring — North America
Alfred J. Ford, Jr.	40	Vice President of Sales, Public Access Defibrillation — Americas
Kurt B. Lemvigh	50	Vice President, International
Barbara J. Thompson	54	Vice President, Human Resources
Ralph A. Titus	40	Vice President, Marketing and Customer Operations

For the biographical summary of Mr. Marver, see “Current Board of Directors” in this Information Statement.

Michael K. Matysik, age 51, has served as our Senior Vice President, Chief Financial Officer and Secretary since September 2005. Mr. Matysik previously served as Senior Vice President, Chief Financial Officer and Secretary for Quinton from April 2002 to August 2005. From May 2001 to November 2001, Mr. Matysik was Executive Vice President and Chief Financial Officer of DMX Music, a global media and technology company. From September 1996 to April 2001, Mr. Matysik was Vice President and Chief Financial Officer of AEI Music Network, Inc., also a global media and technology company. Mr. Matysik holds an M.B.A. from the University of Southern California and a B.A. in Business Administration from the University of Washington.

Robert W. Odell, age 50, has served as our Senior Vice President, Strategy, Design and Operations since January 2008. From October 2006 to December 2007, Mr. Odell held the position of Senior Director, Business Unit — Cardiology for Siemens Medical Solutions. From September 2005 to October 2006, he was General Manager/Vice President, Development for Analogic Corporation. From December 2002 to April 2005, Mr. Odell held the position of Vice President, Product Generation for Medtronic, Inc. From October 1998 to December 2002, he was Vice President, Global Marketing/Product Development/IT for General Electric Medical Systems. Mr. Odell holds an M.B.A. from the University of Phoenix and a B.S. in Electrical Engineering from Syracuse University.

Todd T. Alberstone, age 50, has served as our Vice President and General Counsel since January 2010. Prior to joining the Company, Mr. Alberstone served as Director of Intellectual Property Management for the University of Washington TechTransfer office from February 2009 to September 2009. From June 1998 to March 2008, Mr. Alberstone served as Associate General Counsel for RealNetworks, Inc, and also served as RealNetworks’ Chief Privacy Officer from 2005 to 2008. Prior to joining RealNetworks, Mr. Alberstone had been in private practice in Los Angeles, representing a wide variety of clients in technology and media industries. In addition to private practice, Mr. Alberstone served as Adjunct Professor at Southwestern University School of Law from August 1995 to May 1998, where he taught Copyright Law and Media Law. Mr. Alberstone received his B.A. in Economics from the University of California, Berkeley and his J.D. from the University of California, Berkeley (Boalt Hall) in 1985. Mr. Alberstone clerked for U.S. District Court Judge John G. Davies (C.D. California) in 1987.

Noreen H. Browne, age 44, has served as Vice President of Sales, Cardiac Monitoring — North America since August, 2009. From January 1998 to July 2009, Ms. Browne served as Divisional Vice President for Enterprise Solutions, which focuses on both Acute and Physician office software sales at McKesson Provider Technologies based in Atlanta, Georgia, which focuses on Acute and Physician office software. Ms. Browne worked in several leadership roles while at McKesson including their Automation, Specialty and Clinical Groups. From March 1997 to January 1998, Ms. Browne served as a sales representative for Vital Signs, Inc., located in New Jersey which focuses on anesthesia and repository solutions for clinicians. Ms. Browne holds a B.A. in Speech Communications from the University of Minnesota.

Alfred J. Ford, Jr., age 40, has served as Vice President of Sales, Public Access Defibrillation — Americas since May 2006. Mr. Ford previously served as a Regional Sales Manager for Cardiac Science Corporation from September 2005 until May 2006 and for Cardiac Science Inc. from January 2002 to August 2005. From January 2001 until January 2002, he was Sales Manager, Alternative Channels for Survivalink Corporation, a provider of automated external defibrillators, which was acquired by Cardiac Science Inc. in September 2001. Mr. Ford holds an M.S. in International Business and a B.S. in Marketing from St. Joseph’s University in Philadelphia, Pennsylvania

Kurt B. Lemvigh, age 50, has served as our Vice President, International since September 2005. From February 2001 to August 2005, Mr. Lemvigh served as President, International Operations for CSI. From January 2000 to February 2001, Mr. Lemvigh served as the General Manager of GE Medical Systems, Northern Europe, a medical device manufacturer. From August 1996 to December 1999, Mr. Lemvigh was the Cardiology Marketing Director for Europe, Africa and the Middle East for Marquette-Hellige, and prior to that he was the Marketing Manager for cardiology information systems and Holter monitoring products in Europe, Africa and the Middle East for Marquette-Hellige. Before joining Marquette-Hellige, Mr. Lemvigh was the Sales Director of a Danish medical distribution company for 10 years. Mr. Lemvigh holds a Merconom Business Diploma degree, with a major in Sales and Marketing, from the Niels Brock Copenhagen Business College.

Barbara J. Thompson, age 54, has served as our Vice President, Human Resources (HR) since June 2007. From May 2004 through June 2007, Ms. Thompson was Senior Director, HR at Expedia, Inc. From February 1999 to April 2004, prior and subsequent to serving as Vice President of HR for WRQ from March 2001 through December 2002, Ms. Thompson continued her earlier work as Founding Principal for Thompson HR, based in Kirkland, Washington, which has provided HR services for Real Networks, The Seattle Art Museum, SeaMed, Traveling Software, Lindal Cedar Homes, and various start ups. Ms. Thompson also served as Vice President of HR for WRQ, a software company, from March 2001 to December 2002. Ms. Thompson was Vice President of HR for Starwave Corporation from January 1994 to January 1999. Starwave was subsequently purchased by Infoseek and The Walt Disney Internet Group. Ms. Thompson holds an M.B.A. from the University of Washington and a B.A. in Business from the University of Northern Iowa. Ms. Thompson has a GPHR certification and serves on the HR Advisory Committee for the YWCA Board of Directors.

Ralph A. Titus, age 40, has served as our Vice President, Marketing and Customer Operations, since May 2009. From August 2007 to May 2009, Mr. Titus was our Vice President, Marketing. From July 2006 to July 2007, Mr. Titus was Vice President of OEM Business Development at Masimo Corporation, a medical technology company. From June 2002 to July 2006, Mr. Titus held various positions at Medtronic Corporation, a medical device manufacturer, including Director of Business Development and Director of Global Strategic Marketing. Mr. Titus holds an M.B.A. in finance and operations from Cornell University and a B.A. in marketing from Western Washington University.

COMPENSATION COMMITTEE REPORT

The compensation committee reviewed and discussed the Compensation Discussion and Analysis with management. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the compensation committee, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the Company’s Proxy Statement on Schedule 14A, filed with the SEC on April 9, 2010.

THE COMPENSATION COMMITTEE

Timothy C. Mickelson
W. Robert Berg
Christopher J. Davis(1)

(1)	Christopher J. David resigned from our Board effective as of May 19, 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation policies and decisions of the compensation committee of our Board, or the committee, with respect to our executive officers, including the Named Executive Officers who are identified in the Summary Compensation Table below.

Overview of 2009

2009 was a challenging year for the Company due to difficulties affecting the medical equipment industry generally and a series of enterprise specific challenges. The global recession weakened the growth in demand for our products in most of our markets. In addition, we experienced an erosion of our automated external defibrillator (“AED”) franchise in Japan due to weak local market conditions and the introduction of a competitive product by our sole Japanese distributor. We also incurred significant costs and operational challenges associated with voluntary corrective actions relating to our AED products. Despite these challenges, the Company made significant progress in transforming and positioning itself for better performance in 2009 and beyond:

•	Leadership. We recruited several new leaders to join the Company, with the skills and experience to guide the Company into a larger organization, including a new CEO, new sales leadership, new R&D and operations leadership, a new general counsel and a new IT leader.

•	Operational Improvements. We effected widespread operational improvements, including improved R&D productivity, stronger quality and regulatory systems, new IT systems and new sales and marketing capabilities.

•	Corporate Development. We forged new partnerships and alliances designed to improve R&D productivity, drive breakthroughs in primary care medicine, bolster our product portfolio, and broaden the interoperability of our products with leading electronic medical record systems.

When determining target 2009 compensation, the Company expected to continue to face a very challenging economic environment. As a result, the compensation committee did not approve base salary increases for the Named Executive Officers. In addition, the performance threshold for annual incentive awards was not achieved, and the compensation committee determined not to award any bonuses for 2009 performance.

Changes for 2010 Compensation

In determining 2010 compensation, the compensation committee reviewed executive officer compensation in light of the current challenging circumstances, the progress achieved by the Company in transforming and positioning itself for future growth, and the need to balance retention of key executive officers with our pay for performance principles and the anticipated costs to the Company. As a result of a comprehensive review, including analysis of benchmarking data and best practices information provided by the committee’s independent compensation consultant, the following actions were taken for 2010:

•	Base Salaries. Base salaries were increased to bring them to the approximately 50th percentile of peer group companies identified with the assistance of the independent compensation consultant.

•	Annual Incentive Compensation. The annual incentive program was modified to increase target amounts and provide more appropriate incentives in light of the current economic environment.

•	Long-Term Equity Incentive Program. The long-term equity incentive program, consisting of both stock options and time-vested restricted stock units, was supplemented by a three-year performance-based restricted stock unit award program.

•	Severance and Change in Control Arrangements. Existing employment agreements with the Named Executive Officers were amended to reflect market conditions.

The compensation committee believes these compensation arrangements, which are described in more detail below, are strategically necessary to attract, incentivize and retain talented executive officers in an uncertain economic environment, with challenging business issues faced by the Company, and that they appropriately align the interests of the Named Executive Officers with those of our stockholders.

Compensation Philosophy and Program

The committee designs our executive compensation programs to allow us to attract, motivate and retain employees with the skills and experience necessary for us to succeed in a highly competitive environment and create value for our stockholders. More specifically, our compensation programs for our Named Executive Officers named in the compensation tables following this section are designed to:

•	assist us in attracting and retaining highly qualified executives critical to our success;

•	align the interests of our Named Executive Officers with the interests of our stockholders;

•	link compensation to individual and Company performance — both short-term and long-term; and

•	motivate our Named Executive Officers to achieve sustained superior performance.

We believe we may best achieve our compensation objectives using a variety of compensation programs. We compensate our executive officers with annual cash compensation (base salary and an annual incentive award paid in cash, and sales commissions for certain executives), equity-based compensation, post-employment compensation and other benefits.

Total Reward and Compensation Philosophy.  We set executive compensation in the context of our Total Reward and Compensation Philosophy. The objective of the Total Reward Program is to emphasize and encourage excellence and innovation by recognizing and rewarding the contributions of all employees to achieving our strategic goals and business objectives. Designed to be competitive, our Total Reward Program strives to align with the 50th percentile of market and location conditions within the medical device industry. However, our philosophy is to avoid competing for talent on compensation alone. Those employees whose performance consistently exceeds expectations may have the opportunity to achieve rewards above market averages. We believe that by creating a high-performance culture, we will create an energized and engaged workforce that will result in superior job satisfaction, increased customer satisfaction and the creation of long-term stockholder value.

Rationale for Pay Mix Decisions

To reward both short and long-term performance in the compensation program and in furtherance of our compensation objectives noted above, our executive compensation philosophy includes the following four principles:

Compensation should be related to performance

The committee believes that a significant portion of a senior executive’s compensation should be tied to Company performance. During periods when Company performance meets or exceeds the established objectives, senior executives should be paid at expected levels or higher. When our performance does not meet key objectives, incentive award payments, if any, should be less than expected levels. In its discretion, the committee may also adjust the base salaries of a senior executive when the executive displays outstanding individual performance or when the executive assumes additional responsibility.

Incentive compensation should represent a large portion of total compensation

A majority of an executive’s annual target total compensation (salary, bonus and long-term incentive) is variable at-risk incentive compensation tied to performance. Incentive compensation should be paid in the form of short-term and long-term incentives, which are calculated and paid based primarily on financial measures of profitability and stockholder value creation. Senior executives have the incentive of increasing Company profitability and stockholder return in order to earn the major portion of their compensation package.

Compensation levels should be competitive

The committee periodically reviews our compensation programs to evaluate whether they remain competitive. We believe that competitive compensation programs will enhance our ability to attract and retain senior executives. For restricted stock unit awards granted at the end of 2009 and for determining 2010 compensation, the compensation committee engaged independent compensation consultant Pearl Meyer & Partners to conduct a competitive market analysis. As a result, the committee identified an updated peer group. These peer group companies are:

ABIOMED, Inc.	Atrion Corp.	CardioNet Inc.
Clarient Inc.	Cyberonics Inc.	Cynosure Inc.
ev3 Inc.	Masimo Corp.	Merit Medical Systems Inc.
Natus Medical Inc.	SonoSite, Inc.	Thoratec Corp.
Tomotherapy Inc.	Volcano Corp.	ZOLL Medical Corp.

This comparison group is broader than the group previously used in connection with setting 2008 compensation and initial 2009 compensation. That group consisted of Arthrocare Corp., Cantel Medical Corp., Inverness Medical Innovations, Inc., Merit Medical Systems, Inc., Sonosite, Inc., Thoratec Corp. and ZOLL Medical Corp.

Incentive compensation should balance short and long-term performance

The committee seeks to structure a balance between achieving strong short-term annual results and ensuring our long-term viability and success. To reinforce the importance of balancing these perspectives, senior executives are regularly provided both short- and long-term incentives. As part of our long-term incentive program, we provide executives (and many employees) with various means of becoming stockholders. These opportunities include restricted stock units, stock options and the opportunity to participate in our employee stock purchase plan. The committee believes that a mix of long-term incentives allows us to deliver long-term incentive awards aligned with the interests of stockholders. Restricted stock units and stock options encourage executives to focus on share price appreciation, while the service-based restrictions serve as a retention tool.

How We Set Compensation

In determining compensation, the committee considers the executive officer’s leadership, decision-making skills, experience, knowledge, relationships with our employees, Cardiac Science Board and regulatory agencies, strategic recommendations, customer and employee satisfaction, and positioning for future performance. The committee does not assign relative weight to any of these factors. In addition, we believe that bonus compensation should make up a significant portion of the total compensation available to a Named Executive Officer in a year where the performance targets set by us have been met or exceeded. Within this parameter, we select allocations that we believe are consistent with our overall compensation philosophy as described above. Annual and new hire equity grant amounts are based on individual circumstances, in consideration of each executive’s experience, scope of responsibility and individual job performance, both demonstrated and expected, and market conditions.

The CEO makes recommendations for all executive compensation levels to the committee. The committee also considers information and advice on various aspects of executive compensation from its independent compensation consultant. Although the committee takes into account management recommendations regarding compensation levels of executive officers, the committee determines these levels and may elect to pay more or less than the amount recommended. Final compensation decisions are made by the committee, except that the Cardiac Science Board determines the CEO’s compensation. With respect to incentive programs including formulaic elements, the committee retains discretion to increase or decrease the amount of the award.

Components of Executive Compensation

Total compensation opportunity levels vary for each Named Executive Officer listed in the Summary Compensation Table based on job, level of responsibility and market practices.

Our compensation and benefits for Named Executive Officers consists of the following components:

•	base salaries;

•	cash incentives;

•	sales commissions;

•	long-term equity incentive compensation; and

•	other benefits.

The committee believes that the mix of equity-based and cash compensation provides flexibility in structuring appropriate compensation while furthering the goal of aligning the financial interests of our executive officers with the financial interests of our stockholders. The committee also believes that longer-term equity incentive compensation provides the appropriate balance of risk and reward to our executive officers’ total compensation.

Base Salaries

When we set new executive base salaries, we target them at mid-range for comparable positions in our peer group, comparable scope of responsibility and comparable levels of experience. Specifically, the committee targets the median base salary level (50th percentile) of the peer group for the base salaries of the Named Executive Officers. The committee may adjust base salary levels based on comparisons to the survey data and evaluation of the executive’s level of responsibility and experience as well as Company-wide financial performance. The committee also considers the senior executive’s success in achieving business results, promoting our mission and vision and demonstrating leadership.

We believe that benchmarking and aligning initial base salaries are especially critical to maintaining a competitive compensation program. Base salary affects other elements of our compensation. We set target amounts for annual and long-term incentives as a percentage of base salary.

Increases to base salaries, if any, are driven primarily by individual job performance. Individual job performance is evaluated by reviewing the executive’s success in achieving business results, promoting our mission and values and demonstrating leadership abilities.

In adjusting the base salary of the Named Executive Officers the compensation committee does not rely solely on predetermined formulas or a limited set of criteria. The compensation committee usually adjusts base salaries for senior executives when:

•	the Company’s has achieved its short- and long-term goals;

•	the current compensation demonstrates a significant deviation from the market data;

•	a senior executive displays excellent individual job performance; or

•	a senior executive undertakes additional responsibility.

Because of the challenging economic environment facing the company in 2009, the compensation committee determined that base salaries for the Named Executive Officers would not be increased for 2009. For the reasons discussed above under Changes for 2010 Compensation, the committee increased 2010 base salaries for the Named Executive Officers to approximately the 50th percentile of peer group companies.

Cash Incentives

Management Incentive Program

The Management Incentive Plan (MIP) provides senior executives with the opportunity to earn cash bonuses in addition to their base salaries. The MIP component of our compensation program is designed to align senior executive pay with our short-term performance and to allow our senior executives to share in our financial success. The MIP is designed so that in years that financial performance significantly exceeds our financial plan, the stretch target bonus payouts of the MIP are higher than the target bonus payouts.

The compensation committee approves a total target incentive payout and stretch incentive payout for the incentive period for each senior executive, after considering the target payouts proposed by the CEO. These target percentages represent the senior executive’s annual bonus opportunity. For the 2009 MIP, target payouts for the Named Executive Officers ranged from 25% to 80% of the executive’s base salary. Under the 2009 MIP, participants could have earned from 0% to 100% of their target payout opportunity, based on the Company’s financial performance. Incentive bonuses are generally paid in cash in March of each year for the prior year’s performance. The committee retains discretion to increase or decrease the amount of the awards made under the MIP.

For 2009, the payment of bonuses under the MIP were to consist of consolidated pre-tax income excluding the bonus accrual (“Adjusted Pre-Tax Income”) up to the budgeted amount of Adjusted Pre-Tax Income, plus an accrual of 33% of any amount by which actual Adjusted Pre-Tax Income exceeded the budgeted amount. Accordingly, the Company needed to achieve at least 100% of budgeted Adjusted Pre-Tax Income before any awards would begin to accrue.

Certain of the Company’s senior executives, including the Named Executive Officers, were eligible to participate in a senior management program administered under the 2009 MIP guidelines that set target payouts ranging from 25% to 80% of an executive’s base salary. Incentive bonuses are generally paid in cash in March of each year for the prior year’s performance. If minimum Adjusted Pre-Tax Income is not achieved, there is no payout under the MIP. The committee retains discretion to increase or decrease the amount of the awards made under the MIP.

The committee approves a total target incentive payout and stretch incentive payout for the incentive period for each senior executive, after considering the target payouts proposed by the CEO. These target percentages represent the senior executive’s annual bonus opportunity. For 2009, the Adjusted Pre-Tax Income threshold was not met, therefore no payouts were made under the MIP.

For the reasons discussed above under Changes for 2010 Compensation, the compensation committee changed the MIP for 2010 to increase target amounts and provide more appropriate incentives in light of the current economic environment. In general, the Company performance goals will be weighted 85% and individual performance criteria will be weighted 15%. The Company performance score can range from threshold to target to 2X target, and will be based 50% on the achievement of targeted budgeted revenue and 50% on targeted operating cash flow. Target payouts can range from 10% to 200% of an executive’s base salary.

Sales Commissions

Under his sales incentive program, Mr. Lemvigh earned $78,130 representing a sales commission of a blended rate of 0.15% of certain international sales, which was set by the compensation committee after considering management’s recommendation. Mr. Lemvigh’s sales bonus was based on performance which exceeded budgeted aggregate non-U.S. revenue of approximately $51 million and aggregate non-U.S. blended gross profit of $31 million.

Long-Term Equity Incentive Compensation.

An important objective of the long-term incentive program is to strengthen the relationship between the long-term value of our stock price and the potential financial gain for employees. The committee’s objective is to provide senior executives with long-term incentive award opportunities that are consistent with the peer review data and based on each senior executive’s individual performance.

The Company’s equity compensation program for executives includes both restricted stock units and stock options. Restricted stock units are grants of a right to receive shares of our common stock that vest over time based on continued service or performance. As the restricted stock units vest, executives receive shares of our common stock that they own outright. Stock options provide senior executives with the opportunity to purchase our common stock at a price fixed on the grant date regardless of future market price. Stock options vest over time based on continued service. We believe that a combination of restricted stock units and stock options provides a balanced long-term equity incentive program. While restricted stock units provide more predictable long-term rewards, stock options carry more risk, but provide more opportunity for growth since our executives will realize a gain from their stock options only if our common stock price increases above the option exercise price and the executive remains employed during the period required for the option to vest. Our restricted stock units and stock options granted in 2009 generally vest and become exercisable over a four-year vesting period. We believe that both restricted stock units and stock options provide an incentive for the executive to remain employed by us and link a portion of the executive’s compensation to stockholders’ interests by providing an incentive to increase the market price of our stock.

The committee approves the total number of restricted stock units and/or stock options that will be made available to senior executives as a group, as well as the size of individual grants for each Named Executive Officer. The amounts granted to the executives vary each year based on the executive’s experience, scope of responsibility, individual job performance, both demonstrated and expected, and the executive’s total compensation package. We do not consider the realized or unrealized value of prior equity awards when determining the target economic value of new awards because each new grant is awarded as an incentive to drive future shareholder return.

We generally grant equity awards annually, at a meeting scheduled in advance, typically in February or March, at the same time as awards to the general eligible employee population. We schedule the grants at this time to meet appropriate deadlines for compensation-related decisions. For newly hired executives, the committee generally approves these grants at its first regularly scheduled meeting following the executive’s hire date and specifies that the grant will be effective on the meeting date. We set the stock option exercise price for each stock option at the closing market price on the date of grant. We also granted additional restricted stock units in December 2009 to further enhance our long-term incentive compensation related to key executives. These grants were made in recognition of the Company’s recent challenges as well as in recognition of the need to retain key executives as we address our current challenges and continue positioning the Company for future growth.

As discussed above, the compensation committee for 2010 instituted a performance-based restricted stock unit award program. These awards will vest at the end of a three-year performance period 50% based on the achievement of specified revenue compound annual growth rate with certain adjustments and 50% based on specified combined operating cash flow (or suitable financing in place to fund operations beyond 2012) with certain adjustments. These long-term incentive awards are conditioned on the executives signing amended employment agreements providing noncompetition and nonsolicitation covenants.

Other Benefits

Named Executive Officers may participate in our employee stock purchase plan, health and welfare programs and 401(k) plan on the same basis as all other eligible employees. We pay some of our Named Executive Officers a car allowance which is paid in lieu of mileage reimbursements for business travel in their personal automobiles.

Severance and Change in Control Agreements

In December 2009 the Company approved amendments to the executive officer employment agreements with the Company to better reflect market conditions. These agreements provide for severance benefits at differing levels based on each executive’s position, and are designed to assist in the retention of the services of the executives and to determine in advance the rights and remedies of the parties in connection with certain terminations, including in connection with a change in control. These amendments were developed in consultation with our independent compensation consultant, which assisted the committee in evaluating the terms and potential benefits under the existing agreements, and whether those arrangements reflected current best practices among peer group companies and other public companies. Details of the benefits available under the agreements are described in “Potential Payments Upon Termination of Employment or Change of Control.” The principle changes are as follows:

•	The severance amounts payable if the Company terminates the executive’s employment without cause or the executive resigns for good reason in connection with or within 24 months after a change in control were increased to an amount equal to 24 months of base salary and target bonus for the CEO and an amount equal to 9 months to 18 months of base salary and target bonus for other of the other Named Executive Officers.

•	A provision was added for the payment of severance if the Company terminates the executive’s employment without cause or the executive resigns for good reason not in connection with a change in control, as follows:

an amount equal to 18 months of base salary for the CEO and an amount equal to 9 months to 12 months of base salary for the other Named Executive Officers. In addition, the executive will be paid a pro-rata amount of his or her annual bonus earned through the date of termination and will receive certain Company-paid premiums for continuing health insurance.

•	The full parachute excise tax gross-up provision was eliminated and replaced with a section providing that, in the event the executive becomes entitled to receive any payments or benefits that will be subject to the parachute excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (“the Code”), such payments and benefits will be reduced if and to the extent that doing so results in a greater after-tax benefit to the executive than receiving the full amount of the payments and benefits.

•	A provision was added conditioning the change in control and severance benefits on the executives entering into an agreement not to compete with the Company or a successor company during their employment with the Company or a successor company or for a one year period after the termination of such employment.

The compensation committee believes it is in the Company’s and our stockholders’ interests to maintain these competitive severance and change in control benefits, to promote the alignment of management’s interests with those of stockholders in evaluating potential change in control transactions by minimizing the distraction that may be caused by personal uncertainties for the executives.

Limitations on Deductibility of Compensation

The Committee has considered the potential impact of Section 162(m) of the Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1,000,000 in any taxable year for certain named executive officers, unless certain exemption requirements are met. Compensation that qualifies as “performance-based” is excluded for purposes of calculating the amount of compensation subject to the $1,000,000 limit under Section 162(m). Stock options granted prior to October 2006 are designed to satisfy the requirements of Section 162(m) for qualified performance-based compensation.

We believe that it is important to preserve flexibility in administering compensation programs in a manner designed to attract, retain and reward high-performing executives or promote various corporate goals. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m). Our incentive compensation programs currently are not designed to satisfy the requirements of Section 162(m) for qualified performance-based compensation. However, we believe that all taxable compensation in 2009 paid to those of our Named Executive Officers who are covered by Section 162(m) will be fully deductible for federal income tax purposes.

2009 SUMMARY COMPENSATION TABLE

The following table sets forth information regarding 2009 compensation for each of our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers serving as executive officers as of the end of 2009, plus our former Chief Executive Officer and former Vice President, Operations (collectively, the “Named Executive Officers”). Information regarding 2008 and 2007 compensation is presented, as applicable, for executives who were also Named Executive Officers in 2008 and 2007.

						Non-Equity
				Stock	Option	Incentive Plan	All Other
		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)(2)	($)	($)	($)

David L. Marver(7)	2009	$404,908	$—	$177,000	$221,200	$—	$99,160	$902,268
CEO	2008	$38,750	32,500	—	477,000	—	35,943	584,193
Michael K. Matysik(4)	2009	293,523	—	88,500	161,000	—	3,000	546,023
SVP, CFO and Secretary	2008	248,308	85,500	99,555	—	—	3,000	436,363
	2007	240,000	100,000	—	—	—	3,000	343,000
Kurt B. Lemvigh(5)	2009	431,556	—	—	115,000	78,129	25,883	650,568
VP, International Sales	2008	369,365	38,107	79,997	—	288,893	19,946	796,308
	2007	318,000	36,678	—	—	73,031	19,152	446,861
Robert W. Odell(4)	2009	272,326	—	64,900	271,500	—	3,000	611,726
SVP, Strategy, Design and Operations	2008	210,289	90,000	—	190,350	—	3,000	493,639
Ralph A. Titus(4)	2009	247,844	—	23,600	143,750	—	3,000	418,194
VP, Marketing and Customer Operations
John R. Hinson(3)	2009	73,773	—	214,463	—	—	149,781	538,017
Former CEO	2008	376,923	180,000	270,900	—	—	10,200	838,023
	2007	350,000	200,000	—	—	—	10,200	560,200
Feroze D. Motafram(6)	2009	189,969	—	—	115,000	—	251,221	556,190
Former VP, Operations	2008	218,077	60,000	99,998	—	—	3,000	381,075
	2007	208,077	75,000	—	—	—	3,000	286,077

(1)	The amount reported in this column for each officer reflects the aggregate grant date fair value of restricted stock unit awards granted to the officer in 2009, computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures. These amounts are not paid to or realized by the officer. Fair value with respect to the restricted stock units is based on the market price of our common stock on the grant date. For Mr. Hinson, the amount also includes $214,463 reflecting the aggregate incremental fair value computed in accordance with accordance with FASB ASC Topic 718 as a result of the acceleration of vesting of 22,500 restricted stock units in connection with Mr. Hinson’s resignation as Chief Executive Officer and entry into a consulting and non-competition agreement as of March 30, 2009. The amounts reported for 2008 and 2007 for all Named Executive Officers have been restated to reflect the aggregate grant date fair value for the respective years, in accordance with new SEC rules.

(2)	The amount reported in this column for each officer reflects the aggregate grant date fair value of stock options granted to the officer in 2009, computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures. These amounts are not paid to or realized by the officer. Assumptions used in the calculation of fair value with respect to the stock options are included in Note 14 to the Company’s audited financial statements included in the Company’s Form 10-K for the year ended December 31, 2009. The amounts reported for 2008 and 2007 for all Named Executive Officers have been restated to reflect the aggregate grant date fair value for the respective years, in accordance with new SEC rules.

(3)	Mr. Hinson ceased being Chief Executive Officer of the Company effective March 30, 2009. “All Other Compensation” for year 2009 with respect to Mr. Hinson represents a severance payment of $145,000, Company contributions to the Company’s 401(k) plan of $3,000 and a car allowance of $1,781.

(4)	“All Other Compensation” for year 2009 with respect to Mr. Matysik, Mr. Odell and Mr. Titus represents Company contributions to the Company’s 401(k) plan.

(5)	In accordance with the terms of his amended and restated employment agreement, all amounts paid to Mr. Lemvigh were made in Great British Pounds. The amounts shown in this table are converted to U.S. dollars using a monthly average exchange rate. All Other Compensation” for year 2009 with respect to Mr. Lemvigh represents Company Contributions to the government pension scheme in Denmark.

(6)	Mr. Motafram ceased being an executive officer of the Company effective August 27, 2009. “All Other Compensation” for year 2009 with respect to Mr. Motafram represents Company contributions of $3,000 to the Company’s 401(k) plan and a severance payment of $248,221.

(7)	“All Other Compensation” for Mr. Marver included relocation assistance provided by the Company in the amounts of $87,160 and $35,005 for 2009 and 2008, respectively, as well as Company contributions to the Company’s 401(k) plan in the amount of $3,000 in 2009 and $938 in 2008 and a car allowance of $9,000 in 2009.

2009 GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information regarding grants of plan-based awards for each of the Named Executive Officers for 2009.

					All Other	All Other
					Stock	Option
					Awards:	Awards:	Exercise	Grant Date
			Estimated Future Payouts		Number of	Number of	or Base	Fair Value
			Under Non-Equity		Shares of	Securities	Price of	of Stock
			Incentive Plan Awards		Stock or	Underlying	Option	and Option
			Target	Maximum	Units	Options	Awards	Awards
Name	Type of Award	Grant Date	($)	($)	(#)	(#)	($/Sh)	($)(2)

David L. Marver	Stock Options	3/31/2009	$150,000	$150,000		140,000	$3.01	$221,200
CEO	Restricted Stock Units	12/2/2009			75,000		2.36	177,000
Michael K. Matysik	Stock Options	5/12/2009	100,320	100,320		70,000	4.12	161,000
SVP, CFO and Secretary	Restricted Stock Units	12/2/2009			37,500		2.36	88,500
Kurt B. Lemvigh	Stock Options	5/12/2009	38,771	38,771	—	50,000	4.12	115,000
VP, International Sales
Robert W. Odell	Stock Options	5/12/2009	72,000	72,000	—	100,000	4.12	230,000
SVP, Strategy, Design and	Restricted Stock Units	8/24/2009			—	25,000	3.05	41,500
Operations		12/2/2009			27,500		2.36	64,900
Ralph A. Titus	Stock Options	5/12/2009	56,250	56,250		62,500	4.12	143,750
VP, Marketing and Customer Operations	Restricted Stock Units	12/2/2009			10,000		2.36	23,600
John R. Hinson			—	—	—	—	—	—
Former CEO
Feroze D. Motafram(1)	Stock Options	5/12/2009	66,150	66,150	—	50,000	4.12	115,000
Former VP, Operations

(1)	Mr. Motafram forfeited this award in connection with his termination of employment on August 27, 2009.

(2)	The amounts reported in this column reflect the grant date fair value for each award computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures.

The following narrative discusses the material information necessary to understand the information in the tables above.

Employment Agreements.  Each of the Named Executive Officers is party to an amended and restated employment agreement with the Company. Executive officer salaries will be reviewed at least annually and may be changed at the discretion of the board or the compensation committee of the board. Each of the Named Executive Officers is entitled to participate in the executive bonus plans and/or commission plans adopted and modified by the compensation committee and in other benefit programs, including basic health, dental and vision insurance, provided with the approval of the board, subject to applicable eligibility requirements. The amended and restated employment agreements also contain provisions for payments upon termination of employment in certain circumstances, including following a change in control of the Company and Termination with out Cause. These provisions are described in more detail below under Potential Payments Upon Termination of Employment or Change in Control Arrangement — Amended and Restated Employment Agreements.

Non-Equity Incentive Plan Compensation.  The 2009 Grants of Plan-Based Awards Table, in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards,” column reflects target and maximum amounts that could be received by each officer under the Company’s 2009 Management Incentive Plan and the sales commission plan for Mr. Lemvigh. Because the target performance goals were not achieved, no payouts were made under the 2009 Management Incentive Plan which is described in more detail above under Compensation Discussion and Analysis under “Cash Incentives”. The amount reported for Mr. Lemvigh under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table was for sales commissions equal to a blended rate of 0.15% of total sales of some of our products through the international sales channel. Mr. Lemvigh’s sales commission is paid annually based on sales made during the year.

Stock Options.  The 2009 Grants of Plan-Based Awards Table reflects stock options granted under our 2002 Plan. The stock options vest over four years with 25% vesting one year after the date of grant and 1/36 vesting monthly for the remaining three years. The stock option program is described in more detail above under Compensation Discussion and Analysis under “Long-Term Equity Incentive Compensation.”

Restricted Stock Unit Awards.  The 2009 Grants of Plan-Based Awards Table reflects restricted stock unit awards granted under our 2002 Plan. The restricted stock unit awards are expressed in a dollar amount that is converted into a number of units by dividing the dollar amount awarded by the closing price of our common stock on the date of grant. The restricted stock unit award vests in four equal annual installments beginning one year after the date of grant. The restricted stock unit program is described in more detail above under Compensation Discussion and Analysis under “Long-Term Equity Incentive Compensation.”

2009 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table provides information regarding the number and estimated value of outstanding stock options and unvested stock awards held by each of the Named Executive Officers at 2009 fiscal year end.

						Stock Awards
						Service-Based
						Equity Awards
							Market
						Number of	Value of
		Option Awards				Shares or	Shares or
		Number of Securities				Units of	Units of
		Underlying Unexercised		Option		Stock that	Stock that
		Options (#)		Exercise	Option	have not	have not
		Exercisable	Unexercisable	Price	Expiration	Vested	Vested
Name	Grant Date	(#)	(#)	($)	Date	(#)(1)	($)(1)

David L. Marver
CEO
Restricted Stock Units(1)	12/2/2009	—	—	$—	—	75,000	$167,250
Stock Options(2)	10/31/2008	33,334	66,666	9.33	10/31/2018
Stock Options(2)	3/31/2009	—	140,000	3.01	3/13/2019
Michael K. Matysik
SVP, CFO and Secretary
Restricted Stock Units(1)	12/2/2009	—	—	—	—	37,500	83,625
Restricted Stock Units(1)	3/7/2008	—	—	—	—	8,305	18,520
Stock Options(2)	5/12/2009	—	70,000	4.12	5/12/2019
Stock Options(2)	12/14/2006	35,625	9,375	8.38	12/14/2016
Stock Options(3)	11/9/2005	25,000	—	9.05	11/9/2015
Stock Options(2)	2/11/2004	23,644	—	12.07	2/11/2014
Stock Options(2)	2/11/2004	14,948	—	12.07	2/11/2014
Stock Options(2)	2/10/2003	13,667	—	7.77	2/10/2013
Stock Options(2)	2/10/2003	5,628	—	7.77	2/10/2013
Stock Options(4)	6/27/2002	115,777	—	10.84	6/27/2012

						Stock Awards
						Service-Based
						Equity Awards
							Market
						Number of	Value of
		Option Awards				Shares or	Shares or
		Number of Securities				Units of	Units of
		Underlying Unexercised		Option		Stock that	Stock that
		Options (#)		Exercise	Option	have not	have not
		Exercisable	Unexercisable	Price	Expiration	Vested	Vested
Name	Grant Date	(#)	(#)	($)	Date	(#)(1)	($)(1)

Kurt B. Lemvigh
VP, International Sales
Restricted Stock Units(1)	3/7/2008	—	—	—	—	6,644	14,816
Stock Options(2)	5/12/2009	—	50,000	4.12	5/12/2019
Stock Options(2)	12/14/2006	23,750	6,250	8.38	12/14/2016
Stock Options(3)	11/9/2005	15,000	—	9.05	11/9/2015
Stock Options(2)	10/1/2004	7,500	—	19.70	10/1/2014
Stock Options(2)	12/31/2003	5,000	—	39.90	12/31/2013
Stock Options(2)	10/24/2002	2,500	—	17.50	10/24/2012
Stock Options(2)	9/26/2001	10,000	—	24.00	9/26/2011
Robert W. Odell
SVP, Strategy, Design and Operations
Restricted Stock Units(1)	12/2/2009	—	—	—	—	27,500	61,325
Stock Options(2)	8/24/2009	—	25,000	3.05	8/24/2019
Stock Options(2)	5/12/2009	—	100,000	4.12	5/12/2019
Stock Options(2)	2/25/2008	21,563	23,437	8.25	2/25/2018
Ralph A. Titus
VP, Marketing and Customer Operations
Restricted Stock Units(1)	12/2/2009	—	—	—	—	10,000	22,300
Restricted Stock Units(1)	3/7/2008	—	—	—	—	6,644	14,816
Stock Options(2)	5/12/2009	—	62,500	4.12	5/12/2019
Stock Options(2)	8/8/2007	16,146	8,854	9.62	8/8/2017
John R. Hinson(5)
Former CEO		—	—	—	—	—	—
Feroze D. Motafram(6)
Former VP, Operations		—	—	—	—	—	—

(1)	Restricted stock units vest in four equal annual installments beginning on the first anniversary of the date of grant.

(2)	25% of the shares subject to the option vests on the one-year anniversary of the grant date and 1/36th of the shares subject to the option vest monthly thereafter for the next 3 years.

(3)	100% of the shares subject to the option were vested and immediately exercisable upon grant.

(4)	25% of the shares subject to the option vested on the six-month anniversary of the grant date and 1/36th of the shares subject to the option vest monthly thereafter.

(5)	In connection with Mr. Hinson’s resignation as Chief Executive Officer and entry into a consulting and non-competition agreement, the vesting of Mr. Hinson’s 2008 restricted stock unit award was fully accelerated as of March 30, 2009, and his outstanding stock options were cancelled as of June 30, 2009. See “2009 Potential Payments Upon Termination of Employment or Change of Control” below.

(6)	In connection with Mr. Motafram’s termination of employment as of August 27, 2009, his outstanding restricted stock awards and unvested stock options were forfeited as of that date and his outstanding vested stock options were cancelled as of November 27, 2009.

2009 OPTION EXERCISES AND STOCK VESTED TABLE

For the year 2009, the following table provides, for each of our Named Executive Officers, the number of stock options exercised and stock awards vested and the value realized due to the exercise or vesting.

	Option Awards		Stock Awards
	Number of		Number of
	Shares		Shares
	Acquired	Value Realized	Acquired	Value Realized
	on Exercise	on Exercise	on Vesting	on Vesting
Name	(#)	($)(1)	(#)	($)(2)

David L. Marver	—	$—	—	$—
CEO
Michael K. Matysik	—	—	2,769	7,615
SVP, CFO and Secretary
Kurt B. Lemvigh	—	—	—	—
VP, International Sales
Robert W. Odell	—	—	—	—
SVP, Strategy, Design and Operations
Ralph A. Titus	—	—	2,215	6,091
VP, Marketing and Customer Operations
John R. Hinson	171,103	240,948	30,000	85,875
Former CEO
Feroze D. Motafram	—	—	2,769	7,615
Former VP, Operations

(1)	Based on the difference between the exercise price and the closing price of our common stock on the date of exercise, multiplied by the number of options exercised.

(2)	Based on the closing price of our common stock on the vesting date.

2009 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Amended and Restated Employment Agreements

The amended and restated employment agreements with certain of our Named Executive Officers provide for payments to such Named Executive Officers upon specified termination of employment events. Each of the agreements with the Named Executive Officers may be terminated (i) upon the death or total disability of the Named Executive Officer or (ii) by us or by the Named Executive Officer at any time for any reason; provided that with respect to Mr. Lemvigh, he is provided two months’ notice for termination by us for cause (as the term “cause” is defined in Mr. Lemvigh’s agreement) and six months’ notice for termination by us for any other reason, and Mr. Lemvigh provides one month’s notice for termination by him for any reason. If the Named Executive Officer’s employment is terminated due to death, total disability or voluntary termination without Good Reason, he will be entitled to receive any base salary due to him at that time.

Under local law, Mr. Lemvigh is entitled to receive severance payments if his employment is voluntarily terminated by him or us or if his employment is terminated by us without cause in amounts equal to $193,854 and $387,708, respectively. If a Change in Control occurs during the term of the Named Executive Officer’s employment with us and we terminate the Named Executive Officer’s employment without Cause in connection with the change in control, the successor employer terminates the Named Executive Officer’s employment without Cause within 24 months of the consummation of the Change in Control, or the Named Executive Officer terminates his employment for Good Reason in connection with the change in control or within 24 months of the consummation of the change in control (each such event a “Change in Control Trigger Event”), the Named Executive

Officer will be entitled to receive, in addition to any benefits to which he is entitled under our employee benefit plans and equity and incentive compensation plans, the following benefits:

1. Severance payments equal to the higher of the Named Executive Officer’s base salary in effect immediately prior to the change in control or his base salary in effect immediately prior to termination and to a specified percentage of his target annual bonus, to be paid out over the number of months following the termination date in the course of the Company’s or the successor employer’s regularly scheduled payroll as follows:

Mr. Marver — 24 months salary and 200% target bonus
Mr. Matysik — 18 months salary and 150% target bonus
Mr. Odell — 18 months salary and 150% target bonus
Mr. Titus — 12 months salary and 100% target bonus
Mr. Lemvigh — 6 months salary

2. Continuation of health, dental and vision insurance, at substantially equivalent coverage to those in place as of the termination date, and life insurance, including supplemental coverage, if and as allowed under the policy’s portability clause, for no less than the period of months specified for each Named Executive Officer in 1 above, and other benefits substantially equivalent to those in place as of the termination date, for the period of months specified for each Named Executive Officer in 1 above;

3. Any unpaid salary as of the date the Named Executive Officer’s employment terminates;

4. Any earned and unpaid bonus for the year the Named Executive officer terminates, prorated through the date of termination;

5. Acceleration of vesting of 100% of the Named Executive Officer’s then unvested options to purchase shares of the Company’s common stock or shares of common stock of the successor employer issued in substitution of the Company’s common stock in connection with the change in control and 100% of the Named Executive Officers then unvested restricted stock units or other similar stock based awards; and

6. If the foregoing benefits, when aggregated with any other payments or benefits received by a Named Executive Officer, or to be received by a named executive, would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, such payments will be reduced if and to the extent doing so results in a greater after-tax benefit to the executive than receiving the full amount of the payments described in 1-5 above.

If the Company terminates the executive’s employment without Cause or the executive resigns for good reason not in connection with a change in control, the Named Executive Officer will be entitled to receive, in addition to any benefits to which he is entitled under our employee benefit plans the following benefits:

1. Severance payments equal to the executive’s base salary in effect immediately prior to termination, to be paid out over the number of months following the termination date in the course of the Company’s regularly scheduled payroll as follows:

Mr. Marver — 18 months
Mr. Matysik and Mr. Odell — 12 months
Mr. Titus — 9 months
Mr. Lemvigh — 6 months

2. Continuation of health, dental and vision insurance, at substantially equivalent coverage to those in place as of the termination date, and life insurance, including supplemental coverage, if and as allowed under the policy’s portability clause, for no less than the period of months specified for each Named Executive Officer in 1 above, and other benefits substantially equivalent to those in place as of the termination date, for the period of months specified for each Named Executive Officer in 1 above;

3. Unpaid salary as of the date the Named Executive Officer’s employment terminates;

4. Any earned and unpaid bonuses for the year the Named Executive Officer’s employment terminates, pro-rated through the date of termination.

Under the amended and restated employment agreements, a “Change in Control” occurs upon:

1. A merger or consolidation of the Company with or into any other company, entity or person;

2. A sale, lease, exchange or other transfer, in one transaction or a series of transactions undertaken with a common purpose, of all or substantially all of the Company’s then outstanding securities or all or substantially all of the Company’s assets;

3. The purchase of a significant portion of our common stock without approval of a majority of our incumbent directors; or

4. A successful proxy contest, which is stated in terms of the board becoming composed of a majority of persons that are not incumbent directors (or appointed or nominated by incumbent directors). Under the amended and restated employment agreements, “Good Reason” means the occurrence of any of the following and the failure of the Company or a successor company to cure within 30 days after receipt of written notice from the officer asserting that Good Reason exists and specifying the circumstances constituting such Good Reason: a material reduction in title, status, authority or responsibility, a material reduction in salary or bonus opportunity or material adverse modifications to stock option award or plan, a material breach of the agreement by the Company or a successor company, or required relocation more than 50 miles from the current place of employment.

Under the amended and restated employment agreements, “Cause” means the occurrence of one or more of the following events: (i) willful misconduct, insubordination or dishonesty or material violation of Company policies and procedures which results in a material adverse effect on the Company; (ii) continued failure to satisfactorily perform duties after written notice by the Company of the areas of deficiency; (iii) willful actions in bad faith or intentional failures to act in good faith that materially impair the Company’s business, goodwill or reputation; (iv) conviction of a felony or misdemeanor or failure to contest prosecution for a felony or misdemeanor; the Company’s reasonable belief that the executive engaged in a violation of any statute, rule or regulation governing the Company that is harmful to the Company’s business or reputation; the Company’s reasonable belief that the executive engaged in unethical practices, dishonesty or disloyalty; (v) current use of illegal substances; (vi) material violation of the executive’s confidentiality agreement; or (vii) solely for purposes of a termination without cause other than in connection with a change in control, the Company fails as a business enterprise.

If we terminate the employment of Messrs. Marver, Matysik, Lemvigh, Titus or Odell with Cause, the successor employer terminates such executive officer’s employment with Cause within 24 months of the consummation of the Change in Control, or such executive officer terminates his employment without good reason in connection with the Change in Control or within 24 months of the Change in Control, he will be entitled to receive only base salary due to him. In all termination of employment events in connection with a Change in Control as described above, Mr. Lemvigh is entitled to six months’ notice during which he is entitled to receive base salary and benefits in effect as of the date of such notice.

All severance payments and benefits under the employment agreements are contingent on the executive’s signing a full release and complying with the terms of a confidentiality; non solicitation; and non competition agreement entered into with the Company.

Other Change in Control Arrangements

Pursuant to both the 1998 Plan and the 2002 Plan, in the event of certain corporate transactions, such as the sale of all or substantially all of our securities or assets or a merger, the 1998 Plan and the 2002 Plan each provide that each outstanding award will be assumed or substituted with a comparable award by the surviving corporation or acquiring corporation. If the surviving corporation or acquiring corporation does not assume or substitute awards, outstanding awards will become 100% vested and exercisable immediately before the corporate transaction. To the extent that options accelerate due to a corporate transaction, the restrictions on stock awards also will lapse. In the event of our dissolution or liquidation, such awards terminate if not exercised prior to such event.

Pursuant to our 2002 Employee Stock Purchase Plan (“ESPP”), in the event of certain corporate transactions, such as a merger, consolidation or sale of all or substantially all of our assets, each outstanding right to purchase shares under the ESPP will be assumed or an equivalent right substituted by the acquiring or surviving corporation. If such corporation does not assume or substitute for the right, the offering period during which a participant may purchase stock will be shortened to a specified date before the proposed transaction. Similarly, in the event of our proposed liquidation or dissolution, the offering period during which a participant may purchase stock will be shortened to a specified date before the date of the proposed liquidation or dissolution.

Pursuant to the 1997 Plan, in the event of certain corporate transactions, such as the sale of substantially all of our securities or assets or a merger, the shares subject to each option outstanding under the 1997 Plan at the time of such corporate transaction will automatically become 100% vested and exercisable immediately prior to the effective date of the corporate transaction. In addition, all outstanding repurchase rights under the stock issuance program under the 1997 Plan will also terminate automatically, and the shares subject to those terminated rights will immediately vest in full, in the event of any corporate transaction. The plan administrator under the 1997 Plan also has the discretion, exercisable at any time while the option remains outstanding, to provide for the automatic acceleration (in whole or in part) of one or more outstanding options (and the immediate termination of our repurchase rights with respect to the shares).

Estimated Potential Payments Upon Termination of Employment or Change in Control Table

The table below reflects the estimated potential cash amount payable to Mr. Lemvigh if his employment was voluntarily terminated by him or us or if his employment was terminated by us without cause on December 31, 2009 and the estimated potential amounts payable upon Change in Control Triggering Event for each of the Named Executive Officers.

Amounts reported for the Change in Control Triggering Event assume a change in control and termination of employment on December 31, 2009. The amounts in the Cash Severance row include the total cash payment to be made to each Named Executive Officer for the severance period for that officer and the amount of the target bonus and/or non-equity incentive plan compensation the Named Executive Officer was awarded in fiscal 2009. The amounts in the Value of Accelerated Restricted Stock Units column under Change in Control Triggering Event assume that the price of our common stock on which certain of the calculations are made was $2.23 per share, the closing price of our common stock on December 31, 2009. These amounts reflect the market value of unvested restricted stock units that would vest. All stock options as of December 31, 2009 had an exercise price greater than the closing price of our common stock on that date, no amounts are attributable to the accelerated vesting of such awards.

As of December 31, 2009, no portion of the total severance payable to each of our Named Executive Officers constituted a “parachute payment” for which the executive was entitled to a “gross up” payment pursuant to his employment agreement.

			Involuntary		After Change
			Termination		in Control
			Before Change		Involuntary
			in Control		Termination
			Without Cause		Without Cause
		Voluntary	or for Good	Upon Change	or for Good
Name	Benefit	Termination	Reason	in Control	Reason

David L. Marver	Cash Severance	$—	$720,000	$—	$1,920,000
President and CEO	Restricted Stock	—	167,500	167,500	167,500
	Acceleration
	Health Care Continuation	—	10,314	—	13,752

	Total:	—	897,314	167,500	2,101,252
Michael K. Matysik	Cash Severance	—	310,000	—	697,500
SVP, CFO and Secretary	Restricted Stock Acceleration	—	102,145	102,145	102,145
	Health Care Continuation	—	16,359	—	24,539

	Total:	—	428,504	102,145	824,184
Kurt B. Lemvigh	Cash Severance	193,854	193,854	—	193,854
VP, International	Restricted Stock Acceleration	—	14,816	14,816	14,816
	Health Care Continuation	—	1,017	—	1,017

	Total:	193,854	209,687	14,816	209,687
Robert W. Odell	Cash Severance	—	305,000	—	686,250
SVP, Strategy, Design	Restricted Stock Acceleration	—	61,325	61,325	61,325
and Operations	Health Care Continuation	—	15,541	—	23,312

	Total:	—	381,866	61,325	770,887
Ralph A. Titus	Cash Severance	—	180,000	—	312,000
VP, Marketing and	Restricted Stock Acceleration	—	37,116	37,116	37,116
Customer Operations	Health Care Continuation	—	12,269	—	16,359

	Total:	—	229,385	37,116	365,475

Mr. Hinson voluntarily resigned as Chief Executive Officer effective March 30, 2009. Accordingly, he was not entitled to any of the amounts described in the table above. To retain access to Mr. Hinson’s skills and relationships resulting from his ten years of experience with the Company and to restrict him from competing with the Company, Mr. Hinson and the Company entered into a consulting and non-competition agreement for a one-year period ending on March 30, 2010 pursuant to which Mr. Hinson was paid $250 per hour for consulting services and in addition received a total aggregate payment of $190,000 over a 12-month period. Also pursuant to the agreement, the vesting of Mr. Hinson’s 22,500 restricted stock units was fully accelerated as of March 30, 2009, with a value of $62,250, based on the closing price of our common stock on that date. Mr. Hinson’s unvested stock options were cancelled as of March 30, 2009 and his vested and unexercised stock options were cancelled as of June 30, 2009.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2009 about our common stock that may be issued upon the exercise of outstanding stock options and other rights granted to employees, consultants or directors under our currently existing equity compensation plans.

			Number of Securities
			Remaining Available
	Number of		for Future Issuance
	Securities to be	Weighted	Under Equity
	Issued Upon	Average	Compensation Plans
	Exercise of	Exercise Price	(Excluding Securities
	Outstanding	of Outstanding	Reflected in the First
Plan Category	Options	Options(1)	Column)

Equity compensation plans approved by security holders	2,319,861	$6.43	878,761	(2)(3)(4)
Equity compensation plans not approved by security holders	810,062	24.23	—

Total	3,129,923	$11.04	878,761

(1)	Weighted average exercise price is calculated for outstanding stock options and does not include any value with respect to outstanding restricted stock units.

(2)	Includes 755,343 shares remaining available for purchase under the 2002 ESPP. The 2002 ESPP includes an evergreen formula pursuant to which the number of shares authorized for grant will be increased annually by the least of (1) 175,419 shares, (2) an amount equal to 2 percent of the outstanding shares of the common stock as of the end of the immediately preceding year on a fully diluted basis, and (3) a lesser amount determined by our Board. Excludes 175,419 additional shares of common stock that became available for purchase under the 2002 ESPP on January 1, 2010 pursuant to the evergreen formula.

(3)	Includes 123,418 shares remaining available for issuance under the 2002 Plan. The 2002 Plan includes an evergreen formula pursuant to which the number of shares authorized for grant will be increased annually by the least of (1) 526,260 shares, (2) an amount equal to 3 percent of the number of shares of common stock outstanding on a fully diluted basis as of the end of our immediately preceding year, and (3) a lesser amount determined by our Board. Excludes 526,260 additional shares of common stock that became available for issuance under the 2002 Plan on January 1, 2010 pursuant to the evergreen formula. Also excludes shares that will become issuable under the 2002 Plan if and when they cease to be subject to outstanding awards (other than by reason of exercise or settlement of the awards) under our 1998 Plan (which was suspended on the effective date of our initial public offering). Shares available for issuance under the 2002 Plan may be issued pursuant to stock options, stock awards or stock units.

(4)	Our equity grant program for our non-employee directors, is administered under the terms and conditions of our 2002 Stock Incentive Plan (the “2002 Plan”). Under the program, each non-employee director automatically receives an initial restricted stock unit grant for 4,000 units upon appointment and an annual grant for 4,000 units immediately following each year’s annual meeting, except that any non-employee director who received an initial grant within three months before or on the date of an annual meeting will not receive an annual grant until immediately following the second annual meeting after the date of the initial grant. The restricted stock units vest and become payable in common stock in four equal annual installments beginning one year after the grant date. If a non-employee director ceases to be a director of the Company, the unvested units will continue to vest, except that in the event of a non-employee director’s death the units will vest immediately and in the event a non-employee director resigns from the board without the consent of a majority of the board then in office any unvested units will be forfeited. In the event of any Company Transaction (as defined in the 2002 Plan), the vesting of the unvested units will accelerate, and the forfeiture restrictions will lapse, if and to the extent that the vesting of outstanding options granted under the 2002 Plan accelerates in connection with the Company Transaction. If unvested options are assumed or substituted by a successor company without acceleration upon the occurrence of a Company Transaction, the vesting and forfeiture provisions to which the unvested units are subject will continue with respect to the assumed or substituted restricted stock unit awards.

Description of Equity Compensation Not Approved By Stockholders

Equity Compensation Awards Granted Outside of the 2002 Plan

During 2009, the Cardiac Science Board granted one nonqualified stock option outside of the 2002 Plan but governed by the terms and conditions of the 2002 Plan as inducement awards for a newly hired employee.

Administration.  These options may be administered by our Board or any committee appointed by the board to administer the 2002 Plan (the “plan administrator”). The plan administrator’s decisions, determinations and interpretations are binding on the holders of these options.

Vesting and Exercise.  The exercise price for shares purchased under these options must be paid in a form acceptable to the plan administrator, which forms may include cash, a check, shares of already owned common stock, a broker-assisted cashless exercise or such other consideration as the plan administrator may permit. Each of these options will vest and become exercisable by the holder based on a vesting schedule as follows: 25% after the first year and 1/36th of the remaining shares subject to the option each month thereafter. Unless the plan administrator determines otherwise, options vested as of the date of termination of each optionee’s employment or service relationship with the Company by reason of death or disability generally will be exercisable for one year after the date of termination unless the option term expires as of an earlier date. In the event of termination for a reason other than death or disability, these options will be exercisable for a period of time determined by the plan administrator, generally three months after the date of termination, and in no event may these options be exercisable after the expiration of their respective terms. A transfer of employment or service relationship between us, our subsidiaries and any parent of the Company will not be deemed a termination for purposes of these options.

Transferability.  Unless otherwise determined by the plan administrator, these options may not be transferred or assigned except by will or the laws of descent and distribution, and may not be exercised by anyone other than the holder during the holder’s lifetime.

Adjustment of Shares.  In the event of stock splits, stock dividends, reclassification or similar changes in our capital structure, the Cardiac Science Board, in its sole discretion, will make equitable adjustments in (a) the number of shares covered by each of these options and (b) the purchase price of the common stock underlying each option.

Company Transaction.  In the event of a merger or consolidation of the Company with or into any other company or a sale, lease, exchange or other transfer of all or substantially all of our then outstanding securities or all or substantially all of our assets, these options will be assumed or substituted by the successor company. If the successor company refuses to assume or substitute for these options, these options will become immediately vested and exercisable immediately prior to the effective date of the transaction and will then be terminated.

Termination and Amendment.  The Cardiac Science Board may at any time amend these options. No amendment of these options may impair the rights of the holder of the amended option without that holder’s written consent. These options will expire on the tenth anniversary of the grant date, unless earlier terminated by their terms.

1997 Stock Option/Stock Issuance Plan and Equity Compensation Awards Granted Outside of the 1997 Plan

In connection with the 2005 merger of CSI and Quinton, we assumed the 1997 Plan and certain outstanding options that were granted by CSI outside of the 1997 Plan, but subject to the terms and conditions of the 1997 Plan.

Number of Shares.  A total of 810,062 shares are subject to outstanding options under the 1997 Plan.

Administration.  The 1997 Plan provided that the Cardiac Science Board (or committee), shall administer the 1997 Plan. Subject to the terms of the 1997 Plan, the Cardiac Science Board (or committee) has authority to determine and designate those employees, including officers, and directors, consultants and advisors, who are to be granted options or shares and the number of shares underlying such options. Subject to the express provisions of the 1997 Plan, the Cardiac Science Board (or committee) also has the authority to interpret the 1997 Plan and to prescribe, amend and rescind the rules and regulations relating thereto.

Types of Awards.  The 1997 Plan authorized the granting of incentive stock options to employees of us or any of our subsidiaries, including officers, and non-statutory stock options to employees, including officers, and directors, as well as to certain consultants and advisors. The 1997 Plan also authorized direct issuance of stock to eligible participants in the 1997 Plan at a price per share of not less than 85% of the fair market value on the date of issuance, payable in cash, by check, or, if permitted under the terms of the grant, by promissory note. The consideration for such shares may also be past services rendered to us. Such stock issuances may vest immediately or in one or more installments as determined by the Cardiac Science Board. The holder of such stock, however, shall have full stockholder rights with respect to said stock, whether or not vested.

Adjustment of Shares.  The maximum amount of shares issuable upon the exercise of options or direct issuance and the number of shares and exercise price per share in effect under each outstanding option are subject to adjustment upon the occurrence of certain events, including, but not limited to, stock dividends, stock splits, combinations, mergers, consolidations, reorganizations, reclassifications, exchanges or other capital adjustments.

Exercise Prices.  The option price for the common stock underlying the options is determined by the Cardiac Science Board or a committee designated by the Cardiac Science Board and consisting of two or more members, but in no event shall it be, with respect to incentive stock options, less than 100% of the fair market value of the common stock on the date it is granted (110% in the case of optionees who own more than 10% of the voting power of all classes of stock). The exercise price for non-statutory options may be less than 100% of the fair market value of the common stock on the date the option is granted. The Code limits to $100,000 the fair market value (determined at the time the option is granted) of the common stock with respect to which incentive options are first exercisable by any individual employee during any calendar year.

Term of Options.  No option granted under the 1997 Plan may be exercised after the expiration of the option, which may not, in any case, exceed ten years from the date of grant (five years in the case of incentive options granted to persons who own more than 10% of the voting power of all classes of stock). Options granted under the 1997 Plan are exercisable on such basis as determined by the Cardiac Science Board.

Company Transaction.  In the event of a liquidation or dissolution of us or a merger or consolidation of us resulting in a transfer of more than 50% of the voting power of our securities, any unexercised options granted under the 1997 Plan shall, immediately prior to such transaction, become fully exercisable. If not exercised prior to such transaction, all options shall be deemed cancelled unless the surviving corporation in any such merger or consolidation elects to assume the options under the 1997 Plan. All shares of stock issued pursuant to the 1997 Plan shall also be immediately vested in the event of such a transaction.

Option Exercise.  The exercise of an option is contingent upon receipt by us of a written notice of exercise from the holder thereof, and payment to us, either in cash, a check to our order, or, in certain circumstances, shares of common stock, of the purchase price for the shares of common stock. Options granted under the 1997 Plan may not be transferred by the participant other than by will or the laws of descent and distribution and may be exercised during the holder’s lifetime only by such holder.

Termination of Service.  If an employee or director by reason of a termination of such relationship other than disability or misconduct ceases to be an employee or director prior to his exercise of the option, the option granted to such employee or other person shall automatically terminate, lapse and expire 90 days from the date of termination. If an employee or director ceases to be an employee or a director of us by reason of disability, such holder may exercise any option he holds at any time within twelve months from the date of termination for such cause, but only to the extent the holder had the right to exercise such option at the date of such termination. If an employee or director dies while holding an outstanding option, his option rights may be exercised by the person or persons to whom such rights under the option are transferred by will or the laws of descent and distribution within twelve months from the date of death.

Termination.  The 1997 Plan terminated in December 2007.

CERTAIN RELATIONSHIPS RELATED PERSON TRANSACTIONS

Our Board has delegated to our audit committee the responsibility for reviewing related person transactions. In accordance with its written charter, the audit committee reviews the material facts of all related-person transactions, including transactions between the Company and our officers or directors (or affiliates of officers or directors), that require the committee’s approval under the applicable rules of the Securities and Exchange Commission and NASDAQ. The audit committee either approves or disapproves the entering into of each related person transaction. If advance review or approval is not feasible prior to the entry into of a particular related person transaction, the audit committee will review that transaction after it has been entered into and determine whether to ratify such transaction. To the Company’s knowledge, since January 1, 2009 no director, executive officer, greater than 5% stockholder or any of their immediate family members has had a material interest in any of the Company’s ongoing business transactions or relationships.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to report their stock holdings and transactions to the Securities and Exchange Commission.

To our knowledge, based on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2009, our directors, officers and greater than 10% beneficial owners were in compliance with all of their Section 16(a) filing requirements.

ANNEX B

October 18, 2010

Board of Directors
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, WA 98021

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Cardiac Science Corporation (the “Company”), of the Transaction Consideration (as defined below), pursuant to the Agreement and Plan of Merger, (the “Agreement”), to be entered into as of October 19, 2010 by and among the Company, Opto Circuits (India) Ltd. (the “Acquiror”) and Jolt Acquisition Company (the “Merger Sub”), a newly formed wholly-owned subsidiary of the Acquiror. The Agreement provides, among other things, that the Acquiror shall cause the Merger Sub to commence a tender offer (the “Offer”) to purchase for cash all of the outstanding shares of Company Common Stock at a price per share of Company Common Stock of $2.30, net to the seller, in cash, without interest (the “Transaction Consideration”). Following consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), pursuant to which each outstanding share of Company Common Stock other than (i) shares of Company Common Stock directly or indirectly held by the Acquiror, the Merger Sub or the Company and (ii) shares of Company Common Stock held by a stockholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded properly in writing appraisal for such shares, will be converted into the right to receive an amount in cash equal to the Transaction Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft dated October 16, 2010 of the Agreement; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available; (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Transaction; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly-traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

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We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward- looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward- looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Offer or the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory

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services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction, and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their shares into the Offer or how such stockholder should otherwise act with respect to the Transaction or any other matter. Except with respect to the inclusion of this opinion in the Schedule 14D-9 relating to the Offer, in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Transaction Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, the Acquiror’s ability to fund the Transaction Consideration, any other terms contemplated by the Agreement or the fairness of the Transaction to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such persons, relative to the compensation to be received by holders of Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Transaction Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than Company Common Stock held by the Acquiror or any of its affiliates) as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

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